    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 29, 1997

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                            IXC COMMUNICATIONS, INC.
               (Exact name of registrant as specified in charter)

                             ---------------------

            DELAWARE                             4813                        74-2644120
 (State or other jurisdiction of     (Primary Standard Industrial        (I.R.S. Employer
 incorporation or organization)       Classification Code Number)       Identification No.)

                       5000 PLAZA ON THE LAKE, SUITE 200
                              AUSTIN, TEXAS 78746
                                 (512) 328-1112
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               JOHN J. WILLINGHAM
                            IXC COMMUNICATIONS, INC.
                       5000 PLAZA ON THE LAKE, SUITE 200
                              AUSTIN, TEXAS 78746
                                 (512) 328-1112

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------
                                   Copies to:

              ELAINE R. LEVIN, ESQ.                               JERRY V. ELLIOTT, ESQ.
             MICHAEL P. WHALEN, ESQ.                            JAMES S. SCOTT, SR., ESQ.
                RIORDAN & MCKINZIE                                 SHEARMAN & STERLING
        695 TOWN CENTER DRIVE, SUITE 1500                          599 LEXINGTON AVENUE
               COSTA MESA, CA 92626                                 NEW YORK, NY 10022
                  (714) 433-2900                                      (212) 848-4000

                             ---------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                             ---------------------
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------
                        CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                        PROPOSED MAXIMUM PROPOSED MAXIMUM
                                                         OFFERING PRICE      AGGREGATE
TITLE OF EACH CLASS OF                   AMOUNT TO BE          PER           OFFERING         AMOUNT OF
SECURITIES TO BE REGISTERED              REGISTERED(1)      SHARE(2)         PRICE(2)     REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
  share................................     2,300,000        $35.56         $81,788,000        $24,784
============================================================================================================

(1) Includes 300,000 shares which the Underwriters have the option to purchase from the Selling Stockholders to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.

                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)
Issued January 29, 1997
                                2,000,000 Shares
[IXC LOGO]                  IXC Communications, Inc.
                                  COMMON STOCK

                            ------------------------

 All of the shares of Common Stock offered hereby, other than upon exercise of the Underwriters' over-allotment option, are being sold by the Company. The Common Stock is quoted on the Nasdaq National Market under the symbol "IIXC."
   The last reported sale price for the Common Stock on January 27, 1997, as reported on the Nasdaq National Market, was $35.625 per share. See "Price Range of Common Stock."

                            ------------------------

       SEE "RISK FACTORS" BEGINNING ON PAGE  FOR INFORMATION THAT SHOULD
                    BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $     A SHARE

                            ------------------------

                                                               Underwriting
                                                Price to      Discounts and      Proceeds to
                                                 Public       Commissions(1)      Company(2)
                                              ------------    --------------     ------------
Per Share...................................       $                $                 $
Total(3)....................................  $               $                  $

------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
    (2) Before deducting expenses payable by the Company, estimated at
        $        .
    (3) Certain stockholders of the Company (the "Selling Stockholders") have granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 300,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to the Selling
        Stockholders will be $        , $        and $        , respectively.
        The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders" and "Underwriters."

                            ------------------------

    The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the
Shares will be made on or about             , 1997 at the office of Morgan
Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY & CO.
   Incorporated
                           CREDIT SUISSE FIRST BOSTON

                                                         DILLON, READ & CO. INC.

             , 1997

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Common Stock offered hereby to any person in any jurisdiction in which it is unlawful to make any such offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereby shall under any circumstance imply that the information contained herein is correct as of any date subsequent to the date hereof.

     For investors outside the United States: No action has been or will be taken in any jurisdiction by the Company or by any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

     In this Prospectus references to "dollars" and "$" are to United States Dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                     [MAP]

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Prospectus Summary....................................................................    4
Risk Factors..........................................................................   10
Use of Proceeds.......................................................................   19
Price Range of Common Stock...........................................................   19
Dividend Policy.......................................................................   19
Capitalization........................................................................   20
Selected Historical and Pro Forma Financial Data......................................   21
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   23
Industry Overview.....................................................................   32
Business..............................................................................   35
Management............................................................................   52
Certain Transactions..................................................................   58
Principal and Selling Stockholders....................................................   60
Description of Capital Stock..........................................................   62
Shares Eligible for Future Sale.......................................................   64
Description of Certain Indebtedness...................................................   65
Underwriters..........................................................................   66
Legal Matters.........................................................................   67
Experts...............................................................................   67
Available Information.................................................................   68
Glossary..............................................................................  A-1
Index to Financial Statements.........................................................  F-1

     The Company intends to furnish its shareholders with annual reports containing consolidated financial statements examined by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                               PROSPECTUS SUMMARY

     Certain of the information contained in this Prospectus, including information regarding the Company's Fiber Expansion (as defined below) and switched long distance services and related strategy and financing, are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the matters described in the forward-looking statements, see "Risk Factors." Prospective investors should carefully consider such factors and the other matters set forth under "Risk Factors." Certain terms used herein are defined in the Glossary at page A-1.

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements (including the Notes thereto), appearing elsewhere in this Prospectus. As used herein, unless the context otherwise requires, the term "Company" refers to IXC Communications, Inc. ("IXC Communications") and its subsidiaries, including predecessor corporations. Industry data was obtained from a report issued in March 1996 from the FCC and from reports dated April 1995 and January 1996 from International Data Corporation (an industry research organization), which the Company has not independently verified. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised and has been adjusted to reflect stock splits through the date of this Prospectus.

                                  THE COMPANY

     The Company provides two principal services to long distance companies: (i) long-haul transmission of voice and data over dedicated circuits; and (ii) switched long distance services. The Company is one of only five carriers that currently own a digital telecommunications network extending from coast-to-coast (the other carriers are AT&T, MCI, Sprint and WorldCom). Its facilities also include digital switches located in Los Angeles, Dallas, Chicago, Philadelphia and Atlanta. The Company is currently engaged in a major expansion of its network (the "Fiber Expansion"), as set forth in the map on the inside front cover page of this Prospectus.

     The Company had revenues of approximately $130.3 million in the nine months ended September 30, 1996, with approximately $72.4 million generated by its long-haul business and approximately $57.9 million generated by its switched services business. The Company has long-haul circuit contracts with over 200 long distance carriers, including AT&T, MCI, Sprint, WorldCom, Cable & Wireless, Frontier and LCI. The Company also provides long-haul transmission service to customers after contract expiration on a month-to-month basis. The Company's long-haul contracts provide for fixed monthly payments, generally in advance. The Company has historically enjoyed a high customer retention rate.

     In late 1995, the Company expanded into the business of selling switched long distance services to long distance resellers in order to complement its long-haul business and to capitalize on its ability to provide switched services over its own network. Switched long distance services are telecommunications services that are processed through the Company's digital switches and carried over long-haul circuits and other transmission facilities owned or leased by the Company. During 1995, the Company set up the infrastructure for its switched long distance business by installing its switches, connecting them to its network and to the LECs, acquiring software, hiring personnel and entering into contracts with customers. The Company's switched network became fully operational in February 1996. The Company sells switched long distance services on a per-call basis, charging by minutes of use ("MOUs"), with payment due monthly after services are rendered. The Company believes that it is well-positioned to continue to attract long distance resellers as customers for its switched long distance services because: (i) it is not currently a significant competitor for sales to end users; and (ii) it provides more focused service to its reseller customers, since servicing such customers is its primary business, unlike its major competitors whose main business is selling retail long distance service to end users.

     The Company has switched long distance services contracts with over 70 long distance resellers. Excel, the Company's largest customer of switched long distance services, is contractually obligated to continue to utilize a minimum of 70 million minutes of traffic per month until reaching total usage of 4.2 billion minutes (subject to Excel's right to reduce or terminate its commitment under certain circumstances). The Company's switched long distance business has grown rapidly since its switched network became fully operational in February 1996, with Excel accounting for most of the growth. The Company's switched long distance revenues amounted to approximately $58.0 million in the nine months ended September 30, 1996, with $4.0 million in the quarter ended March 31, 1996, $19.0 million in the quarter ended June 30, 1996 and $35.0 million in the quarter ended September 30, 1996. The Company plans to continue to expand the capabilities of the switched network in 1997 to meet customer demand by adding additional equipment, including at least one switch. See "Business -- Switched Long Distance Services."

     The Company's primary business objectives over the near term are: (i) to rapidly increase revenue from its switched long distance services business; (ii) to complete a substantial portion of the Fiber Expansion in 1997; and (iii) to utilize its expanded network to increase its revenues and profitability.

                               INDUSTRY OVERVIEW

     The domestic long distance market generated revenues of approximately $75.9 billion in 1995. In 1995, the first-tier long distance providers (AT&T, MCI and Sprint) accounted for approximately 85.6% of such revenue, the second-tier companies (WorldCom, Frontier, Cable & Wireless, LCI and others) accounted for approximately 8.9%, and the third-tier companies (approximately 400 companies) accounted for the remaining 5.5% of the long distance market. According to data included in an FCC report issued in March 1996, while total long distance revenues grew at a compound annual rate of over 8% during the period from 1989 through 1995, the revenues of all carriers other than the first-tier carriers grew in the aggregate at an annual compound rate of over 22% during the same period. Such analysis also stated that the second-tier and third-tier carriers increased their market share sixfold over a ten-year period, increasing from less than 3% in 1984 to more than 17% in 1994. In addition, industry sources estimate that combined revenues of second-tier and third-tier carriers grew by 17.9% in 1995. The Company provides long-haul services to companies in all three tiers and switched long distance services to companies in the third tier.

                                FIBER EXPANSION

     The Company is currently engaged in the Fiber Expansion, a major enlargement of its network, to increase the Company's geographic scope and network capacity. The Company believes the Fiber Expansion will improve its profitability and cash flow by decreasing its cost of communications services as it moves traffic onto facilities it owns and increasing its revenue by allowing the lease of substantial additional capacity. It will connect the Company's switches with high-capacity long-haul circuits, utilizing advanced fiber optic technology capable of efficiently transmitting capacity-intensive services, such as Internet, Intranet and multimedia applications, frame relay and ATM. The Fiber Expansion is expected to deliver significant strategic and financial benefits to the Company through:

          (i) producing substantial savings by allowing the Company to move a portion of its excess long-haul traffic from leased circuits on the networks of other carriers to its own expanded network. Because of geographic limitations and capacity constraints, the Company currently supplements its own facilities with a significant amount of fiber optic capacity obtained from other carriers to service customers that require capacity not available on the Company's own network;

          (ii) providing high-capacity new routes and substantially increasing the capacity of certain existing routes, allowing the Company to increase revenues by leasing additional circuits to its customers including high-capacity products such as OC-48's, OC-12's and OC-3's;

          (iii) allowing the Company to improve profitability in its switched long distance services business by reducing its underlying costs of long-haul transmission; and

          (iv) creating sufficient capacity to support increased demand which may result from Internet and multimedia applications, frame relay and ATM.

     Prior to beginning construction of the Fiber Expansion in late 1995, the Company owned a coast-to-coast network containing over 1,700 fiber optic route miles and over 5,000 digital microwave route miles. As of the date of this
Prospectus, over                fiber route miles of a total of approximately
7,000 fiber route miles of the Fiber Expansion were complete. The Fiber Expansion is planned to include routes from New York via Cleveland, Chicago, Dallas and Phoenix to Los Angeles and from New York via Atlanta to Houston. The Company expects to substantially complete the Fiber Expansion in 1997, meeting the cost of its construction with cash on hand, the proceeds of this offering (the "Offering") and funds the Company seeks to borrow under a credit facility currently being negotiated. The Company is reducing the per-route-mile cost of the Fiber Expansion through fiber exchange arrangements with WorldCom and Vyvx (a video transmission subsidiary of The Williams Companies) and joint construction and other cost-saving arrangements with other carriers.

     In 1996 the Company began equipping its network with the data switches and other equipment necessary to enter into the frame relay and ATM transmission business. Such equipment, in connection with the Fiber Expansion and additional equipment and software to be installed in 1997, should allow the Company to enter into the business of frame relay and ATM transmission for Internet and Intranet providers and other large users of data capacity. The Company began beta testing such facilities in 1996 and began offering such services in the first quarter of 1997. Although the Company does not expect such services to be a significant source of revenues in 1997, industry sources predict that the market for such high-capacity data uses will grow substantially in the future along with the expected growth of Internet and Intranet use. To position itself to benefit from such growth, the Company seeks to establish itself as a reliable supplier of such services.

                                 RECENT EVENTS

     The Company continued in the second half of 1996 to sign contracts with new and existing customers for switched long distance services and long-haul services. During this period, Excel's usage of the Company's network increased substantially above its 70 million minute per month minimum. In addition, the Company entered into two significant agreements with major long distance carriers that will obtain long-haul services from the Company utilizing portions of the Fiber Expansion. Under one contract the Company will supply one-year DS-3 circuits aggregating over $24.0 million in revenue during 1997-1998: under the other contract the Company will supply OC-48 capacity aggregating over $20.1 million in revenue over a five-year term.

     Over                fiber route miles of the Fiber Expansion were completed
from June 30, 1996 through the date of this Prospectus. During that period, the Company entered into several additional agreements with other carriers that will result in reductions to its per-route-mile cost of construction, including:

          (i) a contract with Vyvx to exchange certain fibers on the Company's New York to Los Angeles route for fibers on Vyvx's 1,600-mile route to be constructed from Washington, D.C. to Houston. This contract with Vyvx is similar to the Company's existing agreement with WorldCom pursuant to which the Company is providing WorldCom with fibers on its Dallas to Phoenix route in exchange for fibers on WorldCom's 1,100-mile route from Akron to St. Louis. Through these arrangements the Company expects to save most of the costs of construction (other than the cost of equipping the route with electronics) and rights-of-way it would otherwise incur if it built the route itself;

          (ii) joint construction contracts with other carriers: LCI (Youngstown, Ohio -- Toledo), DTI (Anderson, Missouri -- Kansas City), and CCTS (Riverdale, Illinois -- Chicago). These contracts relate to routes the other carriers are constructing, providing the other carriers will include the Company's fiber in their routes. These arrangements allow the Company and the other carriers to share most of the costs of construction (other than the cost of equipping the route with electronics) of these routes;

          (iii) a joint construction contract with MFS, a recently acquired subsidiary of WorldCom, pursuant to which MFS will include fibers for the Company in a route MFS is constructing from Cleveland through upstate New York to New York City. This route, which replaces a previously planned Company route from Cleveland to Philadelphia, will substantially increase the scope of the Company's network through large cities in upstate New York, bring the network to Albany (facilitating a future extension to Boston), and provide many additional fibers into New York City; and

          (iv) contracts providing for the Company to include another carrier's fiber in routes the Company is constructing: GST (Tucson -- Phoenix) and WorldCom (Phoenix -- Las Vegas).

                                  THE OFFERING

Common Stock offered...............................  2,000,000 shares
Common Stock outstanding immediately after this
  offering.........................................  32,795,014 shares(1)
                                                     Capital expenditures, including the
Use of proceeds....................................  Fiber Expansion. See "Use of Proceeds."
Nasdaq National Market symbol......................  IIXC

------------------

(1) Computed using shares outstanding at December 31, 1996, but excludes: (i) 1,212,450 shares of Common Stock reserved for issuance under the 1994 Stock Plan (as defined herein), of which options to purchase 1,156,073 shares were outstanding as of December 31, 1996 at a weighted average exercise price of $4.77 per share; (ii) 2,121,787 shares of Common Stock reserved for issuance under the 1996 Stock Plan (as defined herein), of which options to purchase 476,600 shares were outstanding as of December 31, 1996 at a weighted average exercise price of $20.30 per share; and (iii) 67,900 shares of Common Stock reserved for issuance under the Special Stock Plan (as defined herein), of which options to purchase 67,900 shares were outstanding as of December 31, 1996 at a weighted average exercise price of $3.01 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain summary consolidated financial data of the Company. The historical financial data as of and for the years ended December 31, 1993, 1994 and 1995 has been derived from the audited Consolidated Financial Statements of the Company. The historical financial data for the nine months ended September 30, 1995 and 1996 is derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which management considers necessary for a fair presentation of the financial position and the results of operations for the periods. Results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 1996. The pro forma data has been derived from the Unaudited Pro Forma Condensed Consolidated Statement of Operations, which is included elsewhere herein. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred, nor are they necessarily indicative of future operations.

     The summary consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, the Notes thereto and other financial information included elsewhere in this Prospectus.

                                                                                                HISTORICAL
                                                  HISTORICAL                               --------------------
                                       --------------------------------    PRO FORMA(1)
                                                                           ------------     NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,          YEAR ENDED        SEPTEMBER 30,
                                       --------------------------------    DECEMBER 31,    --------------------
                                         1993        1994        1995          1995          1995        1996
                                       --------    --------    --------    ------------    --------    --------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net operating revenues.............  $ 71,123    $ 80,663    $ 91,001      $ 91,001      $ 67,259    $130,273
  Operating income (loss)............   (10,596)     14,085       1,429           312         6,345     (13,964)
  Interest expense...................     4,943       6,105      14,597        14,597         5,110      28,658
  Income (loss) before extraordinary
    items............................   (31,812)(2)    5,017     (3,218)       (7,605)        2,462     (29,390)
  Net income (loss) per common
    share............................  $  (1.04)   $    .22    $   (.27)                   $   0.00    $  (1.13)
  Weighted average common shares
    outstanding......................    24,009      24,993      25,108                      25,141      27,126
BALANCE SHEET DATA:
  Cash(3)............................  $  6,230    $  6,048    $205,181                    $  4,729    $206,212
  Total assets.......................    94,281     105,409     336,475                     121,586     438,305
  Total debt(4)......................    59,954      69,124     298,794                     103,591     302,031
  Stockholders' equity (deficit).....     6,871      14,189       6,858                      17,995      71,633
OTHER FINANCIAL AND OPERATIONS DATA:
  EBITDA(5)..........................  $ 10,175    $ 26,400    $ 27,124      $ 21,674      $  5,884    $ 13,503
  Capital expenditures...............    27,008       7,087      23,670        23,670        27,920      73,275
  Ratio of EBITDA to interest
    expense(6).......................      2.06x       4.32x       1.86x         1.48x         1.15x       0.47x
  Minutes of use (in millions).......        --          --        12.8          12.8            --       608.3
  Fiber route in miles(7)............    20,723      20,747      22,159        22,159        22,159      37,915

---------------

(1) The pro forma statement of operations data and the other financial and operations data for the year ended December 31, 1995 reflect the acquisition by the Company of the minority interest in Switched Services Communications, L.L.C. ("SSC") as if the acquisition (which actually occurred as of January 1, 1996) had occurred as of January 1, 1995. See the Unaudited Condensed Consolidated Financial Statements included elsewhere herein.

(2) Includes a $37,960 non-cash charge in 1993 relating to a write-down of microwave equipment. (As of September 30, 1996, the remaining net depreciated book value of microwave equipment was less than 4% of total assets.) See Note 8 to the Consolidated Financial Statements.

(3) Including $198,266 at December 31, 1995 and $116,268 at September 30, 1996 held in an escrow account. See Note 3 to the Consolidated Financial Statements.

(4) Total debt consists of long-term debt, capital lease obligations and deferred lease obligations, including the current portions thereof.

(5) Represents net income before depreciation, amortization, interest expense, income taxes and extraordinary items. For the year ended December 31, 1993, EBITDA does not reflect a $37,960 write-down of microwave equipment recorded by the Company. (As of September 30, 1996, the remaining net depreciated book value of microwave equipment was less than 4% of total assets.) See
    Note 8 to the Consolidated Financial Statements. EBITDA for 1995 and the nine months ended September 30, 1996 includes the negative EBITDA of IXC Long Distance, Inc., the Company's switched long distance services subsidiary. For 1995, such amounts principally relate to start-up and operating expenses incurred before the Company began generating material revenues from its switched long distance business. The Company has included information concerning EBITDA because it believes that EBITDA is used by certain investors as one measure of an issuer's historical ability to service its debt. EBITDA is not a measurement determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily comparable with similarly titled measures for other companies. For 1995 and the nine months ended September 30, 1996, EBITDA included $2,552 and $7,351, respectively, of interest income relating to amounts held in escrow. See the Consolidated Financial Statements.

(6) For the nine months ended September 30, 1996, EBITDA was insufficient to cover interest expense by $15,155. The Company paid the interest accrued during such period with funds from the escrow account referred to in footnote(4).

(7) Fiber route miles represents the number of strands included in the Company's fiber bundles multiplied by route miles.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby is speculative in nature and involves a high degree of risk. Accordingly, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

NEGATIVE CASH FLOW AND CAPITAL REQUIREMENTS

     The Company's total capital expenditures for 1996 were $153.3 million (including capital expenditures relating to the Fiber Expansion). For 1995 and the nine months ended September 30, 1996, the Company's EBITDA minus interest expense and capital expenditures (adjusted for the change in working capital) was negative $4.8 million and negative $20.1 million, respectively. The Company estimates that total capital expenditures for 1997 will be $315.5 million (including capital expenditures relating to the Fiber Expansion). The Company anticipates meeting the cash requirements relating to such capital expenditures from the proceeds of this Offering and cash on hand of approximately $112.6 million at December 31, 1996 (consisting of approximately $61.3 million in unrestricted cash and approximately $51.3 million held in an escrow account), and funds to be borrowed under a credit facility currently being negotiated (the "Proposed Credit Facility"). Although the Company had not obtained the Proposed Credit Facility as of the date of this Prospectus, and there can be no assurance that the Company will succeed in obtaining the Proposed Credit Facility, the Company believes that it is likely that the Proposed Credit Facility can be obtained and in an amount sufficient to fund the Company's remaining needs for cash for capital expenditures in 1997. The amount of actual capital expenditures may vary materially as a result of cost-saving arrangements, increases or decreases in the amount of traffic on the Company's network, unexpected costs, delays or advances in the timing of certain capital expenditures and other factors. Furthermore, the foregoing capital expenditure and cash requirements do not take into account any acquisitions. See "Business -- Acquisitions." The Company's ability to meet the cash costs of such capital expenditures and to successfully complete the Fiber Expansion is dependent upon the Company's ability to enter into the Proposed Credit Facility and borrow sufficient funds under the facility, to enter into cost-saving arrangements with carriers or other large users of fiber capacity, to otherwise raise the significant capital required and/or to significantly increase its cash flow. The failure of the Company to accomplish any of the foregoing may significantly delay or prevent the Company's making such capital expenditures or the completion of the Fiber Expansion, which would have a material adverse effect on the Company and the value of the Common Stock.

     The Company's switched long distance business will require cash to meet operating expenses. In order to offer switched long distance services, the Company installed switches, connected them to its network and to the LECs, acquired software and hired the personnel needed to establish a national switched network. Taken on a stand-alone basis, the switched long distance business generated negative gross margins over the first two quarters of 1996 and began to generate slightly positive gross margins during the third quarter of 1996 as the Company began to carry more switched long distance traffic. After allocating selling, general and administrative expense to the switched long distance business, however, it would have generated negative EBITDA for each of the first three quarters of 1996. The Company expects that the Fiber Expansion will result in an improvement in the gross margins in its switched long distance business. For a discussion of important factors that could cause the Company's switched long distance business to fail to generate positive EBITDA, see
"-- Development Risks and Dependence on Switched Long Distance Business."

     The Company is required to make annual interest payments of $35.6 million with respect to the Senior Notes. The Company is currently unable to satisfy such obligations solely with its cash flow. Furthermore, if the Company borrows funds under the Proposed Credit Facility, it will be required to make periodic interest and principal payments with respect to such borrowings. The Company's ability to meet its debt service requirements over the long term is dependent on a significant increase in its cash flow and/or its ability to raise additional capital. A delay in the completion of the Fiber Expansion, larger than anticipated capital expenditures for the Company's network or negative cash flow from the switched long distance business could impair the ability of the Company to meet its obligations under the Senior Notes and other indebtedness or to access additional sources of funding, any of which would have a material adverse effect on the Company and the value of the Common Stock.

     The forward-looking statements set forth above with respect to the estimated cash requirements relating to capital expenditures, the Company's ability to meet such cash requirements, the amount of the Company's other cash requirements, and the Company's ability to improve its gross margins and EBITDA in its switched long distance business are based on certain assumptions, including that the Company will be able to enter into the Proposed Credit Facility, there will be no significant delays or cost overruns with respect to the Fiber Expansion, the Company's contractors and partners in cost-saving arrangements will perform their obligations, rights-of-way can be obtained on a timely, cost-effective basis, the portions of the Fiber Expansion scheduled for completion in 1997 are substantially completed on schedule, the Company will continue to increase traffic on its switched network and that the Company can successfully provide switched long distance services on a cost effective basis (including the provision of billing information in an accurate and timely manner) for volumes that it has not previously handled. See "-- Risks Relating to Completion of the Fiber Expansion," "-- Development Risks and Dependence on Switched Long Distance Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- The Company's Network."

RECENT AND EXPECTED LOSSES

     The Company reported a loss before extraordinary items of $3.2 million for the year ended December 31, 1995 and an operating loss of $14.0 million, EBITDA of $13.5 million and a net loss of $29.4 million for the nine months ended September 30, 1996. The Company expects to incur a net loss for the year ending December 31, 1996, reflecting substantial interest expense associated with the Senior Notes and start-up costs and operational expenses associated with the switched long distance business. Thereafter, the Company's ability to generate operating income, EBITDA and net income will depend to a great extent on demand for the long-haul circuits constructed in the Fiber Expansion and the success of the Company's switched long distance services. There can be no assurance that the Company will return to profitability in the future. Failure to generate operating income, EBITDA and net income will impair the Company's ability to meet its obligations under the Senior Notes (defined below) or other indebtedness (such as the Proposed Credit Facility), expand its switched long distance business and raise additional equity or debt financing which will be necessary to complete the Fiber Expansion or which may be required for other reasons. Such events could have a material adverse effect on the Company and the value of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS RELATING TO COMPLETION OF THE FIBER EXPANSION

     The Fiber Expansion is an essential element of the Company's future success. Although the Company has made significant progress, construction of the Fiber Expansion is not yet complete. The Company has substantial existing commitments to purchase materials and labor for such construction, and will need to obtain additional materials and labor which may cost more than anticipated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Substantial segments of the Fiber Expansion are being constructed by contractors or, pursuant to cost-saving arrangements, by third parties such as right-of-way providers or carriers that will include the Company's fiber in routes such carriers are constructing for their own use. See "Business -- Company's Network" for a description of such cost-saving arrangements. The successful completion of the Fiber Expansion is dependent, among other things, on the performance of such contractors, right-of-way providers and carriers and on the Company's ability: (i) to obtain rights-of-way; (ii) to manage effectively the construction of the new fiber routes; and (iii) to enter into additional cost-saving arrangements, obtain additional financing under the Proposed Credit Facility or otherwise and/or significantly increase its cash flow. Difficulties or delays with respect to any of the foregoing may significantly delay or prevent the completion of the Fiber Expansion, which would have a material adverse effect on the Company and the value of the Common Stock.

     The Company has entered into the WorldCom Fiber Build Agreement (as defined below) with WorldCom, relating to the construction by each party of a fiber route approximately 1,100 miles long and the placing of fiber for both parties in such route. WorldCom's route extends from Akron through Indianapolis to a suburb of St. Louis, with a spur from Indianapolis to a suburb of Chicago. The Company's route extends from Dallas to Phoenix with a spur to Ft. Worth. The WorldCom Fiber Build Agreement provides for substantial penalties ($400,000 per month) to either party that did not complete construction of its route by October 1, 1996, but only in the event that the other party completed construction of its route. As of December 31, 1996, neither WorldCom nor the Company had completed their routes, and thus, neither party has been required to pay a penalty. The Company anticipates that it will complete its route in the near future, prior to incurring any penalty, although there can be no assurance that the Company will be able to complete its route by that time. In the event WorldCom completes its route before the Company, and the Company fails to complete its route within 30 days thereafter, the Company will be required to pay the $400,000 per month penalty until it completes its construction.

     In December 1996, the Company entered into an agreement with Vyvx whereby the Company will provide Vyvx with fibers from Los Angeles to New York City in exchange for fibers from Houston to Washington, D.C. The parties are required to complete their routes by December 31, 1997, with penalties taking effect in July 1998 if one party, but not the other, has failed to complete its route. Although the Company anticipates that it will complete its route in time to avoid any penalty, there can be no assurance that the Company will complete its route in time. Such penalties increase from $400,000 per month in July 1998 to $800,000 per month in and after October 1998. In addition, the Company entered into two significant agreements with major long distance carriers that will obtain long-haul services from the Company utilizing portions of the Fiber Expansion. Under one such contract, the Company will supply one-year DS-3 circuits for an aggregate of over $24.0 million in revenue during 1996-1997; under the other contract the Company will supply OC-48 capacity aggregating over $20.1 million over a five-year term. Delays in completion of such routes could result in cancellation of orders under such contracts.

     Although the Company does not anticipate undue difficulty in obtaining performance by its contractors or by its partners in cost-sharing arrangements or in acquiring the necessary rights-of-way or in managing the construction of the Fiber Expansion, there can be no assurance that such third parties (including WorldCom and Vyvx) will perform or that such rights will be acquired or that the Fiber Expansion will be completed without significant delays or penalties, within its budget or at all. Increased costs or significant delays in the completion of the Fiber Expansion, including the portion to be constructed by WorldCom or Vyvx, could have a material adverse effect on the Company and the value of the Common Stock. See "Business -- The Company's Network."

PRICING PRESSURES AND RISKS OF INDUSTRY OVER-CAPACITY

     The long distance transmission industry has generally been characterized by over-capacity and declining prices since shortly after the AT&T divestiture in 1984. The Company believes that, in the last several years, increasing demand has ameliorated the over-capacity and that pricing pressure has been reduced. However, the Company anticipates that prices for its services will continue to decline over the next several years. The Company is aware that certain long distance carriers are expanding their capacity and believes that other long distance carriers, as well as potential new entrants to the industry, are considering the construction of new fiber optic and other long distance transmission networks. In particular, Qwest has announced its intention to construct a coast-to-coast fiber optic network and Frontier has announced it will purchase fibers for $500 million in Qwest's network. The Company believes that there are significant barriers to entry for new entrants that may consider building a new fiber optic network, such as substantial construction costs, and the difficulty and expense of securing appropriate rights-of-way, establishing and maintaining a sufficient customer base, recruiting and retaining appropriate personnel and maintaining a reliable network. Since the cost of the actual fiber is a relatively small portion of building new transmission lines, persons building such lines are likely to install fiber that provides substantially more transmission capacity than will be needed over the short or medium term. Further, recent technological advances have shown the potential to greatly expand the capacity of existing and new fiber optic cable. In addition, the Company's cost-saving arrangements with other carriers, which may involve the sale or lease of capacity or fibers on the Fiber Expansion, will result in competitors having capacity on the Company's routes along the Fiber Expansion, which may in turn result in pricing pressures with respect to traffic carried along these routes. If industry capacity expansion results in capacity that exceeds overall demand in general or along any of the Company's routes, severe additional pricing pressure could develop. In addition, strategic alliances or similar transactions, such as the long distance capacity purchasing alliance among certain RBOCs announced in the spring of 1996, could result in additional pricing pressure on long distance carriers. Such pricing pressure could have a material adverse effect on the Company and the value of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

DEVELOPMENT RISKS AND DEPENDENCE ON SWITCHED LONG DISTANCE BUSINESS

     The success of the Company in the switched long distance business is dependent on the Company's ability to generate significant customer traffic, to manage an efficient switched long distance network and related customer service and the timely completion of the Fiber Expansion. Prior to 1996 the Company had not previously managed a switched long distance network and there can be no assurance that its switched long distance services can be sold at a profit. The failure of the Company to generate increased customer traffic, to complete the Fiber Expansion in a timely manner, or to effectively manage the switched network and related customer service or to operate it at a profit would have a material adverse effect on the Company and the value of the Common Stock. The Company's switched long distance business will require cash to meet its operating expenses. In order to offer switched long distance services, the Company installed switches, connected them to its network and to the LECs, acquired software and hired the personnel needed to establish a national switched network. Taken on a stand-alone basis, the switched long distance business generated negative gross margins over the first two quarters of 1996 and began to generate slightly positive gross margins during the third quarter of 1996 as the Company began to carry more switched long distance traffic. After allocating selling, general and administrative expense to the switched long distance business, however, it would have generated negative EBITDA for each of the first three quarters of 1996. The Company expects that the Fiber Expansion will result in an improvement in the gross margins in its switched long distance business. Important factors that could cause the Company's switched long distance business to fail to generate positive EBITDA include changes in the businesses of the Company's reseller customers, an inability to attract new customers, or to quickly transfer new customers to its network without problems, the loss of existing customers, problems in the operation of the switched network, the Company's lack of experience with switched long distance services, increases in operating expenses or other factors affecting the Company's revenue or expenses. If such traffic does not increase, there can be no assurance that the switched long distance business will ever generate positive EBITDA. To the extent that LECs grant volume discounts with respect to local access charges, the Company may have a cost disadvantage versus the larger carriers. In addition, the credit risk for the Company's switched long distance business is substantially greater than the credit risk for the Company's long-haul business, because switched long distance customers will be charged in arrears on the basis of MOUs (which are frequently subject to dispute), and because many switched long distance customers are not as well capitalized as most of the Company's long-haul customers. See "Business -- Switched Long Distance Services."

RISKS INHERENT IN RAPID GROWTH

     Part of the Company's strategy is to achieve rapid growth through expanding its switched long distance business and through completing the Fiber Expansion. Continued rapid growth would require: (i) the retention and training of new personnel; (ii) the satisfactory performance by the Company's customer interface and billing systems; (iii) the development and introduction of new products; and
(iv) the control of the Company's expenses related to the expansion into the switched long distance business and the Fiber Expansion. The failure by the Company to satisfy these requirements, or otherwise to manage its growth effectively, would have a material adverse effect on the Company and the value of the Common Stock. See "Business -- Long-Haul Services" and
"Business -- Switched Long Distance Services."

SUBSTANTIAL INDEBTEDNESS

     The Company is highly leveraged. As of December 31, 1996, the Company had approximately $302.3 million of long-term debt (including the current portion thereof) principally related to its outstanding $285.0 million principal amount of 12 1/2% Senior Notes due 2005 (the "Senior Notes"). In addition, the Company seeks to obtain additional debt financing through the Proposed Credit Facility. The Company's significant debt burden could have several important consequences to the Company, including, but not limited to: (i) the cash received from operations may be insufficient to meet the principal and interest due on the Senior Notes, in addition to paying the other indebtedness (such as the Proposed Credit Facility) of the Company as it becomes due; (ii) a significant portion of the Company's cash flow from operations must be used to service its debt instead of being used in the Company's business; and (iii) the Company's flexibility to obtain the Proposed Credit Facility or additional financing in the future, as needed to complete the Fiber Expansion or any other reason, may be impaired by the amount of debt outstanding and the restrictions imposed by the covenants contained in the indenture for the Senior Notes (the "Indenture") or in agreements relating to other indebtedness. See "Description of Certain Indebtedness." The ability of the Company to meet its obligations will be subject to financial, business and other factors, including factors beyond its control, such as prevailing economic conditions. There can be no assurance that the Company's cash flow from operations will be sufficient to meet its obligations under the Senior Notes or other indebtedness as payments become due or that the Company will be able to refinance the Senior Notes or other indebtedness at maturity.

ACQUISITION RISKS

     As part of its growth strategy, the Company may, from time to time, acquire businesses, assets or securities of companies which will complement and expand the Company's existing business. Such acquisitions will be accompanied by the risks commonly associated with acquisitions. These risks include potential exposure to unknown liabilities of acquired companies, the difficulty and expense of integrating the operations and personnel of the companies, the potential disruption to the business of the Company, the potential diversion of management time and attention, the impairment of relationships with and the possible loss of key employees and customers of the acquired business, the incurrence of amortization expenses if an acquisition is accounted for as a purchase and dilution to the stockholders of the Company if the acquisition is made for stock. In addition, persons receiving Common Stock in an acquisition may sell such stock, which could have a negative impact on the market price of the Common Stock. There can be no assurance that services, technologies or businesses of acquired companies will be effectively assimilated into the business or product offerings of the Company or that they will contribute to the Company's revenues or earnings to any material extent. The occurrence of some or all of such events could have a material adverse effect on the Company and the value of the Common Stock. There can be no assurance that the Company will be able to identify suitable acquisition candidates or that, if identified, the Company will be able to acquire such companies on suitable terms.

     The Company may use its Common Stock to pay all or a portion of the purchase price for acquisitions it may make in the future. To the extent that the Company uses its Common Stock for all or a portion of such consideration, dilution will be experienced by existing stockholders, including purchasers in the Offering. Furthermore, because the value of the Common Stock to be used in an acquisition may be determined prior to the closing of the acquisition, the price per share of the Common Stock at the date of issuance may be below the market value at that date. Also, the Company may grant registration rights to the holders of such stock. In the event that the Company's Common Stock is not used as consideration for an acquisition, the Company would be required to utilize its cash resources, if available, in order to make acquisitions. To the extent that the Company agrees to pay cash for any acquisition, such cash will not be available for the Company's extensive planned capital expenditures. See "Business -- Acquisitions."

RELIANCE ON MAJOR CUSTOMERS

     The Company's ten largest customers in 1996 accounted for approximately 70% of its revenues, with Excel, WorldCom and Frontier as its three largest customers. Excel first became a customer in 1996 and accounted for 35% of the Company's revenues (69% of the Company's switched long distance revenues) during 1996. During 1994, 1995 and 1996, WorldCom accounted for approximately 25%, 20% and 8% respectively, of the Company's revenues (the Company derived no revenues from capacity-exchange arrangements with WorldCom in 1994, and approximately 4% and 3% of its revenues from such arrangements with WorldCom in 1995 and 1996, respectively) and Frontier (including Allnet) accounted for 23%, 21% and 10%, respectively, of the Company's revenues.

     The Company's strategy for establishing and growing its switched long distance business is based in large part on its relationship with Excel. The failure by the Company to fulfill its obligations to provide a reliable switched network for use by Excel or the failure by Excel: (i) to fulfill its obligations to utilize the Company's switched long distance services (even though such failure could give rise in certain circumstances to claims by the Company); (ii) to utilize the volume of MOUs that the Company expects it to utilize or (iii) to maintain and expand its business, could result in a material adverse effect on the Company and the value of the Common Stock. In addition to its commitments to its other suppliers, Excel has entered into a four-year, $900.0 million contract to purchase switched long distance services from WorldCom and a two-year, $120.0 million contract to purchase switched long distance services from MCI. Although the Company believes that Excel's commitments to WorldCom and MCI will not impair Excel's relationship with the Company, WorldCom and MCI are significant competitors to the Company for Excel's business. In the event the Company is not able to effectively compete with WorldCom, MCI or other Excel suppliers, it may not continue to obtain revenues from Excel after Excel's commitment to the Company has been satisfied. The loss of Excel as a customer after Excel's commitment has been satisfied or a significant reduction by Excel of its commitment to the Company (as is permitted in certain circumstances by the terms of its contract with the Company) could have a material adverse effect on the Company and the value of the Common Stock. See "Business -- Switched Long Distance Services."

     WorldCom has grown substantially in recent years, largely through acquisitions, including the acquisition of certain customers of the Company. In 1995, WorldCom acquired WilTel, a facilities-based carrier that has been both a long-term customer of, and supplier to, the Company. The Company believes that as a result of WorldCom's ownership of the WilTel long-haul transmission network, WorldCom is likely to transfer long-haul circuits now leased from the Company, other than the long-haul circuits under capacity exchange arrangements with the Company, to its own network when its leases expire. During the first nine months of 1996, the Company had revenues from WorldCom of approximately $12.7 million. Of such revenues, approximately 38% related to capacity-exchange agreements, 23% related to leases expiring in 1996, 23% related to leases expiring in 1997, 16% related to leases expiring after 1997. Prior to its acquisition in 1995 by Frontier (which is also a customer of the Company), Allnet was a large customer of the Company, accounting for approximately 18% and 17% of the Company's revenues in 1993 and 1994, respectively. Frontier has announced that it will pay $500.0 million to obtain fibers in Qwest's coast-to-coast system being constructed which will reduce Frontier's need to lease circuits from the Company. The Company does not expect an immediate loss of Frontier's business because: (i) Frontier had "take or pay" commitments to the Company for the period 1997 through 2000 of over $14.2 million as of December 31, 1996; (ii) Frontier does not currently own significant long-haul network capacity; and (iii) the Company believes that the acquisition of Allnet by Frontier will not affect the combined carrier's requirements for long-haul circuits. However, as segments of the Qwest network are completed, it is likely that Frontier will not renew circuits on the Company's network that can be carried on such completed segments. Although there can be no assurance, the Company believes that if revenues from WorldCom or from Frontier do not continue or are reduced, they can be replaced over time with revenues generated from other customers. However, in such event, the Company's revenues may in the short-term be adversely affected and if such revenues are not replaced, then the loss of, or reductions in the revenues from, Excel, WorldCom, Frontier or other significant customers could have a material adverse effect on the Company and the value of the Common Stock. In addition, construction by other customers of the Company of their own facilities or further consolidations in the telecommunications industry involving the Company's customers could have a material adverse effect on the Company and the value of the Common Stock. See "Business -- Long-Haul Services."

COMPETITION

     The telecommunications industry is highly competitive. Many of the Company's competitors (such as AT&T, MCI, Sprint, WorldCom and others) and potential competitors (such as Qwest and Frontier) have substantially greater financial, personnel, technical, marketing and other resources than those of the Company and a far more extensive transmission network than the Company. Such competitors may build additional fiber capacity in the geographic areas to be served by the Fiber Expansion. Qwest has announced that it intends to build a new nationwide long distance fiber optic network and Frontier has announced that it will pay $500 million to obtain fibers in Qwest's network. In addition, many telecommunications companies are acquiring switches and users of switches will have an increasing number of alternative providers of switched long distance services. The Company competes primarily on the basis of pricing, availability, transmission quality, customer service (including the capability of making rapid additions to add end users and access to end-user traffic records) and variety of services. The ability of the Company to compete effectively will depend on its ability to maintain high-quality services at prices generally equal to or below those charged by its competitors.

     An alternative method of transmitting telecommunications traffic is through satellite transmission. Satellite transmission is superior to fiber optic transmission for distribution communications, for example, video broadcasting. Although satellite transmission is not preferred to fiber optic transmission for voice traffic in most parts of the United States because it exhibits a slight (approximately one-quarter-second) time delay, such delay is not important for many data-oriented uses. In the event the market for data transmission grows, the Company will compete with satellite carriers in such market.

     In the United States, price competition in the long distance business has generally been intensive. The FCC has, on several occasions since 1984, approved or required price decreases by AT&T through the imposition of "price cap" regulations. However, the FCC recently classified AT&T as a "non-dominant interexchange carrier," with the effect that AT&T is no longer subject to price regulation of its long distance services. Since the Company believes that its customers generally price their service offerings at or below the prices charged by AT&T for its telecommunications services, reductions by AT&T in its rates may necessitate similar price decreases by the Company. In addition, the Telecommunications Act of 1996 (the "Telecommunications Act") will allow the RBOCs and others such as electric utilities and cable television companies to enter the long distance market, and has removed restraints on GTE. In fact, the RBOCs have begun providing out-of-region interLATA long distance services, and Ameritech has filed an application for authorization to provide in-region long distance services. GTE has begun providing both out-of-region interLATA long distance services and in-region long distance services. Further, a continuing trend toward consolidation, mergers, acquisitions and strategic alliances in the telecommunications industry could also give rise to significant new competitors to the Company or to the Company's customers. See "-- Recent Legislation and Regulatory Uncertainty," "Industry Overview," "Business -- Long-Haul Services," "Business -- Switched Long Distance Services" and "Business -- Regulation."

DEPENDENCE ON KEY PERSONNEL

     The Company's businesses are managed by a small number of key executive officers, the loss of whom could have a material adverse effect on the Company. The Company believes that its growth and future success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. The loss of one or more members of senior management or the failure to recruit additional qualified personnel in the future could significantly impede attainment of the Company's financial, expansion, marketing and other objectives. With the exception of contracts with three of its vice presidents, the Company does not have employment contracts, and, other than employment contracts intended to retain management of acquired companies, the Company does not presently intend to enter into contracts with other members of management. See "Management" and "Certain Transactions."

RECENT LEGISLATION AND REGULATORY UNCERTAINTY

     Certain of the Company's operations are subject to regulation by the FCC under the Communications Act of 1934, as amended (the "Communications Act"). In addition, certain of the Company's businesses are subject to regulation by state public utility or public service commissions. Changes in the regulation of, or the enactment or changes in interpretation of legislation affecting, the Company's operations could have a material adverse affect on the Company and the value of the Common Stock. In 1996 the federal government enacted the Telecommunications Act, which, among other things, allows the RBOCs and others to enter the long distance business. Entry of the RBOCs or other entities such as electric utilities and cable television companies into the long distance business may have a negative impact on the Company or its customers. The Company anticipates that certain of such entrants will be strong competitors because, among other reasons, they may enjoy one or more of the following advantages: they may (i) be well capitalized; (ii) already have substantial end-user customer bases; or (iii) enjoy cost advantages relating to local loops and access charges. The introduction of additional strong competitors into the switched long distance business would mean that the Company and its customers would face substantially increased competition. This could have a material adverse effect on the Company and the value of the Common Stock. Further, the FCC has recently commenced rulemaking proceedings relating to universal service funding by interstate telecommunications carriers, and to the access charges the Company and its customers are required to pay to LECs. The outcomes of these FCC proceedings are impossible to predict. In addition, the Telecommunications Act provides that state proceedings may in certain instances determine access charges the Company and its customers are required to pay to the LECs. There can be no assurance that such proceedings will not result in increases in such rates. Such increases could have a material adverse effect on the Company or its customers and on the value of the Common Stock. See "Industry Overview" and "Business -- Regulation."

RISKS RELATED TO RAPID TECHNOLOGICAL CHANGES

     The telecommunications industry is subject to rapid and significant changes in technology. For example, there have been recent technological advances that show the potential to greatly expand the capacity of existing and new fiber optic cable, which could greatly increase supply. There can be no assurance that the Company will maintain competitive services or that the Company will obtain appropriate new technologies on a timely basis or on satisfactory terms. Such an increase in supply or failure by the Company to maintain competitive services or obtain new technologies could have a material adverse effect on the Company and the value of the Common Stock. See "Industry Overview -- Technology."

CONCENTRATION OF STOCK OWNERSHIP

     Upon completion of this Offering, Trustees of General Electric Pension Trust ("GEPT") will beneficially own, on a fully diluted basis, approximately 25.3% of the outstanding Common Stock, Grumman Hill Investments, L.P. ("GHI") and Richard D. Irwin together will beneficially own approximately 26.7% of the outstanding Common Stock, and four of the members of senior management and their affiliates will beneficially own approximately 21.4% of the outstanding Common Stock (20.5% if the Underwriters' over-allotment option is exercised in full). Such stockholders also control a majority of IXC Communications' 10% Junior Series 3 Preferred Stock (the "Series 3 Preferred Stock"). See "Certain Transactions." As a result, certain of these stockholders, if they act together, generally would be able to elect all directors elected by the holders of the Common Stock (and the director elected by the holders of the Series 3 Preferred Stock) and exercise control over the business, policies and affairs of IXC Communications, and would have the power to approve or disapprove most actions requiring stockholder approval, including amendments to IXC Communications' charter and by-laws, certain mergers or similar transactions and sales of all or substantially all of IXC Communications' assets. This concentration of stock ownership could have the effect of delaying or preventing a change of control of IXC Communications or the removal of existing management and may discourage attempts to do so. See "Principal and Selling Stockholders."

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock has fluctuated over a broad range since the completion of the Company's initial public offering in July 1996. The trading price of the Common Stock is subject to wide fluctuations in response to numerous factors, including, but not limited to, quarterly variations in operating results of the Company or any of its principal customers, competition, announcements of technological innovations or new products or pricing by the Company or its competitors, product enhancements by the Company or its competitors, regulatory changes, any difference between actual results and results expected by investors and analysts, changes in financial estimates by securities analysts and other events or factors. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies and that often has been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Underwriters."

ANTI-TAKEOVER PROVISIONS

     IXC Communications' Restated Certificate of Incorporation permits the Board of Directors to establish the rights, preferences, privileges and restrictions of, and to issue, up to an additional 2,987,450 shares of Preferred Stock without any further vote or action by IXC Communications' stockholders. Although the Company has no present plans to issue any additional shares of Preferred Stock, the issuance of additional Preferred Stock could adversely affect the holders of Common Stock. See "Description of Capital Stock." In addition, under certain circumstances, the holders of the Senior Notes can require the Company to repurchase the Senior Notes upon the occurrence of a Change of Control (as defined in the Indenture). See "Description of Certain Indebtedness." The issuance of additional preferred stock or the existence of such provisions of such indenture could have the effect of delaying or preventing a change in control of the Company and may discourage attempts to do so.

SHARES ELIGIBLE FOR FUTURE SALE

     Following this Offering (assuming no exercise of the Underwriters' over-allotment option) 25,175,308 shares of the outstanding Common Stock will be "restricted securities" and may in the future be sold in compliance with Rule 144 adopted under the Securities Act. Rule 144 generally provides that beneficial owners of Common Stock who have held such Common Stock for two years may sell within a three-month period a number of shares not exceeding the greater of 1% of the total outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. All, or substantially all, of the 25,175,308 outstanding restricted Common Stock, other than 840,053 shares of Common Stock issued to GEPT in a private placement which occurred simultaneously with the closing of the IPO on July 9, 1996 (the "GEPT Private Placement"), has met the two-year holding period requirement under Rule 144, and can be sold subject to the conditions of Rule 144. Future sales of Common Stock or the perception that such sales may occur could negatively impact the market price of the Common Stock. However, pursuant to the terms of certain lock-up agreements, the Common Stock owned by executive officers, directors, GEPT (including the shares purchased in the GEPT Private Placement) and GHI may
not be sold until      days from the date of this Prospectus, without the prior
written consent of Morgan Stanley & Co. Incorporated. In connection with the GEPT Private Placement, GEPT and certain other stockholders were granted registration rights with respect to all the shares of Common Stock owned by them (a total of 21,710,804 shares), which registration rights become exercisable on March 1, 1997. See "Description of Capital Stock -- Registration Rights." The Company has registered 1,212,450 shares, 2,121,787 shares and 67,900 shares of Common Stock reserved for issuance to its employees, directors, consultants and advisors under the Company's 1994 Stock Plan, 1996 Stock Plan and Special Stock Plan, respectively. As of September 30, 1996, options to purchase 1,175,775 shares, 137,600 shares and 67,900 shares of Common Stock were outstanding under the 1994 Stock Plan, the 1996 Stock Plan and the Special Stock Plan, respectively. See "Management -- 1996 Stock Plan," "Management -- 1994 Stock Plan," "Management -- Special Stock Plan," "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to IXC Communications from the sale of the shares of
Common Stock offered hereby are estimated to be $     million (assuming a price
to public of $          ), after deducting underwriting discounts and
commissions and offering expenses. IXC Communications expects to use substantially all of the net proceeds of this Offering to fund capital expenditures, including a portion of the Fiber Expansion, and the balance for general corporate purposes, including possible acquisitions. Pending such uses, the Company intends to deposit all such net proceeds in interest-bearing bank accounts, or invest such proceeds in United States government securities or other highly liquid investments.

                          PRICE RANGE OF COMMON STOCK

     The price to public in the initial public offering of the Company's common stock (the "IPO") was $16 per share. The Common Stock is quoted on the Nasdaq National Market under the trading symbol "IIXC." The following table sets forth, on a per share basis for the periods indicated, the high and low closing sale prices for the Common Stock as reported by the Nasdaq National Market.

                                                                            PRICE RANGE
                                                                          ----------------
                                                                           HIGH      LOW
                                                                          ------    ------
    Fiscal Year 1996
      Third quarter (from July 3, 1996).................................. $21 1/8   $11 1/2
      Fourth quarter.....................................................  30 3/4    19 5/8

    Fiscal Year 1997
      First Quarter (through January 27, 1997)...........................  36 1/4    28 1/4

     See the cover page of this Prospectus for a recent closing sale price of the Common Stock as reported by the Nasdaq National Market. As of December 31, 1996, there were approximately 83 holders of record of the Common Stock and approximately 78 holders of record of Series 3 Preferred Stock.

                                DIVIDEND POLICY

     IXC Communications has never paid any cash dividends on its Common Stock and does not expect to pay cash dividends on its Common Stock in the foreseeable future. The terms of the indenture under which the Senior Notes were issued restrict the payment of cash dividends. No dividends may be paid on the Common Stock until all dividends are paid in full on the Company's Series 3 Preferred Stock. As of December 31, 1996 there were 12,550 shares of the Company's Series 3 Preferred Stock outstanding (liquidation preference of $1,000 per share). Dividends on the Series 3 Preferred Stock accumulate at an annual rate of 10% (based on the liquidation preference) plus interest. As of December 31, 1996, approximately $6.5 million of accrued and unpaid dividends on the Series 3 Preferred Stock were outstanding. IXC Communications anticipates paying the dividends on the Series 3 Preferred Stock (and related interest) when cash is available after funding its cash needs for operations and capital expenditures and provided that the amount of such payment is permitted under the terms of the indenture for the Senior Notes and applicable provisions of state law. In addition to paying such dividends, IXC Communications currently intends to retain future earnings, if any, to finance its operations and fund the growth of its business. Any payment of future dividends on its Common Stock will be at the discretion of the Board of Directors of IXC Communications and will depend upon, among other things, IXC Communications' earnings, financial condition, capital requirements, level of indebtedness, contractual and legal restrictions with respect to the payment of dividends and other factors that IXC Communications' Board of Directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth the cash and the capitalization of IXC Communications as of September 30, 1996, and as adjusted to reflect the sale by IXC Communications of 2,000,000 shares of Common Stock offered hereby assuming a
price to public of $          and underwriting discounts and commissions and
offering expenses of $          . This table should be read in conjunction with
the Consolidated Financial Statements, the Notes thereto and other financial information included elsewhere in this Prospectus.

                                                                          SEPTEMBER 30, 1996
                                                                       -------------------------
                                                                        ACTUAL       AS ADJUSTED
                                                                       ---------     -----------
                                                                        (DOLLARS IN THOUSANDS)
Cash(1)............................................................... $ 206,212        $
Current portion of long term-debt.....................................     6,907
Long-term debt, excluding current portion:
  12 1/2% Senior Notes due 2005.......................................   277,541
  Other senior long-term debt and lease obligations...................    11,987
  Senior subordinated debt............................................     1,961
  Subordinated debt...................................................     3,635
                                                                       ---------        --------
          Total long-term debt, less current portion.................. $ 295,124        $
                                                                       ---------        --------

Stockholders' equity:
  Preferred stock, $.01 par value; 3,000,000 shares authorized:
     10% Junior Series 3 Cumulative Preferred Stock, $.01 par value;
      12,550 shares issued and outstanding (aggregate liquidation preference, including accrued and unpaid dividends, of
      $18,622,000)....................................................        13
  Common stock, $.01 par value; 100,000,000 shares authorized;
     30,775,308 shares issued and outstanding (actual); and 32,775,308
     shares issued and outstanding (as adjusted)(2)...................       308
  Additional paid-in capital..........................................   123,530
  Accumulated deficit.................................................   (52,218)
                                                                       ---------        --------
          Total stockholders' equity (deficit)........................ $  71,633        $
                                                                       ---------        --------
          Total capitalization........................................ $ 373,664        $
                                                                       =========        ========

---------------

(1) Includes $116,268 held in an escrow account. See Note 3 to the Consolidated Financial Statements.

(2) Does not include 1,381,275 shares of Common Stock issuable upon the exercise of stock options outstanding as of September 30, 1996 under the Company's 1996 Stock Plan, 1994 Stock Plan and Special Stock Plan (of which, options covering 208,427 shares were exercisable as of September 30, 1996).

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following table sets forth certain selected historical and pro forma financial data of the Company and its predecessor. The historical financial data for the Company has been derived from the audited Consolidated Financial Statements of the Company as of and for the periods ended December 31, 1992, 1993, 1994 and 1995. The historical financial data for the year ended December 31, 1991, and the period January 1, 1992 through August 14, 1992 relates to the "Company's Predecessor", IXC Carrier, Inc. ("IXC Carrier"), formerly known as Communications Transmission Group, Inc., and has been derived from unaudited financial statements. The historical financial data for the Company for the nine-month periods ended September 30, 1995 and 1996 has also been derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full years. The pro forma data has been derived from the Unaudited Pro Forma Condensed Consolidated Statement of Operations, which is included elsewhere herein. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred, nor are they necessarily indicative of future operations. The data should be read in conjunction with the Consolidated Financial Statements, related Notes, and other financial information included herein.

                                                  THE COMPANY'S                             THE COMPANY
                                                   PREDECESSOR           -------------------------------------------------
                                             -----------------------
                                                                              HISTORICAL
                                             -----------------------------------------------------------------------------
                                               YEAR         JAN. 1       AUG. 15
                                               ENDED        THROUGH      THROUGH            YEAR ENDED DECEMBER 31,
                                             DEC. 31,      AUG. 14,      DEC. 31,     ------------------------------------
                                               1991          1992          1992         1993           1994         1995
                                             ---------     ---------     --------     --------       --------     --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Net operating revenues..................... $  67,611     $  42,081     $ 23,893     $ 71,123       $ 80,663     $ 91,001
 Operating expenses:
   Cost of services.........................    43,578        26,116       13,588       37,823         33,896       39,852
   Operations and administration............    20,721        11,226        6,759       22,835         20,561       32,282
   Depreciation and amortization............    20,135        10,517        8,033       21,061         12,121       17,438
                                             ---------     ---------     --------      -------       --------     --------
   Operating income (loss)..................   (16,823)       (5,778)      (4,487)     (10,596)        14,085        1,429
 Interest income............................       200            45           --          215            211          468
 Interest income on amounts in escrow.......        --            --           --           --             --        2,552
 Interest expense...........................   (31,461)      (18,749)      (1,398)      (4,943)        (6,105)     (14,597)
 Contract settlement costs..................        --            --       (2,000)         (59)            --           --
 Write-down of property and equipment.......        --            --           --      (37,960)            --           --
 Equity in net income (loss) of
   unconsolidated subsidiaries..............        --            --           --           --            (94)          19
 Benefit (provision) for income taxes.......         4           (77)       2,847       21,977         (3,157)       1,693
 Minority interest..........................        --            --          710         (446)            77        5,218
                                             ---------     ---------     --------      -------       --------     --------
 Income (loss) before extraordinary items... $ (48,080)    $ (24,559)    $ (4,328)    $(31,812)(2)   $  5,017     $ (3,218)
 Extraordinary gain (loss)(3)...............        --            --           --        8,495          2,298       (1,747)
                                             ---------     ---------     --------      -------       --------     --------
 Net income (loss).......................... $ (48,080)    $ (24,559)    $ (4,328)    $(23,317)      $  7,315     $ (4,965)
                                             =========     =========     ========      =======       ========     ========
 Income (loss) per common share, historical
   and pro forma............................
 Before extraordinary items.................                                          $  (1.39)      $    .13     $   (.20)
 Extraordinary gain (loss)..................                                               .35            .09         (.07)
                                                                                       -------       --------     --------
 Net Income (loss)..........................                                          $  (1.04)      $    .22     $   (.27)
                                                                                       =======       ========     ========
 Weighted average common shares outstanding,
   historical...............................                                            24,009         24,993       25,108
                                                                                       =======       ========     ========
 Income (loss) per common share, as
   adjusted(4):
   Before extraordinary items...............                                                                      $   (.16)
                                                                                                                  ========
   Extraordinary gain (loss)................                                                                          (.06)
                                                                                                                  --------
   Net income (loss)........................                                                                      $   (.22)
                                                                                                                  ========
 Weighted average common shares outstanding,
   as adjusted(4)...........................
BALANCE SHEET DATA:
 Cash(5).................................... $   2,666     $   2,039     $  2,746     $  6,230       $  6,048     $205,181
 Total assets...............................   203,664       195,288      117,741       94,281        105,409      336,475
 Total debt(6)..............................   304,592       329,242       32,891       59,954         69,124      298,794
 Stockholders' equity (deficit).............  (137,990)     (164,432)      30,028        6,871         14,189        6,858
OTHER FINANCIAL AND OPERATIONS DATA:
 EBITDA(7).................................. $   3,512     $   4,784     $  2,256     $ 10,175       $ 26,400     $ 27,124
 Capital expenditures.......................       952            18        1,435       27,008          7,087       23,670
 Ratio of EBITDA to interest expense(8).....        --            --         1.61x        2.06x          4.32x        1.86x
 Minutes of use (in millions)...............        --            --           --           --             --         12.8
 Fiber route miles(9).......................        --            --           --       20,723         20,747       22,159



                                               PRO              HISTORICAL
                                              FORMA(1)     ---------------------
                                              --------
                                                YEAR         NINE MONTHS ENDED
                                               ENDED           SEPTEMBER 30,
                                              DEC. 31,     ---------------------
                                                1995         1995         1996
                                              --------     --------     --------

STATEMENT OF OPERATIONS DATA:
 Net operating revenues.....................  $91,001      $ 67,259     $130,273
 Operating expenses:
   Cost of services.........................   39,852        26,808       91,017
   Operations and administration............   32,282        21,847       33,286
   Depreciation and amortization............   18,555        12,259       19,934
                                              --------     --------     --------
   Operating income (loss)..................      312         6,345      (13,964)
 Interest income............................      468           311        1,473
 Interest income on amounts in escrow.......    2,552            --        6,441
 Interest expense...........................  (14,597)       (5,110)     (28,658)
 Contract settlement costs..................       --            --           --
 Write-down of property and equipment.......       --            --           --
 Equity in net income (loss) of
   unconsolidated subsidiaries..............       19            44          (24)
 Benefit (provision) for income taxes.......    3,873        (2,001)       5,699
 Minority interest..........................     (232)        2,873         (357)
                                              --------     --------     --------
 Income (loss) before extraordinary items...  $(7,605)     $  2,462     $(29,390)
 Extraordinary gain (loss)(3)...............                 (1,006)          --
                                                           --------     --------
 Net income (loss)..........................               $  1,456     $(29,390)
                                                           ========     ========
 Income (loss) per common share, historical
   and pro forma............................
 Before extraordinary items.................  $  (.38)     $  (0.04)    $  (1.13)
                                              ========
 Extraordinary gain (loss)..................                  (0.04)        0.00
                                                           --------     --------
 Net Income (loss)..........................               $   0.00     $  (1.13)
                                                           ========     ========
 Weighted average common shares outstanding,
   historical...............................                 25,141       27,126
                                                           ========     ========
 Income (loss) per common share, as
   adjusted(4):
   Before extraordinary items...............  $  (.30)                  $  (1.05)
                                              ========                  ========
   Extraordinary gain (loss)................                                  --

   Net income (loss)........................                            $  (1.05)
                                                                        ========
 Weighted average common shares outstanding,
   as adjusted(4)...........................                              29,126
                                                                        ========
BALANCE SHEET DATA:
 Cash(5)....................................               $  4,729     $206,212
 Total assets...............................                121,586      438,305
 Total debt(6)..............................                103,591      302,031
 Stockholders' equity (deficit).............                 17,995       71,633
OTHER FINANCIAL AND OPERATIONS DATA:
 EBITDA(7)..................................  $21,674      $  5,884     $ 13,503
 Capital expenditures.......................   23,670        27,920       73,275
 Ratio of EBITDA to interest expense(8).....     1.48 x        1.15x        0.47x
 Minutes of use (in millions)...............     12.8            --        608.3
 Fiber route miles(9).......................   22,159        22,159       37,915

---------------

(1) The pro forma statement of operations data and the other financial and operations data for the year ended December 31, 1995 reflect the acquisition by the Company of the minority interest in SSC as if the acquisition (which actually occurred as of January 1, 1996) had occurred as of January 1, 1995. See the Unaudited Condensed Consolidated Financial Statements included elsewhere herein.

(2) Includes a $37,960 non-cash charge in 1993 relating to a write-down of microwave equipment. (As of September 30, 1996, the remaining net depreciated book value of microwave equipment was less than 4% of total assets.) See Note 8 to the Consolidated Financial Statements.

(3) The extraordinary items for all periods result from early extinguishment of debt (involving a related party in 1994) or lease obligations, net of applicable income taxes.

(4) Net income (loss) per common share as adjusted and weighted average shares outstanding as adjusted reflect the 2,000,000 shares to be issued in this Offering.

(5) Including $198,266 at December 31, 1995 and $116,268 at September 30, 1996 held in an escrow account. See Note 3 to the Consolidated Financial Statements.

(6) Total debt consists of long-term debt, capital lease obligations and deferred lease obligations, including the current portions thereof.

(7) EBITDA represents net income before depreciation, amortization, interest expense, income taxes and extraordinary items. For the year ended December 31, 1993, EBITDA does not reflect the $37,960 write-down of microwave equipment recorded by the Company. (As of September 30, 1996, the remaining net depreciated book value of microwave equipment was less than 4% of total assets.) See Note 8 to the Consolidated Financial Statements. EBITDA for 1995 and the nine months ended September 30, 1996 includes the negative EBITDA of IXC Long Distance, Inc., the Company's switched long distance services subsidiary. For 1995, such amounts principally relate to start-up and operating expenses incurred before the Company began generating material revenues from its switched long distance business. The Company has included information concerning EBITDA because it believes that EBITDA is used by certain investors as one measure of an issuer's historical ability to service its debt. EBITDA is not a measurement determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily comparable with similarly titled measures for other companies. For 1995 and the nine months ended September 30, 1996, EBITDA included $2,552 and $7,351, respectively, of interest income relating to amounts held in escrow. See the Consolidated Financial Statements.

(8) For the year ended December 31, 1991 and the period January 1 through August 14, 1992 and the nine months ended September 30, 1996, EBITDA was insufficient to cover interest expense by $27,949, $13,965 and $15,155, respectively. The Company paid the semi-annual interest payments in 1996 with funds from the escrow account referred to in footnote (5).

(9) Fiber route miles represents the number of strands included in the Company's fiber bundles multiplied by route miles.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company provides two principal services to long distance companies: (i) long-haul transmission of voice and data over dedicated circuits; and (ii) switched long distance services. The Company is one of only five carriers that currently own a digital telecommunications network extending from coast-to-coast. The Company's facilities also include digital switches located in Los Angeles, Dallas, Chicago, Philadelphia and Atlanta.

     Long-Haul Business. Substantially all of the Company's revenues in 1995 and prior years and approximately 56% of its revenues for the nine months ended September 30, 1996 were generated by its long-haul business, which has historically provided positive cash flow (even in years when the Company had net losses, as in 1993 and 1995). The Company provides long-haul service to customers either on a "take or pay" long-term basis or, after contract expiration, on a month-to-month basis. The Company's long-haul transmission agreements are generally long-term leases which provide for monthly payment in advance on a fixed-rate basis, calculated according to the capacity and length of the circuit used. During 1996, the Company leased transmission capacity to 252 customers, with the ten largest long-haul customers during that year accounting for approximately 36% of revenues. The Company's two largest long-haul customers, Frontier and WorldCom, accounted for approximately 10% and 8%, respectively, of the Company's revenues in 1996. See "Risk
Factors -- Reliance on Major Customers."

     Substantially all of the costs of communication services of the long-haul business are fixed. The largest component of such costs for the long-haul business is the expense of leasing off-net capacity from other carriers to meet customer needs which the Company cannot currently meet with its own network due to capacity or geographic constraints. In addition to such leases, in the normal course of business, the Company enters into capacity-exchange agreements with other carriers. Pursuant to such agreements, the Company exchanges excess capacity on its network with other carriers for capacity on the other carrier's network. As such exchange agreements generally do not provide for cash payments to be made, they allow the Company to substantially reduce the cash payments it must make for off-net capacity from other carriers. Such exchanges are accounted for at the fair value of the capacity exchanged, as non-cash revenue and expense in equal amounts, which reduces the Company's overall gross margin as a percentage of revenues. In 1995, and the first nine months of 1996 the Company recorded revenue and expense of $13.8 million and $10.5 million, respectively, relating to such exchanges. In addition, certain right-of-way arrangements in connection with the Fiber Expansion constitute operating leases and will contribute to the cost of communications services in the future. The amount of such operating leases for prior periods, including the nine months ended September 30, 1996, was immaterial.

     Switched Long Distance Business. In late 1995, the Company expanded into the business of selling switched long distance services to long distance resellers. The Company sells switched long distance services on a per-call basis, charging by MOUs, with payments due monthly in arrears after services are rendered. The Company's rates for calls generally vary with the duration of the call, the day and time of day the call was made and whether the traffic is intrastate, interstate or international. The Company has contracts with over 70 long distance resellers. The Company's largest switched long distance customer, Excel, accounted for approximately 35% of the Company's revenues in 1996. See "Risk Factors -- Reliance on Major Customers" and "Business -- Switched Long Distance Services."

     The three main components of the costs of the switched long distance business are LEC access charges, long-haul network leasing costs (including MOUs and long-haul circuits) and operations and administration expenses. The LEC access charges, which are variable, represent a significant majority of the total cost for the switched long distance business. As the Fiber Expansion is placed in service, the Company expects to realize cost savings for the switched long distance business because it will be able to reduce the amount of long-haul network capacity that otherwise would be required to be leased from other parties. However, even after the Fiber Expansion is complete, the Company anticipates that it will need to lease a significant amount of capacity from other carriers. Because the switched long distance business generally has lower margins than the long-haul business, increases in switched long distance volumes should cause a decrease in the Company's overall margins.

     During 1995, the Company set up the infrastructure for its switched long distance business by installing its switches, connecting them to its network and to the LECs, leasing related long-haul circuits, acquiring software and hiring personnel and entering into contracts with customers. The Company's switched network became fully operational in February 1996 and the Company did not have material revenues from the switched long distance business during 1995. The switched long distance business generated revenues of $57.9 million for the nine months ended September 30, 1996. The development and further expansion of the Company's switched long distance business requires significant expenditures, a substantial portion of which will be incurred before the realization of operating cash flow from such activities. Taken on a stand-alone basis, the switched long distance business generated negative gross margins over the first two quarters of 1996 and began to generate slightly positive gross margins during the third quarter of 1996 as the Company began to carry more switched long distance traffic. After allocating selling, general and administrative expense to the switched long distance business, however, it would have generated negative EBITDA for each of the first three quarters of 1996. For a discussion of important factors that could cause the Company's switched long distance business to fail to generate positive cash flows as described, see "Risk
Factors -- Development Risks and Dependence on Switched Long Distance Business." The Company will fund such negative EBITDA from cash flow from its long-haul business and cash on hand. If such traffic does not increase, there can be no assurance that the switched long distance business will ever generate positive EBITDA. See "Risk Factors -- Negative Cash Flow and Capital Requirements," "Risk Factors -- Development Risks and Dependence on Switched Long Distance Business" and "Risk Factors -- Recent and Expected Losses."

     Capital Expenditures. The Company has spent significant amounts of capital to develop its coast-to-coast network to service its long-haul and switched long distance businesses and is currently engaged in the Fiber Expansion. The Company spent approximately $153.3 million for capital expenditures during 1996 and estimates that it will spend approximately $315.5 million in 1997. However, the amount of actual capital expenditures may vary materially as a result of cost-saving arrangements, unexpected costs and other factors. See " -- Liquidity and Capital Resources."

     Pricing; Net Losses. The Company expects that, as competition increases, prices for both long-haul and switched services will decline. The Company incurred an operating loss during the nine months ended September 30, 1996 and expects to incur an operating loss for the full year due to the switched long distance business. As the Fiber Expansion is placed in service, the Company expects to realize cost savings by reducing the amount of off-net capacity it leases from other carriers. However, reductions in lease expense as a result of the Fiber Expansion will be offset to some extent by increased depreciation expense as the investment in the Fiber Expansion is depreciated.

     Acquisition and Financing Transactions. In 1994, the Company and Excel, a large long distance reseller, formed Switched Services Communications, L.L.C. ("SSC"), a joint venture, to lease, install and operate the five switches incorporated into the Company's network and to provide switched long distance services to the Company and Excel. In January 1996, the Company purchased Excel's interest in SSC for a short-term non-interest bearing note for approximately $6.2 million which was fully paid in installments through August 1996. Excel continues to have a contractual commitment to use the Company's network. See "Business -- Switched Long Distance Services -- Excel."

     In August 1994, IXC Communications acquired an 85% interest in MSM Associates, Limited Partnership ("MSM"), which owns fiber capacity in Michigan and Indiana, from GE Capital Corporation. Frontier, the owner of the remaining 15% minority interest of MSM, is a customer of the Company. See Note 1 to Consolidated Financial Statements.

     In October 1995, the Company issued $285.0 million of Senior Notes primarily to finance a portion of the Fiber Expansion. See "Description of Certain Indebtedness."

     In July 1996, the Company raised gross proceeds of approximately $83.3 million (before deducting certain expenses) through its IPO and $12.5 million from the GEPT Private Placement.

     Marca-Tel S.A. de C.V. ("Marca-Tel"), a joint venture in which the Company indirectly holds a minority interest, has been successful in obtaining a license from the Mexican government to provide certain telecommunication services in Mexico. However, the Marca-Tel services in Mexico are not yet in operation. See "Business -- Mexican Joint Venture."

QUARTERLY RESULTS OF OPERATIONS

     The following table presents certain unaudited quarterly financial information for each of the Company's last five fiscal quarters. In the opinion of the Company's management, this quarterly information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Prospectus and includes all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the unaudited quarterly results set forth herein. The Company's quarterly results have in the past been subject to fluctuations, and thus, the operating results for any quarter are not necessarily indicative of results for any future period. The Company may experience substantial fluctuations in quarterly results in the future as a result of customer turnover, variations in the success of its customers' businesses and price competition. These fluctuations may be particularly large as a percentage of revenue over the near term, because the Company has recently entered the switched long distance business. In addition, delays in completion of the Fiber Expansion could cause quarterly results to vary.

                                                                  QUARTER ENDED
                                         ---------------------------------------------------------------
                                                   1995                             1996
                                         -------------------------   -----------------------------------
                                         SEPTEMBER 30  DECEMBER 31   MARCH 31    JUNE 30    SEPTEMBER 30
                                         ------------  -----------   --------    --------   ------------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net operating revenues:
     Long-haul circuits................     $22,772      $22,304     $ 22,628    $ 24,003      $25,766
     Switched long distance............          --        1,438        3,622      19,004       35,250
                                            -------      -------     --------    --------      -------
     Net operating revenues............      22,772       23,742       26,250      43,007       61,016
  Operating expenses:
     Cost of services..................      10,423       13,044       15,600      31,643       43,774
     Operations and administration.....       8,604       10,435       10,417      10,786       12,083
     Depreciation and amortization.....       4,645        5,179        6,010       6,644        7,280
                                            -------      -------     --------    --------      -------
          Total operating expenses.....      23,672       28,658       32,027      49,073       63,137
                                            -------      -------     --------    --------      -------
  Operating loss.......................     $  (900)     $(4,916)    $ (5,777)   $ (6,066)     $(2,121)
                                            =======      =======     ========    ========      =======
  Loss before extraordinary items......     $  (307)     $(5,680)    $(11,699)   $(12,067)     $(5,624)
                                            =======      =======     ========    ========      =======
  Net loss.............................     $  (307)     $(6,421)    $(11,699)   $(12,067)     $(5,624)
                                            =======      =======     ========    ========      =======
  Loss per common share:
     Before extraordinary items........    $   (.03)     $  (.24)    $   (.49)   $   (.40)    $   (.19)
     Extraordinary items...............          --         (.03)          --          --           --
                                            -------      -------     --------    --------      -------
     Net loss..........................    $   (.03)     $  (.27)    $   (.49)   $   (.40)    $   (.19)
                                            =======      =======     ========    ========      =======
OTHER FINANCIAL AND OPERATIONS DATA:
  EBITDA(1)............................    $  5,884      $ 5,292     $  2,818    $  2,665     $  8,020
  Billable minutes of use (in
     millions).........................          --         12.8         33.9       199.3        375.1
  Fiber route miles(2).................      22,159       22,159       22,159      22,159       37,915

---------------
(1) EBITDA represents net income before depreciation, amortization, interest expense, income taxes and extraordinary items. The Company has included information concerning EBITDA because it believes that EBITDA is used by certain investors as one measure of an issuer's historical ability to service its debt. EBITDA is not a measurement determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily comparable with similarly titled measures for other companies. For the quarters ended December 31, 1995, March 31, 1996, June 30, 1996 and September 30, 1996 EBITDA included $2,552, $2,557, $2,080 and $1,804 respectively, of interest income relating to amounts held in escrow.

(2) Fiber route miles represents the number of strands included in the Company's fiber bundles multiplied by route miles.

RESULTS OF OPERATIONS

  Nine Months Ended September 30, 1996 Compared With Nine Months Ended September 30, 1995

     Net operating revenues for the nine months ended September 30, 1996 increased 93.6% to $130.3 million from $67.3 million for the nine months ended September 30, 1995. The increase is primarily a result of the continuing successful implementation of the Company's switched long distance business (particularly the addition of Excel as a customer). Billable MOUs were 608 million for the nine months ended September 30, 1996. Switched long distance services revenues were $57.9 million for the nine months ended September 30, 1996 (the Company did not have any revenues or billable MOUs during the nine months ended September 30, 1995 for switched long distance services). Revenues for the Company's long-haul business for the nine months ended September 30, 1996 increased 7.6% to $72.4 million from $67.3 million for the nine months ended September 30, 1995.

     Cost of communication services consists principally of access charges paid to LECs and transmission lease payments to, and exchanges with, other carriers. Cost of communication services for the nine months ended September 30, 1996 increased 239.6% to $91.0 million from $26.8 million for the nine months ended September 30, 1995. The increase is primarily a result of the addition of long-haul leases supporting the switched long distance business, MOUs leased from other carriers and access charges paid to LECs in connection with the switched long distance business. The Company did not incur these expenses for the switched long distance business during the nine months ended September 30, 1995. The Company has historically had a relatively low cost of communications services as a percentage of revenues because substantially all its revenues were derived from the sale of long haul transmission, generally made at a relatively low cost over its own network. The Company expects that, in the event it achieves increases in long-haul revenues, its cost of communications services as a percentage of such revenues will increase (at least until a substantial portion of the Fiber Expansion is complete) because additional leases (or exchanges) of capacity from other carriers at a relatively high cost will be required to support new business. The cost of communications services as a percentage of revenues in the switched long distance business is substantially greater than that in the long-haul business due to the relatively high cost of LEC access charges, leases for long-haul circuits and MOUs leased from other carriers supporting the switched network. Accordingly, increases in switched long distance revenues are expected to further increase the Company's cost of communications services as a percentage of revenues.

     Operations and administration expenses for the nine months ended September 30, 1996 increased 52.8% to $33.3 million from $21.8 million for the nine months ended September 30, 1995. This increase is primarily the result of operating expenses associated with the Company's switched network. The Company anticipates that as it implements the Fiber Expansion and expands its switched service business, operations and administration expenses will continue to increase, but will decline as a percentage of revenue.

     Depreciation and amortization for the nine months ended September 30, 1996 increased 61.8% to $19.9 million from $12.3 million for the nine months ended September 30, 1995. The increase is primarily the result of depreciation related to capital expenditures associated with the Company's expansion and improvement of its switched network. Depreciation and amortization will increase in subsequent periods, as the Company's investment in the Fiber Expansion is depreciated.

     Interest income for the nine months ended September 30, 1996 increased to $7.9 million from $0.3 million for the nine months ended September 30, 1995. The increase is primarily related to interest earned on the investment of the proceeds from the sale of the Senior Notes issued in October 1995 and the interest earned in 1996 on the investment of the proceeds from the IPO and the GEPT Private Placement.

     Interest expense for the nine months ended September 30, 1996 increased to $28.7 million from $5.1 million for the nine months ended September 30, 1995. The increase is primarily the result of interest expense attributable to the Senior Notes, which were issued during the fourth quarter of 1995.

     Income taxes for the nine months ended September 30, 1996 resulted in a $5.7 million tax benefit as opposed to a provision for income taxes of $2.0 million for the nine months ended September 30, 1995. The difference between the tax benefits recorded for the nine months ended September 30, 1996 and the expected benefit at the federal statutory rate is primarily due to state taxes, losses incurred (the tax benefit of which is not recorded due to uncertainty regarding its realization), and resolution of Federal income tax examinations which were concluded in the second and third quarters of 1996.

     The Company experienced a net loss of $29.4 million in the nine months ended September 30, 1996 as opposed to net income of $1.5 million for the nine months ended September 30, 1995, as a result of the factors discussed above.

  1995 Compared With 1994

     The year ended December 31, 1995 was a period of increased revenues, but a net loss for the Company, primarily due to start-up and operational expenses related to the Company's switched long distance business. Reduced operating income and a significant increase in interest expense because of the issuance of the Senior Notes during the fourth quarter of 1995 resulted in a net loss for the year.

     Net operating revenues for 1995 increased 12.8% to $91.0 million from $80.7 million in 1994. The increase is primarily the result of: (i) an increase in non-cash revenues attributable to network capacity exchanged with other carriers from $8.0 million in 1994 to $13.8 million in 1995; (ii) additional revenue in the amount of $5.4 million associated with MSM (IXC Communications' 85% interest in MSM was acquired in August 1994); and (iii) increased long-haul traffic in the amount of $1.6 million due to the Company's expansion of its fiber optic network in South Texas. These increases were partially offset by $2.5 million in proceeds from an escrow account used to supplement lease payments in 1994, which did not occur in 1995 (see Note 5 to the Consolidated Financial Statements).

     Cost of communication services for 1995 increased 17.7% to $39.9 million (or 43.8% of net operating revenues) from $33.9 million (or 42.0% of net operating revenues) in 1994. The increase is primarily a result of an increase in transmission lease expense (to $38.7 million in 1995 from $29.3 million in 1994) associated with: (i) an increase of $3.6 million in leases for transmission services primarily to support the switched long distance business; and (ii) an increase in non-cash expense attributable to network capacity exchanged with other carriers from $8.0 million in 1994 to $13.8 million in 1995. These increases were partially offset by a non-recurring decrease in lease expenses under certain operating equipment leases as a result of a May 1994 lease restructuring (such leases generated no expense in 1995 as opposed to $3.4 million in 1994).

     Operations and administration expenses for 1995 increased 56.8% to $32.3 million from $20.6 million in 1994. The increase is primarily the result of $9.4 million of start-up and operating expenses associated with the Company's implementation of its switched network and the inclusion in the Company's results of operations of an increase in the Company's operating expenses of $1.1 million associated with the MSM network.

     Depreciation and amortization for 1995 increased 43.8% to $17.4 million from $12.1 million in 1994. The increase is primarily the result of depreciation associated with the MSM network, together with increased depreciation associated with the Company's development of its switched network.

     Interest income for 1995 increased to $3.0 million from $.2 million in 1994. The increase is primarily related to interest earned on investment of the proceeds from the sale of the Senior Notes issued in the fourth quarter of 1995.

     Interest expense for 1995 increased to $14.6 million from $6.1 million in 1994. The increase is primarily the result of interest expense attributable to the Senior Notes issued in the fourth quarter of 1995.

     Income taxes for 1995 resulted in a $1.7 million tax benefit as opposed to a provision for income taxes of $3.2 million in 1994. In 1995 and 1994, the Company's effective tax rate did not significantly differ from the federal statutory rate.

     Minority interest during 1995 was $5.2 million resulting primarily from Excel's share of operations and administration expenses and the cost of communications services associated with its minority share of SSC, a joint venture formed in 1995. In January 1996 the Company purchased Excel's interest in SSC, thereby eliminating the minority interest in SSC for 1996 and future years.

     In 1994, the Company exercised a debt prepayment option in connection with financing of debt that resulted in a net extraordinary gain of $2.3 million.

     The Company experienced a net loss of $5.0 million in 1995 as opposed to net income of $7.3 million in 1994 as a result of the factors discussed above.

  1994 Compared With 1993

     Net operating revenues for 1994 increased 13.5% to $80.7 million from $71.1 million in 1993. The increase is primarily attributable to: (i) an increase in non-cash revenues generated from network capacity exchanged with other carriers from $3.7 million in 1993 to $8.0 million in 1994; (ii) the acquisition of an 85% interest in MSM in August 1994 resulting in an additional $2.7 million of net operating revenues; and (iii) the extension of the Company's fiber optic network in South Texas.

     Cost of communications services in 1994 decreased 10.3% to $33.9 million (or 42.0% of net operating revenue) from $37.8 million (or 53.2% of net operating revenue) in 1993. The decrease is primarily the result of significant reductions in certain operating equipment lease expenses due to the acquisition of such equipment by the Company in May 1994 resulting in the elimination of all future expense charges associated with such operating leases (such lease expense for 1994 was $3.4 million as opposed to $11.2 million in 1993) partially offset by an increase of $4.2 million in network capacity exchanged with other carriers in 1994 as compared to 1993. During 1993, the Company capitalized $2.0 million for long term contracts with a common carrier for capacity on such carrier's nationwide fiber optic communications system, which purchase price and related costs were deferred and are being recognized over the five year term of the contract. See Note 11 to the Consolidated Financial Statements.

     Operations and administration expenses for 1994 decreased 9.6% to $20.6 million from $22.8 million in 1993. The decrease is primarily the result of certain nonrecurring deferred compensation obligations of the Company incurred in 1993.

     Depreciation and amortization in 1994 decreased 42.7% to $12.1 million from $21.1 million in 1993. The decrease primarily is the result of a write-down of $38.0 million of the carrying value of certain dated microwave equipment to its estimated fair value in 1993. The write-down resulted from the Company's assessment of estimated future net cash flows expected to be produced by the equipment in relation to its net historical cost of the system. See Note 8 to the Consolidated Financial Statements.

     Interest expense in 1994 increased 24.5% to $6.1 million from $4.9 million in 1993. The increase is the result of increased average debt balances in 1994, primarily associated with the acquisition of MSM and the construction of the South Texas fiber extension.

     Income taxes for 1994 resulted in a provision for income taxes of $3.2 million as opposed to a tax benefit of $22.0 million in 1993. The increase is primarily attributable to a tax benefit related to the equipment write-down in 1993.

     Extraordinary gains in 1994 decreased to $2.3 million from $8.5 million in 1993 in connection with the refinancing of certain operating lease arrangements (see Note 5 to the Consolidated Financial Statements). In connection with such transaction, financing was obtained which provided for a prepayment option. The prepayment option was exercised by the Company in 1994 resulting in additional gains.

     Net income increased $30.6 million in 1994 to $7.3 million from a net loss of $23.3 million in 1993 as a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     Except for the historical information contained below, the matters discussed in this section are forward-looking statements that involve a number of risks and uncertainties. The Company's actual liquidity needs, capital resources and results may differ materially from the discussion set forth below in such forward-looking statements. For a discussion of the factors that could materially affect such matters, see "Risk Factors," particularly "Risk
Factors -- Negative Cash Flow and Capital Requirements."

     The Company's operations have historically provided positive cash flow (even in years of net losses, as in 1993 and 1995), which to date has provided adequate liquidity to meet the Company's operational needs. However, for 1995 and the nine months ended September 30, 1996, the Company's EBITDA minus interest expense and capital expenditures (adjusted for the change in working capital) was negative $4.8 million and negative $20.1 million, respectively. The Company had $51.3 million of the net proceeds received from the sale of the Senior Notes in an escrow account at December 31, 1996 to be used at the Company's discretion for the Fiber Expansion, debt service of the Senior Notes and other capital expenditures.

     Cash provided by operating activities in 1995 decreased 32.6% to $9.1 million from $13.5 million in 1994 and for the nine month period ended September 30, 1996 decreased 51.4% to $7.0 million from $14.4 million for the nine month period ended September 30, 1995, primarily as a result of start-up and operational expenses associated with the Company's development of its switched services business. The Company's switched long distance business will require cash to meet operating expenses. In order to offer switched long distance services, the Company has installed switches, connected them to its network and to the LECs, acquired software and hired the personnel needed to establish a national switched network. Taken on a stand-alone basis, the switched long distance business generated negative gross margins over the first two quarters of 1996 and began to generate slightly positive gross margins during the third quarter of 1996 as the Company began to carry more switched long distance traffic. After allocating selling, general and administrative expense to the switched long distance business, however, it would have generated negative EBITDA for each of the first three quarters of 1996. For a discussion of important factors that could cause the Company's switched long distance business to fail to generate positive EBITDA see "-- Development Risks and Dependence on Switched Long Distance Business."

     Cash used in investing activities increased to $219.4 million in 1995 from $18.8 million in 1994 due to the Company investing the proceeds of the sale of the Senior Notes in liquid securities and increased capital expenditures associated with the Company's implementation of its switch network. Cash used in investing activities decreased to $3.1 million for the nine month period ended September 30, 1996 from $17.5 million for the nine month period ended September 30, 1995. The Company's total capital expenditures were $23.7 million for 1995 and $73.3 million during the nine month period ended September 30, 1996. The Company made additional capital expenditures during 1996 of approximately $80.0 million (including capital expenditures relating to the Fiber Expansion).

     Cash generated from financing activities increased to $211.2 million in 1995 from $5.1 million in 1994 as a result of the proceeds of the sale of the Senior Notes and capital contributions of $6.0 million from Excel to support its minority interest in the SSC joint venture. In January 1996, the Company purchased Excel's interest in the joint venture for a short-term, non-interest bearing promissory note in an original principal amount of approximately $6.2 million, an amount equal to Excel's total capital contribution. Such amount was paid in installments through August 1996. Net cash generated from financing activities was $94.0 million for the nine months ended September 30, 1996 as a result of the IPO and the GEPT Private Placement.

     As of December 31, 1996, the Company had approximately (i) $51.3 million of the proceeds of the Senior Notes remaining in an escrow account; and (ii) $61.3 million in unrestricted cash. The net proceeds to the Company of this Offering
are $     million. The Company is seeking to obtain additional financing under the Proposed Credit Facility. Although the Company had not obtained the Proposed Credit Facility as of the date of this Prospectus, and there can be no assurance that the Company will succeed in obtaining the Proposed Credit Facility, the Company believes that it is likely that the Proposed Credit Facility can be obtained and in an amount sufficient to fund the Company's remaining needs for cash for capital expenditures in 1997.

     The Company anticipates the following major uses for its available cash:
(i) the Fiber Expansion and other capital expenditures; (ii) debt service; (iii) lease payments; (iv) funding its joint venture in Mexico; and (v) working capital.

     The Company anticipates that capital expenditures for 1997 will be as follows: (i) for construction of the Fiber Expansion, approximately $201.4 million; and (ii) other capital expenditures in 1997, approximately $114.1 million.

     The Company is required to make interest payments in the amount of $35.6 million on the Senior Notes each year. See "Description of Certain Indebtedness." For the nine months ended September 30, 1996, EBITDA was insufficient to cover the Company's debt service requirements under the Senior Notes. The Company currently anticipates, but no assurance can be given, that a portion of such payments during 1997 will be made from cash or funds held in the escrow account and the balance of such payments will be made from EBITDA. For a discussion of important factors, including the Company's assumption that increases in its EBITDA will occur as a result of the successful completion and utilization of the Fiber Expansion and growth in the switched long distance business that may cause actual results to differ materially from the foregoing forward-looking statements, see "Risk Factors -- Negative Cash Flow and Capital Requirements" and "Risk Factors -- Development Risks and Dependence on Switched Long Distance Business." In addition, at December 31, 1996, there were approximately $6.5 million of accrued and unpaid dividends on the Series 3 Preferred Stock. Such dividends accrue at an annual rate of 10% (based on the liquidation preference) plus interest. Payment of such dividends is not currently permitted under the terms of the Indenture.

     The Company is required to make minimum annual lease payments for facilities, equipment and transmission capacity used in its operations. The Company expects to incur additional operating lease costs in connection with obtaining rights-of-way for the Fiber Expansion. See Note 5 to Consolidated Financial Statements.

     The Company expects to meet its needs for cash by using the remaining proceeds of the escrow account, cash on hand, the proceeds of this Offering, cash generated by operations and, if such facility can be obtained, funds borrowed under the Proposed Credit Facility. There can be no assurance that the Company will be successful in obtaining the Proposed Credit Facility or otherwise obtain the necessary cash to meet its needs. A failure to raise such cash would delay or prevent such capital expenditures and the construction of the Fiber Expansion.

     The Company is indirectly participating in the development of a long distance network to engage in the telecommunications business in Mexico by Marca-Tel. The Company indirectly owns 24.5% of Marca-Tel through its ownership of 50% of Progress International LLC ("Progress International"), which owns 49% of MarcaTel. The remaining 51% of Marca-Tel is owned by a Mexican individual and Fomento Radio Beep, S.A. de C.V. The other 50% of Progress International is owned by Westel. See "Business -- Mexican Joint Venture."

     Progress International is responsible for providing all the capital that may be required from Marca-Tel's stockholders in order to finance Marca-Tel. As of December 31, 1996, the Company and Westel jointly have contributed approximately $13.8 million to Progress International substantially all of which has been used to fund Marca-Tel. Although the Company cannot accurately predict the capital that will be required from Progress International to implement the Marca-Tel business plan, it estimates that an additional $45.0 million (and possibly significantly more) will be required by Marca-Tel from the stockholders of Progress International during 1997-1998. Progress International is considering selling equity interests in Progress International to one or more third parties who could assist Progress International with the funding of Marca-Tel. However, Progress International has not had any material discussions in this regard and there can be no assurance that any such funding will be available on satisfactory terms or at all. The Company is currently, and may remain, the primary source of funds available to Progress International for investment in Marca-Tel. Since the ownership interests of the Company and Westel in Progress International are to be proportional to their respective capital contributions, the Company's percentage ownership of Progress International, and therefore its indirect ownership interest in Marca-Tel, could increase if it makes additional capital contributions.

     Marca-Tel is deploying three switching centers and a fiber optic route linking Mexico's three major cities (Mexico City, Monterrey and Guadalajara), with interconnection to the Company's U.S. network at its border crossing at Reynosa/McAllen. Marca-Tel has entered into a turn-key contract with a major international supplier of telecommunications equipment for a portion of this build that provides for interim vendor financing for the equipment and fiber purchases as well as a portion of the civil construction work. The Company anticipates that Marca-Tel may be able to obtain additional funding through some combination of the following: (i) offerings of debt or equity securities; (ii) other incurrences of debt; (iii) joint venture arrangements with third parties; and (iv) additional vendor financing of equipment purchases. Initially, such sources of capital likely will not be adequate to meet the needs of Marca-Tel, and the Company anticipates that, until such sources are adequate to enable Marca-Tel to continue to pursue its business plan, it will be necessary for Progress International to fund the shortfall. The Company is not obligated to continue to fund Progress International; however, if Progress International does not fund Marca-Tel's needs, the Company's interest in Progress International, and thus its indirect interest in Marca-Tel, may be diluted or lost entirely. Although the indenture for the Senior Notes generally restricts the amount of funding the Company can provide Progress International, the indenture does allow the Company to use the $12.5 million proceeds of the GEPT Private Placement for Progress International (as of December 31, 1996 approximately $6.9 million of such proceeds remain to be used for this purpose). The indenture for the Senior Notes also allows the Company to fund Progress International with the proceeds of certain equity offerings or, under certain circumstances, with funds raised through debt incurrence or from working capital. No assurance can be given that adequate funding sources will be available from Progress International or from third parties to implement Marca-Tel's business plan or, if implemented, such business plan will be successful. See "Business -- Mexican Joint Venture."

     The forward-looking statements set forth above with respect to the cost of the Fiber Expansion, the Company's ability to meet such costs, the amount of the Company's cash requirements in 1997 and thereafter, the Company's ability to service its debt, the Company's and Westel's ability to fund Marca-Tel and the successful completion and operation of Marca-Tel's fiber optic system in Mexico are based on certain assumptions as to future events. Important factors that could adversely affect the Company's ability to achieve the results discussed above include: cost overruns, a failure by the Company's contractors or partners in cost-saving arrangements to perform their obligations, a failure to obtain rights-of-way on a timely, cost-effective basis, a failure to substantially complete the Fiber Expansion on schedule, or an inability to generate significant levels of traffic or successfully provide switched long distance services on a cost-effective basis (including the provision of billing information in an accurate and timely manner) for volumes that the Company has not previously handled.

                               INDUSTRY OVERVIEW

DEVELOPMENT AND REGULATION

     The development of the long distance telecommunications industry was strongly influenced by a 1982 court decree requiring the divestiture by AT&T of its seven RBOCs and dividing the country into approximately 200 LATAs. The seven RBOCs were allowed to provide local telephone service, local access service to long distance carriers and intra-LATA long distance service (service within a LATA), but were prohibited from providing inter-LATA service (service between LATAs). The right to provide inter-LATA service was given to AT&T and the other interexchange carriers, including the LECs that are not RBOCs. The FCC requires all interexchange carriers to allow the resale of their inter-LATA services to long distance carriers, and the 1982 court decree substantially eliminated different access arrangements as distinguishing features among long distance carriers. These and other legislative and judicial factors have helped smaller long distance carriers emerge as alternatives to AT&T, MCI and Sprint for long distance services.

     In 1996, the federal government enacted the Telecommunications Act, which, among other things, allows the RBOCs and others such as electric utilities and cable television companies to enter the long distance business. The Company expects that the Telecommunications Act will substantially alter the way in which the telecommunications industry is regulated. Such changes are, however, difficult to predict accurately, because the FCC has not yet enacted all of the numerous regulations necessary to implement the Telecommunications Act. Entry of the RBOCs or other entities such as electric utilities and cable television companies into the long distance business may result in reduced market shares for existing long distance companies and additional pricing pressure on long distance providers such as the Company. See "Risk Factors -- Competition," "Risk Factors -- Recent Legislation and Regulatory Uncertainty" and
"Business -- Regulation."

MARKET AND COMPETITION

     General. Companies in the domestic long distance market had estimated revenues of $75.9 billion in 1995. AT&T is the largest long distance carrier, with an estimated 56.5% of total market revenues in 1995, while MCI and Sprint had an estimated 19.7% and 9.4%, respectively, of total market revenues in that year. These three carriers constitute what generally is referred to as the "first tier" in the long distance market. Medium-sized long distance companies, some with national capabilities, such as WorldCom, Frontier, Cable & Wireless and LCI, constitute the "second tier" of the industry and, cumulatively, are believed to have accounted for approximately 8.9% of total market revenues in 1995. The remainder of the market share is held by smaller companies, which are known as "third-tier" carriers. The Company provides long-haul services to companies in all three tiers and switched long distance services to companies in the third tier.

     According to data included in Long Distance Market Shares, Fourth Quarter 1995, an FCC report issued in March 1996, while long distance revenues grew at a compound annual rate of over 8% during the period from 1989 through 1995, the revenues of all carriers other than the first tier grew in the aggregate at a compound annual rate of over 22% during the same period. Such analysis also stated that the smaller second-tier and third-tier carriers increased their market share sixfold over a ten-year period, increasing from less than 3% in 1984 to more than 17% in 1994. In addition, industry sources estimate that combined revenues of second-tier and third-tier carriers grew by 17.9% in 1995.

     Competition among the Company's customers and other retail long distance providers for end-user customers is based upon advertising, pricing, customer service, network quality and value-added services. The Company believes that AT&T, MCI and Sprint engage in only limited direct sales to small and medium-sized commercial users, generally focusing on residential and large commercial accounts, thus creating opportunities for smaller long distance providers. Industry observers estimate that over 400 smaller companies have emerged to compete in the long distance business. See "Risk
Factors -- Competition."

     Long-Haul Services. Long distance companies may be categorized as facilities-based carriers and non-facilities-based carriers. Sellers of long-haul services are generally facilities-based carriers that own long-haul transmission facilities, such as fiber optic cable or digital microwave equipment. The first-tier and some second-tier long distance companies are facilities-based carriers offering long-haul service nationwide.

Facilities-based carriers in the third tier of the market generally offer long-haul services only in a limited geographic area. Customers using long-haul services include: (i) facilities-based carriers that require long-haul capacity where they have geographic gaps in their facilities, need additional capacity or require geographically different alternative routing; and (ii) non-facilities-based carriers requiring long-haul capacity to carry their customers' long distance traffic. The Company's competitors in the long-haul business include AT&T, MCI, Sprint and WorldCom and certain regional carriers. Qwest has announced its intention to construct a coast-to-coast fiber optic network and Frontier has announced that it will pay $500 million for fibers in Qwest's network. As such network is completed, Qwest will become a competitor of the Company and Frontier may also become a competitor of the Company in the long-haul business. Important competitive factors in the long-haul business are price, customer service, network location and quality, reliability and availability. See "Business -- Long-Haul Services."

     Switched Long Distance Services. Long distance companies may be characterized as switched or switchless carriers. Sellers of switched long distance services are generally switched carriers, such as the Company, that own one or more switches that direct telecommunications traffic. Facilities-based carriers are generally switched carriers. However, many non-facilities based carriers (i.e., many long distance resellers) have switches. The Company's customers are switchless carriers that depend on switched carriers to provide switched long distance services to their end users. The Company's competitors in the switched long distance business include AT&T, MCI, Sprint, WorldCom and Frontier and many non-facilities-based switched carriers. Important competitive factors in the switched long distance business are customer service (particularly with respect to speed in delivery of computer billing records and set-up of new end users with the LECs), ability of the network to complete calls with a minimum of network-caused busy signals, scope of services offered, price, reliability and transmission quality.

CALL ROUTING

     An inter-LATA long distance telephone call begins with the caller's LEC transmitting the call by means of its local switched network to a point of connection with an interexchange carrier. The interexchange carrier, through its switches and long-haul network, transmits the call to the called party's LEC, which then completes the call over its local facilities. For each long distance call, the originating LEC charges an access fee. The interexchange carrier also charges a fee for its transmission of the call, a portion of which consists of a fee charged by the LEC used to deliver the call. Under the Telecommunications Act, state proceedings may in certain instances determine LEC access charge rates. It is uncertain at this time what effect such proceedings may have on such rates.

     The following diagram illustrates the routing of an inter-LATA telephone call (the diagram assumes the carrier switches are not within the local dialing areas of either the caller or called party).

                                   [Diagram]

TECHNOLOGY

     Long-haul voice traffic generally is transmitted through digital microwave or fiber optic equipment. Long-haul data traffic is generally transmitted through fiber optic equipment or satellites.

     Fiber Optic Systems. Fiber optic systems use laser-generated light to transmit voice and data in digital format through fine strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment. A pair of modern fiber optic strands, using current technology, is capable of carrying 192 DS-3s, or over 129,000 simultaneous telephone calls. Because fiber optic signals disperse over distance, they must be regenerated at sites located along the fiber optic cable (on older fiber optic systems the interval is 20 to 25 miles; on newer systems that utilize modern fiber optic cable and splicing methods, such as will be used in the Fiber Expansion, it is approximately 50 to 75 miles).

     Microwave Systems. Although limited in capacity in comparison with fiber optic systems (generally, no more than 28 DS-3s can be transmitted by microwave between two antennae), digital microwave systems offer an effective and reliable means of transmitting voice and data signals over intermediate and longer distances. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. Because of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Because microwaves attenuate as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 25 miles along the transmission network. As of September 30, 1996, the remaining net depreciated book value of the Company's microwave equipment was less than 4% of total assets.

     Satellites. An alternative method of transmitting telecommunications traffic is through satellite transmission. Satellite transmission is superior to fiber optic transmission for distribution communications, for example, video broadcasting. Although satellite transmission is not preferred to fiber optic transmission for voice traffic in most parts of the United States because it exhibits a slight (approximately one-quarter-second) time delay, such delay is not important for many data-oriented uses. In the event the market for data transmission grows, the Company will compete with satellite carriers in such market.

                                    BUSINESS

COMPANY OVERVIEW

     The Company provides two principal services to long distance companies: (i) long-haul transmission of voice and data over dedicated circuits; and (ii) switched long distance services. The Company is one of only five carriers that currently own a digital telecommunications network extending from coast-to-coast (the other carriers are AT&T, MCI, Sprint and WorldCom). Its facilities include digital switches located in Los Angeles, Dallas, Chicago, Philadelphia and Atlanta.

     The Company had revenues of approximately $130.3 million in the nine months ended September 30, 1996, with approximately $72.4 million generated by its long-haul business and approximately $57.9 million generated by its switched services business. The Company has long-haul circuit contracts with over 200 long distance carriers, including AT&T, MCI, Sprint, WorldCom, Cable & Wireless, Frontier and LCI. The Company also provides long-haul transmission service to customers after contract expiration on a month-to-month basis. The Company's long-haul contracts provide for fixed monthly payments, generally in advance. The Company has historically enjoyed a high customer retention rate.

     In late 1995, the Company expanded into the business of selling switched long distance services to long distance resellers in order to complement its long-haul business and to capitalize on its ability to provide switched services over its own network. Switched long distance services are telecommunications services that are processed through the Company's digital switches and carried over long-haul circuits and other transmission facilities owned or leased by the Company. During 1995, the Company set up the infrastructure for its switched long distance business by installing its switches, connecting them to its network and to the LECs, acquiring software, hiring personnel and entering into contracts with customers. The Company's switched network became fully operational in February 1996. The Company sells switched long distance services on a per-call basis, charging by minutes of use ("MOUs"), with payment due monthly after services are rendered. The Company believes that it is well-positioned to continue to attract long distance resellers as customers for its switched long distance services because: (i) it is not currently a significant competitor for sales to end users; and (ii) it provides more focused service to its reseller customers, since servicing such customers is its primary business, unlike its major competitors whose main business is selling retail long distance service to end users.

     The Company has switched long distance services contracts with over 70 long distance resellers. Excel, the Company's largest customer of switched long distance services, is contractually obligated to continue to utilize a minimum of 70 million minutes of traffic per month until reaching total usage of 4.2 billion minutes (subject to Excel's right to reduce or terminate its commitment under certain circumstances). The Company's switched long distance business has grown rapidly since its switched network became fully operational in February 1996, with Excel accounting for most of the growth. The Company's switched long distance revenues amounted to approximately $58.0 million in the nine months ended September 30, 1996, with $4.0 million in the quarter ended March 31, 1996, $19.0 million in the quarter ended June 30, 1996 and $35.0 million in the quarter ended September 30, 1996. The Company plans to continue to expand the capabilities of the switched network in 1997 to meet customer demand by adding additional equipment, including at least one switch. See "Business -- Switched Long Distance Services."

     The Company's primary business objectives over the near term are: (i) to rapidly increase revenue from its switched long distance services business; (ii) to complete a substantial portion of the Fiber Expansion in 1997; and (iii) to utilize its expanded network to increase its revenues and profitability.

     The Company is currently engaged in the Fiber Expansion, a major enlargement of its network, to increase the Company's geographic scope and network capacity. The Company believes the Fiber Expansion will improve its profitability and cash flow by decreasing its cost of communications services as it moves traffic onto facilities it owns and increasing its revenues by allowing the lease of substantial additional capacity. It will connect the Company's switches with high-capacity long-haul circuits, utilizing advanced fiber optic technology capable of efficiently transmitting capacity-intensive services, such as Internet, Intranet and multimedia applications, frame relay and ATM. The Fiber Expansion is expected to deliver significant strategic and financial benefits to the Company through:

          (i) producing substantial savings by allowing the Company to move a portion of its excess long-haul traffic from leased circuits on the networks of other carriers to its own expanded network. Because of geographic limitations and capacity constraints, the Company currently supplements its own facilities with a significant amount of fiber optic capacity obtained from other carriers to service customers that require capacity not available on the Company's own network;

          (ii) providing high-capacity new routes and substantially increasing the capacity of certain existing routes, allowing the Company to increase revenues by leasing additional circuits to its customers including high-capacity products such as OC-48's, OC-12's and OC-3's;

          (iii) allowing the Company to improve profitability in its switched long distance services business by reducing its underlying costs of long-haul transmission; and

          (iv) creating sufficient capacity to support increased demand which may result from Internet and multimedia applications, frame relay and ATM.

     Prior to beginning construction of the Fiber Expansion in late 1995, the Company owned a coast-to-coast network containing over 1,700 fiber optic route miles and over 5,000 digital microwave route miles. As of the date of this
Prospectus, over        fiber route miles of a total of approximately 7,000
fiber route miles of the Fiber Expansion were complete. The Fiber Expansion is planned to include routes from New York via Cleveland, Chicago, Dallas and Phoenix to Los Angeles and from New York via Atlanta to Houston. The Company expects to substantially complete the Fiber Expansion in 1997, meeting the cost of its construction with cash on hand, the proceeds of this Offering and funds the Company seeks to borrow under the Proposed Credit Facility currently being negotiated. The Company is reducing the per-route-mile cost of the Fiber Expansion through fiber exchange arrangements with WorldCom and Vyvx and joint construction arrangements with other carriers.

     In 1996 the Company began equipping its network with the data switches and other equipment necessary to enter into the frame relay and ATM transmission business. Such equipment, in connection with the Fiber Expansion and additional equipment and software to be installed in 1997, should allow the Company to enter into the business of frame relay and ATM transmission for Internet and Intranet providers and other large users of data capacity. The Company began beta testing such facilities in 1996 and began offering such services in the first quarter of 1997. Although the Company does not expect such services to be a significant source of revenues in 1997, industry sources predict that the market for such high-capacity data uses will grow substantially in the future along with the expected growth of Internet and Intranet use. To position itself to benefit from such growth, the Company seeks to establish itself as a reliable supplier of such services.

     The Company continued in the second half of 1996 to sign contracts with new and existing customers for switched long distance services and long-haul services. During this period, Excel's usage of the Company's network increased substantially above its 70 million minute per month minimum. In addition, the Company entered into two significant agreements with major long distance carriers that will obtain long-haul services from the Company utilizing portions of the Fiber Expansion. Under one contract the Company will supply one-year DS-3 circuits aggregating over $24.0 million in revenue during 1997-1998; under the other contract the Company will supply OC-48 capacity aggregating over $20.1 million in revenue over a five-year term.

     Over        fiber route miles of the Fiber Expansion were completed from
June 30, 1996 through the date of this Prospectus. During that period, the Company entered into several additional agreements with other carriers that will result in reductions to its per-route-mile cost of construction, including:

          (i) a contract with Vyvx to exchange certain fibers on the Company's New York to Los Angeles route for fibers on Vyvx's 1,600-mile route to be constructed from Washington, D.C. to Houston. This contract with Vyvx is similar to the Company's existing agreement with WorldCom pursuant to which the Company is providing WorldCom with fibers on its Dallas to Phoenix route in exchange for fibers on WorldCom's 1,100-mile route from Akron to St. Louis. Through these arrangements the Company expects to save most of the costs of construction (other than the cost of equipping the route with electronics) and rights-of-way it would otherwise incur if it built the route itself;

          (ii) joint construction contracts with other carriers: LCI (Youngstown, Ohio -- Toledo), DTI (Anderson, Missouri -- Kansas City), and CCTS (Riverdale, Illinois -- Chicago). These contracts relate to routes the other carriers are constructing, providing the other carriers will include the Company's fiber in their routes. These arrangements allow the Company and the other carriers to share most of the costs of construction (other than the cost of equipping the route with electronics) of these routes;

          (iii) a joint construction contract with MFS, a recently acquired subsidiary of WorldCom, pursuant to which MFS will include fibers for the Company in a route MFS is constructing from Cleveland through upstate New York to New York City. This route, which replaces a previously planned Company route from Cleveland to Philadelphia, will substantially increase the scope of the Company's network through large cities in upstate New York, bring the network to Albany (facilitating a future extension to Boston), and provide many additional fibers into New York City; and

          (iv) contracts providing for the Company to include another carrier's fiber in routes the Company is constructing: GST (Tucson -- Phoenix) and WorldCom (Phoenix -- Las Vegas).

     The principal executive offices of IXC Communications are located at 5000 Plaza on the Lake, Suite 200, Austin, Texas, 78746 and its telephone number is
(512) 328-1112.

BUSINESS STRATEGY

     The Company's primary business objectives over the near term are: (i) to rapidly increase revenue from its switched long distance services business; (ii) to complete a substantial portion of the Fiber Expansion in 1997; and (iii) to utilize its expanded network to increase its revenues and profitability.

     The key elements of the Company's strategy to achieve these objectives are:

     Reducing Costs. The Company seeks to achieve substantial cost savings through the Fiber Expansion by reducing the amount of capacity it would otherwise obtain from other carriers. The Company incurred costs (including through capacity exchanges) of $41.2 million for off-net fiber optic capacity from other carriers in the nine months ended September 30, 1996. In the event the Company achieves revenue growth in the long-haul business and the switched long distance business, its usage of long-haul capacity (including capacity leased from other carriers) will increase. The Company believes the Fiber Expansion will enable it to reduce expenditures for capacity now leased off-net (and to reduce the additional expenses for leasing capacity that would otherwise be required to support revenue growth) and thereby increase its operating cash flow, because the new fiber routes: (i) should carry much of the traffic that would otherwise be transmitted over off-net circuits and (ii) may enable the Company to enter into additional exchanges of fiber capacity with other carriers. See "-- The Company's Network" and "Risk Factors -- Risks Relating to Completion of the Fiber Expansion."

     Increasing Long-Haul Circuit Revenues. The Company's ability to expand its long-haul business has previously been limited because the existing network owned by the Company is geographically limited and because the digital microwave portion of its network has been utilized at or near its maximum practical capacity. The Company seeks through the Fiber Expansion to install high-capacity new routes and substantially increase the capacity of certain existing routes, allowing the Company to lease additional circuits to its customers, including high-capacity products such as OC-48's, OC-12's and OC-3's. The Fiber Expansion has already enabled the Company to obtain significant orders for capacity on the new routes. The Company entered into a contract in September 1996 with a major long distance carrier for the Company to provide DS-3 circuits, each with a one-year term, principally along the new routes of the Fiber Expansion. The carrier has ordered circuits under the contract for aggregate revenue in excess of $24.0 million during 1997-1998. In addition, the Company contracted in January 1997 to lease OC-48 capacity for an aggregate amount of over $20.1 million over a five-year period to another major long distance carrier over a portion of the Fiber Expansion. The Company continues to seek significant new orders over the Fiber Expansion routes and believes that it is well positioned to obtain such orders.

     Establishing a Platform for Capacity-Intensive Data Applications. The Company is using advanced (though commercially tested) fiber optic technology in the Fiber Expansion. The expanded network will have SONET technology and the broadband capabilities to provide a platform to support advanced, capacity-intensive products such as frame relay, ATM, multimedia and Internet related applications. See "-- The Company's Network" and "Risk Factors -- Risks Relating to Completion of the Fiber Expansion."

     Providing Backup Routing for Major Carriers. An area of substantial growth in certain markets for the Company in recent years has been the provision of circuits to facilities-based carriers such as AT&T, MCI, Sprint and WorldCom (the other four companies that currently own coast-to-coast digital networks), to be used as alternative routes by such carriers in the event of a service outage. Such companies prefer alternative routes separated geographically from their routes to increase the possibility that the alternative route will be functional in the event of a natural disaster. The Company has planned the Fiber Expansion to be separated geographically as far as practicable from the existing fiber routes of such carriers. The Company believes that the Fiber Expansion, with the resulting significant increase in fiber optic geographic coverage and capacity, will greatly increase the attractiveness of the Company's network as alternative routing to certain major carriers as a backup to their own networks.

     Capitalizing on Excel Relationship. The Company views Excel as the "anchor tenant" of its switched network, providing the Company with significant traffic volumes on which to base its entry into the switched long distance services business. The Company seeks to maintain and increase its level of traffic from Excel, which currently obtains the bulk of the switched long distance services it requires from other carriers, through customer service, network quality and geographic availability. See "-- Switched Long Distance Services -- Customers and Marketing." Excel entered into a four-year, $900 million contract to purchase switched long distance services from WorldCom and a two-year, $120.0 million contract to purchase switched long distance services from MCI. Although the Company believes that Excel's commitments to WorldCom, MCI and its other suppliers will not impair Excel's relationship with the Company, WorldCom and MCI will be significant competitors for Excel's business. See "Risk
Factors -- Reliance on Major Customers."

     Establishing Other Long-Term Relationships. The Company seeks to establish a dependable revenue stream through long-term relationships with its customers. The Company has long-haul contracts (generally on a long-term basis) with over 200 long distance carriers, including AT&T, MCI, Sprint, WorldCom, Cable & Wireless, Frontier and LCI. The Company has historically enjoyed a high customer retention rate. Although the Company's switches first became fully operational in the first quarter of 1996, the Company has already entered into contracts with over 30 long distance resellers.

     Providing an Automated Software Interface. The Company seeks to increase its attractiveness to existing and potential customers of switched long distance services by providing a sophisticated automated interface to the Company's computer system through its proprietary IXC Online software. Utilizing IXC Online, customers are able to access up-to-date information regarding their end-user customers and the calls made by such end-users. IXC Online is designed to allow each of the Company's carrier customers to: (i) download call detail records for its end-users for billing purposes; (ii) arrange with the appropriate LEC to register the carrier as the designated long distance carrier for its new end-users; and (iii) file trouble reports for resolution.

     Acting as an Alternative Switched Long Distance Services Provider. The Company believes that it is well positioned to attract long distance resellers as customers for its switched long distance services because: (i) it is not currently a significant competitor for sales to end users; and (ii) it provides more focused service to its reseller customers, since servicing such customers is its primary business, unlike its major competitors (AT&T, MCI, Sprint, World Com and Frontier) whose main business is selling retail long distance service to end-users. See "-- Switched Long Distance Services" and "Risk
Factors -- Development Risks and Dependence on Switched Long Distance Business."

     Acquisitions. The Company may from time to time acquire other businesses, assets, or securities of companies which will complement and expand the Company's existing business. The Company intends to use Common Stock as consideration for acquisitions. See "Risk Factors -- Acquisition Risks."

THE COMPANY'S NETWORK

  Services

     The Company provides two basic services: (i) long-haul services; and (ii) switched long distance services.

     Long-Haul Services. A long-haul circuit is an unswitched telecommunications transmission circuit used by customers, such as non-facilities-based carriers that have switches but do not own transmission facilities, to transport their already-switched traffic between LATAs. Calls being transmitted over a long-haul circuit for a customer are generally routed by the customer through a switch to a receiving terminal in the Company's network. The Company transmits the signals over a long-haul circuit to the terminal where the signals are to exit the Company's network. The signals are generally then routed by the customer through another switch and to the call recipient through a LEC. The Company typically bills the customers a fixed monthly rate depending on the capacity and length of the circuit, regardless of the amount the circuit is actually used. See
"-- Long-Haul Services."

     Switched Long Distance Services. Switched long distance services are telecommunications services such as residential and commercial long distance service that involve processing calls through the switches of a carrier. Among the Company's switched long distance services product offerings are two basic services: (i) call origination and termination services and (ii) call termination services. For non-facilities-based carriers such as switchless carriers, the Company provides call origination and termination. This generally includes: (i) arranging with the caller's LEC to connect the call to the Company's switching center (this is referred to as "origination") and (ii) transmitting the call to another Company switching center or a hub connecting the call to the recipient's LEC and arranging with the LEC to connect the call to the recipient (this is referred to as "termination"). Other customers (for example, non-facilities based carriers with regional switches in certain areas but not in others) require termination but not origination services. In this case, the customer delivers a call to the Company's switching center and the Company terminates the call. The Company typically bills the customer at a variable rate depending on the duration, day and time of day of the call and whether the call is intrastate, interstate or international. See "-- Switched Long Distance Services."

  Facilities

     The Company is one of only five carriers that currently owns a coast-to-coast digital network. Prior to beginning construction of the Fiber Expansion in late 1995, the Company owned a coast-to-coast network containing over 1,700 fiber optic route miles and over 5,000 digital microwave route miles. As of the date of this Prospectus, the Company and its partners in cost-saving
arrangements had substantially completed over        fiber route miles of the
Fiber Expansion. The Fiber Expansion, when completed, should increase the capacity available to the Company to lease to its customers to over 700,000 DS-3 miles, with significant additional capacity available when needed by the Company. See the map depicting the network on the inside front cover of this Prospectus.

     The Company's own facilities are supplemented with over 200,000 DS-3 miles of fiber optic capacity obtained from other carriers. Of such capacity, over 161,000 DS-3 miles are leased by the Company. Approximately 39,000 DS-3 miles of such capacity are obtained by the Company through long-term capacity-exchange agreements with MCI and WorldCom whereby the Company trades capacity or fibers on its fiber network for capacity on the other carriers' networks. In addition, the Company has recently entered into agreements with CCTS and LCI to exchange OC-48 capacity on certain routes. The Company has been able to negotiate these significant exchange agreements because of the placement of the Company's existing networks in locations where other facilities-based carriers require additional capacity and the comparatively large expense to such other carriers of constructing new fiber optic facilities. Such exchange agreements increase the scope of the Company's network through the addition of the exchanged capacity while reducing the Company's cash expenditures for off-net facilities.

     The Company's network includes five digital switches located in Los Angeles, Dallas, Chicago, Philadelphia and Atlanta (with an additional switch to be installed in Joplin, Missouri in 1997), each directly connected over either on-net or off-net long-haul circuits: (i) to at least two other switching centers; (ii) to certain of the Company's over 50 Hubs (local connection points); and (iii) to certain LEC Central Office switches. The Hubs are connected (generally by off-net circuits) to LEC Central Office switches, which in turn are connected to end-user telephone lines. The switches utilize common channel signaling (SS7), which reduces connect time delays and directs calls using least-cost routing. The Company's switched operations are supplemented by agreements with Allnet and WorldCom. Under such agreements, Allnet and WorldCom supply switched capacity to the Company, automatically handling calls routed through LEC Central Offices not connected to the Company's Hubs or switches and calls which exceed the capacity of the Company's switched network.

     The capacity of the Company's switches may be expanded with processor upgrades, additional memory and ports. The Company plans to add more ports and other equipment for its existing switches and to add additional switches as required to accommodate customer demand. While the Company cannot yet ascertain the capital cost of such ports, additional equipment and switches, the Company anticipates that it will be able, subject to certain restrictions under the Indenture, to obtain such equipment under capital leases.

  Network Reliability

     The Company's network offers a reliable means of transmitting large volumes of voice and data signals. To assist in providing reliable and high-quality transmission service, all important functions of the network are monitored during regular business hours from regional operations centers in Columbus, Kansas City, Fort Worth and Tucson. Thereafter, monitoring is conducted from the Company's national operations center in its Austin headquarters. The national center also provides overall system monitoring on a 24-hour basis. This system alerts the Company to situations which could affect customer transmission and generally allows the Company to take remedial actions before customer service is affected. In addition, at December 31, 1996, the Company employed approximately 34 operations personnel who are based along the network to perform preventative maintenance as well as repair functions on its long-haul network. Company operations personnel conduct annual system performance testing and make periodic unannounced visits to terminal sites to evaluate technician performance. At December 31, 1996, the Company maintained a staff of 21 technicians to provide maintenance and other technical support services for switched long distance services.

  Fiber Expansion

     The Company believes the Fiber Expansion will improve its profitability and cash flow by decreasing its cost of communications services as it moves traffic onto facilities it owns and increasing its revenues by allowing the lease of substantial additional capacity. The Fiber Expansion is planned to add approximately 7,000 additional fiber route miles to increase the geographic scope and capacity of the Company's previously existing network. It will connect the Company's switches with high-capacity long-haul circuits, utilizing advanced fiber optic technology capable of efficiently transmitting capacity-intensive services, such as Internet, Intranet and multimedia applications, frame relay and ATM. The Fiber Expansion is expected to deliver significant strategic and financial benefits to the Company through:

          (i) producing substantial savings by allowing the Company to move a portion of its excess long-haul traffic from leased circuits on the networks of other carriers to its own expanded network. Because of geographic limitations and capacity constraints, the Company currently supplements its own facilities with a significant amount of fiber optic capacity obtained from other carriers to service customers that require capacity not available on the Company's own network;

          (ii) providing high-capacity new routes and substantially increasing the capacity of certain existing routes, allowing the Company to increase revenues by leasing additional circuits to its customers including high-capacity products such as OC-48's, OC-12's and OC-3's;

          (iii) allowing the Company to improve profitability in its switched long distance services business by reducing its underlying costs of long-haul transmission; and

          (iv) creating sufficient capacity to support increased demand which may result from Internet and multimedia applications, frame relay and ATM.

     In 1996 the Company began equipping its network with the data switches and other equipment necessary to enter into the frame relay and ATM transmission business. Such equipment, in connection with the Fiber Expansion and additional equipment and software to be installed in 1997, should allow the Company to enter into the business of frame relay and ATM transmission for Internet and Intranet providers and other large users of data capacity. The Company began beta testing such facilities in 1996 and began offering such services in the first quarter of 1997. Although the Company does not expect such services to be a significant source of revenues in 1997, industry sources predict that the market for such high-capacity data uses will grow substantially in the future along with the expected growth of Internet and Intranet use. To position itself to benefit from such growth, the Company seeks to establish itself as a reliable supplier of such services.

     The Company estimates that the Fiber Expansion will produce additional cost savings by supporting growth in its long-haul business and switched long distance business which would otherwise require significant off-net capacity usage. The Fiber Expansion will enable the Company to avoid increased expenditures for leasing off-net capacity because the new fiber routes: (i) should carry much of the traffic that would otherwise be transmitted over off-net circuits and (ii) may enable the Company to enter into additional exchanges of fiber capacity with other carriers. In this way, the Company seeks to improve cash flow through increasing revenues and decreasing certain costs. The Fiber Expansion has already enabled the Company to obtain significant orders for capacity on the new routes. The Company entered into a contract in September 1996 with a major long distance carrier for the Company to provide DS-3 circuits, each with a one-year term, principally along the new routes of the Fiber Expansion. The carrier has ordered circuits under the contract for aggregate revenue in excess of $24.0 million during 1997-1998. In addition, the Company contracted in January 1997 to lease OC-48 capacity for $20.1 million to another major long distance carrier over a five-year period over a portion of the Fiber Expansion. The Company continues to seek significant new orders over the Fiber Expansion routes and believes that it is well positioned to obtain such orders.

     Construction. The Company has planned the Fiber Expansion to cover, to the greatest extent practicable, routes where one or more of the following factors are present: (i) customer demand indicates a need for high-capacity fiber network on the route; (ii) the route is attractive as a complement to the routes of other carriers, which may enable the Company to lease its new capacity on the route to other carriers or exchange a portion of its new capacity on the route for capacity from other carriers; or (iii) the capacity will replace capacity leased by the Company from other carriers. At the time of the Company's IPO in July 1996, the Company had planned to construct the Fiber Expansion in two phases: Phase I from Philadelphia through Chicago, Dallas and Phoenix to Los Angeles and Phase II from New York to Houston along with additional spurs to the Phase I route. The Company's plans for the Fiber Expansion routes and the scheduled completion of such routes have changed because the Company has been successful in selling capacity on certain uncompleted routes and in entering advantageous cost-saving arrangements. The most significant route changes made include (i) acceleration of the Joplin, Missouri to Kansas City route originally planned for Phase II because significant new capacity on the route has been ordered by the Company's customers; (ii) replacement of the Akron-Pittsburgh-Philadelphia route with a Cleveland-upstate New York-New York City route because of a cost-saving arrangement with MFS through which MFS will construct the route at an attractive price, and (iii) acceleration of the Washington, D.C. to Houston route originally planned for Phase II because, pursuant to the cost-saving arrangement entered into with Vyvx, Vyvx will construct such route (at no cash cost to the Company other than the costs of electronics to equip the route) for the Company in exchange for fibers elsewhere on the Company's network.

     Although such changes in the planned routes make exact comparisons impossible, the Company believes that the Fiber Expansion is progressing well, without significant delays or cost overruns. The Company had earlier planned to complete the Philadelphia to Los Angeles route in the first quarter of 1997. Much of that route is now complete, including, to meet customer demand: (i) a Kansas City to Joplin, Missouri route and other routes not originally planned for Phase I; and (ii) substantially more electronics than originally planned. The Phoenix to Los Angeles route is scheduled for completion in the second quarter of 1997.

     The Company presently plans to complete the Fiber Expansion along the following routes, which the Company believes to be generally geographically diverse from the existing long-haul fiber networks of AT&T, MCI, Sprint and WorldCom (the routes are subject to change depending on the availability of certain cost-saving arrangements and the Company's ability to reduce construction costs and enhance the benefits from the routes to be constructed):

          (i) One route will consist of a fiber optic route to supplement the Company's existing New York-Los Angeles route, which consists primarily of digital microwave facilities. This cross-country route is to extend from New York City to Los Angeles over new fiber optic cable through upstate New York, Cleveland, Chicago, St. Louis, Dallas and Phoenix. This route, much of which is already complete, is scheduled for completion in the second quarter of 1997.

          (ii) An additional route is planned from New York via Atlanta to Houston. The southeastern route being constructed by Vyvx from Washington, D.C. to Houston is scheduled for completion by the end of 1997 and the route from New York City to Washington, D.C. is also scheduled to be completed by the end of 1997.

     The proposed routes for the Fiber Expansion are set forth on the following map (a larger version of the map is located on the inside front cover page of this Prospectus).

     [Small map]

     The Company plans generally to light initially only four of the new fibers in the Fiber Expansion (which will add an aggregate of approximately 350,000 DS-3 miles to the Company's network). Certain of the remaining fibers will be reserved and used as a platform to support emerging capacity-intensive data and multimedia applications. The Company intends to light additional fibers as needed in the future and may use the other additional fibers for sale or exchange arrangements. See "-- Business Strategy" and "Risk Factors -- Risks Relating to Completion of the Fiber Expansion."

     A portion of the Fiber Expansion is being constructed in connection with an agreement entered into with WorldCom (the "WorldCom Fiber Build Agreement"). Pursuant to this agreement, each company is constructing a fiber route approximately 1,100 miles long and placing fibers for both companies in the route. WorldCom's route extends from Akron through Indianapolis to a suburb of St. Louis, with a spur from Indianapolis to a suburb of Chicago. The Company's route extends from Dallas to Phoenix. Each party will maintain the fiber in its route at no cost to the other party. This arrangement will result in substantial savings for the Company as opposed to constructing both routes by itself. The WorldCom Fiber Build Agreement provides for substantial penalties ($400,000 per month) for either party which did not complete construction of the applicable route by October 1, 1996, but only after a grace period and only in the event the other party has already completed its route. As of December 31, 1996, neither WorldCom nor the Company had completed their routes, and thus, neither party has been required to pay a penalty. The Company anticipates that it will complete its route in the near future, prior to incurring any penalty, although there can be no assurance that the Company will be able to complete its route by that time. In the event WorldCom completes its route before the Company, and the Company fails to complete its route within 30 days thereafter, the Company will be required to pay the $400,000 per month penalty until it completes its construction.

     In December 1996, the Company entered into an agreement with Vyvx whereby the Company will provide Vyvx with fibers from Los Angeles to New York City in exchange for fibers from Houston to Washington, D.C. The parties are required to complete their routes by December 31, 1997, with penalties taking effect in July 1998 if one party, but not the other, has failed to complete its route. Although the Company anticipates that it will complete its route in time to avoid any penalty, there can be no assurance that the Company will complete its route in time. Such penalties increase from $400,000 per month in July 1998 to $800,000 per month in and after October 1998.

     The Company has entered into several additional agreements with others that will result in reductions to its per-route-mile cost of construction, including:

          (i) joint construction contracts with other carriers: LCI (Youngstown, Ohio -- Toledo), DTI (Anderson, Missouri -- Kansas City), and CCTS (Riverdale, Illinois -- Chicago). These contracts relate to routes the other carriers are constructing, providing the other carriers will include the Company's fiber in their routes. These arrangements allow the Company and the other carriers to share most of the costs of construction (other than the cost of equipping the route with electronics) of these routes;

          (ii) a joint construction contract with MFS, a recently acquired subsidiary of WorldCom, pursuant to which MFS will include fibers for the Company in a route MFS is constructing from Cleveland through upstate New York to New York City. This route, which replaces a previously planned Company route from Cleveland to Philadelphia, will substantially increase the scope of the Company's network through large cities in upstate New York, bring the network to Albany (facilitating a future extension to Boston), and provide many additional fibers into New York City; and

          (iii) contracts providing for the Company to include another carrier's fiber in routes the Company is constructing: GST (Tucson -- Phoenix) and WorldCom (Phoenix -- Las Vegas).

     Cost. The principal components of the cost of the Fiber Expansion will include: (i) fiber optic cable; (ii) engineering and construction; (iii) electronics; and (iv) rights-of-way. The rights-of-way will be provided pursuant to long-term leases or other arrangements (some of which may provide for substantial continuing payments) entered into with railroads, highway commissions, pipeline owners, utilities or others. The Company anticipates that such rights-of-way will be available along the planned routes of the Fiber Expansion.

     Through the WorldCom Fiber Build Agreement, the Vyvx fiber exchange and the other cost-saving arrangements described above, the Company has reduced its expected cost of the Fiber Expansion. The Company seeks to enter into additional cost-saving arrangements such as: (i) including additional fibers in the Fiber Expansion for lease or sale to other carriers; (ii) exchanging excess fibers or capacity on the Company's expanded network for excess fibers or capacity on other carriers' networks; and (iii) obtaining the right to install Company-owned fibers in new fiber optic routes being constructed by other carriers along the proposed Fiber Expansion routes in exchange for the Company (a) sharing construction costs with the other carrier, (b) allowing the other carrier to use excess Company fiber elsewhere in the Company's network, or (c) allowing the other carrier to add its own fibers to segments of the Fiber Expansion. See "Risk Factors -- Negative Cash Flow and Capital Requirements." The Company has had experience with arrangements of this type with several major carriers, including MCI, Sprint, Cable & Wireless, WorldCom and LCI.

     The Company anticipates that the Fiber Expansion will cost approximately $315.9 million (taking into account the effect of cost-saving arrangements it has already entered into). As of December 31, 1996, the Company had spent approximately $97.2 million of such amount. The Company will seek to meet the remaining costs of the Fiber Expansion through: (i) cash on hand; (ii) the proceeds of this Offering; (ii) the Proposed Credit Facility; (iii) additional cost-saving arrangements; (iv) cash flow from its existing operations; (v) increased cash flow resulting from reduced off-net capacity costs as segments of the Fiber Expansion are completed; and (vi) if the Company is able to successfully develop the switched-products business, increased cash flow from the switched-products business. In the event no other cost-saving arrangements are entered into, and the sources of cash referred to above are not available as soon as desired, the Company anticipates that, to complete the Fiber Expansion, it will be necessary either: (i) to meet the remaining costs of the Fiber Expansion through a combination of debt or equity funding (subject to the restrictions set forth in the Indenture); or (ii) to slow or delay the construction of the Fiber Expansion until sufficient funds are available. There can be no assurance that sufficient cash will in fact be available from the sources listed above. See "-- The Company's Network,"
"-- Business Strategy," "Risk Factors -- Negative Cash Flow and Capital Requirements," "Risk Factors -- Risks Relating to Completion of the Fiber Expansion," "Risk Factors -- Substantial Indebtedness," and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     Construction Management. The Company's management and staff have substantial experience in the construction of long-haul telecommunications systems. The Company's existing nationwide digital network including miles of fiber optic cable completed as of the date of this Prospectus as part of the Fiber Expansion and its 346-mile Texas fiber optic network constructed in 1993 were engineered and constructed by the Company. The completed segments of the Fiber Expansion and Texas network extension incorporated modern fiber optic cable and SONET optronics. In addition, the Company successfully closed contracts on its Texas network with AT&T, MCI and Sprint after such companies carefully reviewed the Company's engineering and operations capabilities. The Company believes that its experienced engineering and operations management and staff have the requisite skills and experience to successfully complete the Fiber Expansion.

LONG-HAUL SERVICES

  Overview

     Substantially all of the Company's 1995 revenues and approximately 56% of its revenues for the nine months ending September 30, 1996 were generated by its long-haul business. The Company has long-haul circuit contracts with over 200 long distance carriers.

  Strategy

     The Company is seeking to increase revenues in its long-haul business through meeting these primary objectives: (i) expanding its network to provide additional capacity on its existing routes and high-capacity new routes to provide access to major population centers (including routes which may be attractive to major carriers) as backup routes; (ii) providing high-quality, reliable transmission services on a fixed-cost basis at rates generally below those currently offered by AT&T and competitive with those offered by other carriers; and (iii) using the expanded network as a platform to support increased long-haul circuit demand which may result in the future from frame relay, ATM, multimedia, Internet and other capacity-intensive applications.

     The Company is seeking to decrease expenses in its long-haul business through the Fiber Expansion, which the Company anticipates will allow it to move traffic from circuits leased from other carriers to its own network.

  Customers and Marketing

     The Company has long-haul circuit contracts with over 200 long distance carriers, including AT&T, MCI, Sprint, WorldCom, Cable & Wireless, Frontier and LCI. The Company also provides long-haul transmission to customers after contract expiration on a month-to-month basis. The Company's long-haul contracts provide for fixed monthly payments, generally in advance. The Company has historically enjoyed a high customer retention rate.

     The Company markets its long-haul circuit capacity generally to: (i) facilities-based carriers that require long-haul capacity where they have geographic gaps in their facilities, need additional capacity or require geographically different, alternative routing; and (ii) non-facilities-based carriers requiring long-haul capacity to carry their customers' long distance traffic. The Company focuses most of its direct sales efforts on providing customer support services to existing customers and on adding new customers. The Company's long-haul circuit sales force at December 31, 1996 consisted of ten account managers based at the Company's headquarters in Austin and at direct sales offices in or near Washington, D.C., New Haven, San Francisco, Kansas City, Chicago, St. Louis, Houston and Sunrise Beach, Missouri.

     During 1994, 1995 and 1996, WorldCom and Frontier, the Company's two largest long-haul customers, accounted for 25% and 23%, 20% and 21%, and 8% and 10% respectively, of the Company's revenues. During 1996, the Company leased transmission capacity to 252 customers. The ten largest long-haul customers during that year accounted for approximately 36% of revenues. See "Risk
Factors -- Reliance on Major Customers."

  Prices and Contracts

     The Company's strategy is to offer prices generally lower than those of AT&T and competitive with the prices of other carriers, to permit the Company's customers, through a stable, long-term fixed pricing structure, to maintain control over transmission costs. The Company's long-haul transmission agreements with its customers generally provide for original terms of one to three years and for monthly payment in advance on a fixed-rate basis, calculated according to the capacity and length of the circuit. The agreements generally provide that the customer may terminate the affected service without penalty "for cause" in the event of substantial and prolonged outages arising from causes within the Company's control, and for certain other defined causes. Generally, the lease agreements further provide that the customer may terminate the agreement "for convenience" at its discretion at any time upon notice to the Company. However, termination for convenience generally requires either full payment of all charges through the end of the lease term or the payment of substantial termination fees intended to allow the Company to recover certain costs and, in some cases, lost profits. Damages attributable to a customer's termination of the agreement are generally reduced, however, by an offset for any income the Company earns from re-leasing the terminated capacity during the remaining portion of the lease term.

  Competition

     In providing bulk long-haul circuit capacity, the Company competes with AT&T, which is the largest supplier of long distance voice and data transmission services in the United States, MCI, WorldCom and Sprint, all of which have substantially greater financial resources than the Company and a far more extensive transmission network than the Company's network. As a result of the Telecommunications Act, the Company and its customers will also face competition from the RBOCs, GTE and others such as electric utilities and cable television companies. Qwest has announced its intention to construct a coast-to-coast fiber optic network and Frontier has announced that it will pay $500 million for fibers in Qwest's network. As such network is completed, Qwest will become a competitor of the Company and Frontier may also become a competitor of the Company in the long-haul business. Important competitive factors in the long-haul business are price, customer service, network location and quality, reliability and availability. See "Business -- Long-Haul Services." The Company also competes on a regional basis with major regional carriers. Important competitive factors in the long-haul business are price, customer service, network location and quality, reliability and availability. See "Risk
Factors -- Competition."

SWITCHED LONG DISTANCE SERVICES

  Overview

     In late 1995, the Company expanded into the business of selling switched long distance services to long distance resellers in order to complement its long-haul business and to capitalize on its ability to provide switched services over its own network. Switched long distance services are telecommunications services that are processed through the Company's digital switches and carried over long-haul circuits and other transmission facilities owned or leased by the Company. During 1995, the Company set up the infrastructure for its switched long distance business by installing its switches, connecting them to its network and to the LECs, acquiring software, hiring personnel and entering into contracts with customers. The Company's switched network became fully operational in February 1996. The Company sells switched long distance services on a per-call basis, charging by MOUs with payment due monthly after services are rendered. The

Company believes that it is well-positioned to attract long distance resellers as customers for its switched long distance services because: (i) it is not currently a significant competitor for sales to end users; and (ii) it provides more focused service to its reseller customers, since servicing such customers is its primary business, unlike its major competitors whose main business is selling retail long distance service to end users.

  Strategy

     The Company seeks to rapidly increase revenues from its switched long distance business through: (i) long-term arrangements with significant customers and customers the Company considers likely to grow quickly; (ii) providing a sophisticated automated software interface with its customers; (iii) offering pricing which is generally lower than that charged by AT&T and competitive with that of other long distance service providers; and (iv) acquisitions. The Company seeks to increase the profitability of its switched long distance services business by decreasing its average cost per MOU through efficiencies achieved with higher volumes and through reducing network costs through the Fiber Expansion. See "-- Business Strategy."

  Customers and Marketing

     The Company focuses its sales efforts on directly contacting large reseller customers with monthly volumes of at least $1 million and smaller, growing resellers with volumes between $50,000 and $250,000 per month that the Company expects to be reasonably likely to grow to the $1 million per month level. The Company's switched-products sales force at December 31, 1996 included 29 sales executives based at the Company's headquarters in Austin and at direct sales offices in Atlanta, Dallas, Denver and Los Angeles. Although sales of switched long distance services to end-user customers do not currently account for a significant portion of the Company's switched long distance business, the Company may, from time to time, consider acquiring other long distance resellers or end-user customer bases. Notwithstanding such potential acquisitions, however, the Company does not expect to change its strategic focus from its reseller customers. Instead, the Company intends to operate any such acquired companies separately from its reseller business so as to ensure its continued focus on reseller customers.

     Excel. Excel, the Company's largest customer of switched long distance services, is contractually obligated to utilize at least 70 million minutes of traffic per month. Excel's commitment continues through the earlier of the date on which Excel has routed 4.2 billion minutes over the Company's network or June 30, 2001. The minimum commitment is subject to reduction or termination: (i) if Excel installs its own switches and invites the Company to bid along with other carriers (to win such bids, the Company would have to be the lowest bidder) to provide Excel with the long-haul circuits utilized by such switches (even if this did occur, Excel would still have to meet the minimum commitment of 70 million minutes per month until June 30, 1998); or (ii) for breach of contract by the Company or for other reasons which the Company believes should be under its control. Although Excel's minimum commitment is 70 million minutes per month, its usage increased substantially above the minimum commitment by December 1996. The Company is Excel's main or sole supplier of 1 Plus Switched Service in over 50 LATAs. The Company believes that Excel will utilize the Company's 1 Plus Switched Service for most or all of Excel's growth in such LATAs.

     Customer Contracts. The Company's rates for switched long distance services generally vary with the duration of the call, the day and the time of day the call was made and whether the traffic is intrastate, interstate or international. The rates charged are not affected by which facilities are selected by the Company's switching centers for transmission of the call or by the distance of the call. Different rates are applied to combined origination and termination services than are applied to termination services. The agreements between the Company and its customers for switched long distance services generally provide for payment in arrears based on MOUs. The agreements generally also provide that the customer may terminate the affected service without penalty in the event of substantial and prolonged outages arising from causes within the Company's control, and for certain other defined causes. Generally, the agreements provide that the customer, in order to avoid being obligated to pay higher rates (or, in some cases, penalties), must utilize at least a minimum dollar amount (measured by dollars or MOUs) of switched long distance services per month for the term of the agreement.

     Customer Care. The Company believes that customer support will prove to be an important factor in attracting and retaining customers for its switched long distance services. Customer service for switched long distance services includes processing new accounts, responding to inquiries and disputes relating to billing, credit adjustments and cancellations and conducting technical repair and other support services. IXC Online is designed to allow each of the Company's carrier customers to: (i) download current call detail records for its end-users for billing purposes; (ii) arrange with the appropriate LEC to register the carrier as the designated long distance carrier for its new end users; and (iii) file trouble reports for resolution. The Company employed approximately 45 people in its switched long distance services customer service group as of December 31, 1996.

  Decreased Costs through Increased Volumes

     Large MOU volumes should enable the Company to spread its fixed costs over more MOUs and to more efficiently configure its network, reducing the cost per MOU. The Company seeks to efficiently configure the circuits available so that calls are completed on a cost-effective basis. The Company periodically analyzes calling patterns using mathematical formulas to determine the circuit capacity required to cost-effectively service the expected call volume. For example, if there is sufficient calling traffic available, the Company may upgrade transmission circuitry in an area from DS-1 to DS-3. A similar analysis will be made when deciding whether to install a new switch in a region.

  Services

     The Company markets a variety of switched long distance services, including operator services, directory assistance, international service and the following:

     1 Plus Switched Service. Provides end users with direct-dial service over the Company's digital network.

     1 Plus Dedicated Service. Provides direct-dial service over the Company's digital network for end users that have arranged to connect to the Company's nearest hub through a local loop. This service is less expensive than 1 Plus Switched Service because the access charges of the end-user's LEC are reduced.

     800/888 Switched Service. Provides customers with 800/888 service over the Company's digital network.

     800/888 Dedicated Service. Provides 800/888 service over the Company's digital network for end users that have arranged to connect to the Company's nearest hub through a local loop. This service is less expensive than 800/888 Switched Service because the access charges of the end-user's LEC are reduced.

     Calling Card Service. Provides telephone card service.

     Debit Card Service. Provides prepaid telephone card service.

     Switched Termination Service. Provides carrier customers having use of a switch in one area with termination services in other areas.

  Acquisitions

     The Company may from time to time acquire other businesses, assets, or securities of companies which will complement and expand the Company's existing business. The Company intends to use Common Stock as consideration for other acquisitions. See "Risk Factors -- Acquisition Risks."

  Competition

     The Company competes with numerous facilities-based interexchange carriers, some of which are substantially larger, have substantially greater financial, technical and marketing resources and utilize larger transmission systems than the Company. AT&T is the largest supplier of switched long distance services in the United States inter-LATA market. The Company also competes in selling switched long distance services with: (i) other facilities-based carriers, such as MCI, Sprint, WorldCom and certain regional carriers, and (ii) certain non-facilities-based carriers. Qwest has announced its intention to construct a coast-to-coast fiber optic network and Frontier has announced that it will pay $500 million for fibers in Qwest's network. Upon completion of segments of such network, Qwest and Frontier may also become competitors of the Company. As a result of the Telecommunications Act, the Company will also now face competition from the RBOCs, GTE and others such as electric utilities and cable television companies. The Company believes that the principal competitive factors affecting it are customer service (particularly with respect to speed in delivery of computer billing records and set-up of new end users with the LECS), ability of the network to complete calls with a minimum of network-caused busy signals, scope of services offered, price, reliability and transmission quality. The Company seeks to compete effectively with other interexchange carriers and resellers on the basis of these factors. The ability of the Company to compete effectively will depend upon its ability to maintain high-quality services at prices generally equal to or below those charged by its competitors. In the United States, price competition in the long distance business has been intensive over the last five years. The FCC has, on several occasions since 1984, approved or required price decreases by AT&T through the imposition of "price cap" regulations. However, the FCC recently classified AT&T as a "non-dominant interexchange carrier," with the effect that AT&T is no longer subject to price regulation of its long distance services. Since the Company believes that its customers generally price their service offerings at or below the prices charged by AT&T for its telecommunications services, reductions by AT&T in its rates may necessitate similar price decreases by the Company. See "Risk
Factors -- Competition."

     An alternative method of transmitting telecommunications traffic is through satellite transmission. Satellite transmission is superior to fiber optic transmission for distribution communications, for example, video broadcasting. Although satellite transmission is not preferred to fiber optic transmission for voice traffic in most parts of the United States because it exhibits a slight (approximately one-quarter-second) time delay, such delay is not important for many data-oriented uses. In the event the market for data transmission grows, the Company will compete with satellite carriers in such market.

REGULATION

     Certain subsidiaries of the Company operate as communications common carriers. These subsidiaries are subject to applicable FCC regulations under the Communications Act, some of which may be affected by the Telecommunications Act and regulations being promulgated thereunder. See "Risk Factors -- Recent Legislation and Regulatory Uncertainty." In addition, those subsidiaries which operate the Company's microwave network are subject to applicable FCC regulations for use of the radio frequencies. The FCC issues licenses to use certain radio frequency spectrum at transmitter site locations. Each license gives the Company the right to operate the microwave radio station for the term of the license. Currently, the Company holds licenses to operate the microwave sites in the Company's network. The licenses all expire in 2001. These licenses are renewable upon application containing a statement that they are used in compliance with the applicable FCC rules. The Company expects that the FCC will renew its licenses in due course. The Company is subject to regulation by the Federal Aviation Administration with respect to the construction of transmission towers and to certain local zoning regulation affecting construction of towers and other facilities.

     Recent court decisions (which were issued before the Telecommunications
Act) require the FCC to require carriers to file tariffs. However, the FCC currently does not actively exercise its authority to regulate such carriers' rates and services. Moreover, the Telecommunications Act gives the FCC authority to forebear from applying provisions of the Communications Act, including the requirement that carriers file tariffs. The FCC has recently issued an order implementing a mandatory detariffing policy that eliminates the tariff requirements for non-dominant interstate, interexchange carriers. A court challenge of the FCC's order is currently pending. The FCC will retain jurisdiction to act upon complaints against any common carrier for failure to comply with its statutory obligations as a common carrier.

     In addition, the FCC recently freed AT&T from price cap regulation. This FCC action may affect the Company, because it competes with AT&T. The FCC's current and future actions could result in decreases in the rates charged to end-user customers by AT&T and other competitors for their services. Thus, one effect of the FCC's action may be to further intensify price competition among long distance companies.

     The FCC regulates many of the rates, charges and services provided by the local exchange carriers. Such regulation can also affect the costs of business for the Company, its customers and its competitors, because carriers such as the Company must purchase local access services from LECs to originate and terminate calls. The FCC's current price cap regulation of the RBOCs and other LECs provides them with considerable flexibility in pricing their services. The pricing of transport services is under an interim rate structure which is a transitional step toward pro-competitive, cost-based transport rates. The FCC has commenced a proceeding to reform access charges and transport rate structure and pricing. As part of access charge reform, the FCC is considering whether to use: (i) a market-based approach, which would ultimately deregulate LEC interstate access services when such services are subject to substantial competition; or (ii) a prescriptive approach, under which the FCC would adopt rules to drive access rates to economically efficient levels. The outcome of the FCC proceeding is impossible to predict, but future changes with respect to access charges are likely.

     The Telecommunications Act, among other things, allows the RBOCs and others to enter the long distance business. Entry of the RBOCs or other entities such as electric utilities and cable television companies into the long distance business may have a negative impact on the Company or its customers. In addition, the Telecommunications Act provides that State proceedings may in certain instances determine access charge rates the Company and its customers are required to pay to the LECs. It is uncertain at this time what effect such proceedings may have on such rates. There can be no assurance that such rates will not be increased. Such increases could have a material adverse effect on the Company and its customers. See "Risk Factors -- Recent Legislation and Regulatory Uncertainty" and "Industry Overview."

     The ability of the Company to provide long distance services within any State is generally subject to regulation by a regulatory board in that State. As of December 31, 1996, the Company is operating in the 48 contiguous continental United States. The Company has obtained the requisite licenses and approvals in 46 of those States, and is being permitted to operate in the two remaining States while its applications are pending. The Company expects to obtain all such licenses and approvals by the end of 1997.

EMPLOYEES

     As of December 31, 1996, the Company employed 520 people, of whom 242 provided operational and technical services, 58 provided engineering services and the balance were engaged in administration and marketing. The Company's employees are not represented by any labor union. The Company considers its employee relations to be good and has not experienced any work stoppages.

PROPERTIES AND LEASES

     The principal properties owned by the Company consist of: (i) the Michigan, Texas and New York to Washington, D.C. fiber optic systems, consisting of the fiber optic cable and associated electronics and other equipment; (ii) the portion of the Fiber Expansion completed or under construction; and (iii) the coast-to-coast microwave system, consisting of microwave transmitters, receivers, towers and antennae, auxiliary power equipment, transportation equipment, equipment shelters and miscellaneous components. Generally, the Company's fiber optic system and microwave relay system components are standard commercial products available from a number of suppliers.

     The principal offices of the Company are located in approximately 44,000 square feet of space in Austin. The Company leases approximately 38,000 square feet of such space under an agreement which expires in December 1999, at a current annual base rental of approximately $707,000, and has an option to renew the lease for a five-year term at the then-prevailing market rate (but not less than the then-current rental rate) at the time of renewal, and leases approximately 6,000 square feet of such space under an agreement which expires in November 2000 at a current annual base rental of approximately $121,000. The Company has additional offices in two other locations in Austin, consisting of approximately 16,000 square feet and 57,000 square feet. The Company leases the space in the first location under an agreement which expires in the year 2000, at a current annual base rental of approximately $163,000, and subleases the space in the second location under an agreement which expires in 1997, at a current annual base rental of approximately $289,000.

The Company leases sites for its switches in or near Los Angeles, Dallas, Chicago, Atlanta, and Philadelphia under lease agreements that expire between 2000 and 2005. The total current rental commitments for the switch site leases are approximately $27,000 per month. The Company's five switches are leased under capital leases from DSC Finance Corporation over a term of five years.

LITIGATION

     The Company is involved in various legal proceedings, all of which have arisen in the ordinary course of business and some of which are covered by insurance. In the opinion of the Company's management, none of the claims relating to such proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

MEXICAN JOINT VENTURE

     The Company is indirectly participating in the development of a long distance network to engage in the telecommunications business in Mexico by Marca-Tel. The Company indirectly owns 24.5% of Marca-Tel through its ownership of 50% of Progress International which owns 49% of Marca-Tel. The remaining 51% of Marca-Tel is owned by a Mexican individual and Fomento Radio Beep, S.A. de C.V. The other 50% of Progress International is owned by Westel.

     Progress International is responsible for providing all the capital that may be required from Marca-Tel's stockholders in order to finance Marca-Tel. As of December 31, 1996, the Company and Westel jointly have contributed approximately $13.8 million to Progress International substantially all of which has been used to fund Marca-Tel. Although the Company cannot accurately predict the capital that will be required from Progress International to implement the Marca-Tel business plan, it estimates that an additional $45.0 million (and possibly significantly more) will be required by Marca-Tel from the stockholders of Progress International during 1997-1998. Progress International is considering selling equity interests in Progress International to one or more third parties who could assist Progress International with the funding of Marca-Tel. However, Progress International has not had any material discussions in this regard and there can be no assurance that any such funding will be available on satisfactory terms or at all. The Company is currently, and may remain, the primary source of funds available to Progress International for investment in Marca-Tel. Since the ownership interests of the Company and Westel in Progress International are to be proportional to their respective capital contributions, the Company's percentage ownership of Progress International, and therefore its indirect ownership interest in Marca-Tel, could increase if it makes additional capital contributions.

     Marca-Tel is deploying three switching centers and a fiber optic route linking Mexico's three major cities (Mexico City, Monterrey and Guadalajara), with interconnection to the Company's U.S. network at its border crossing at Reynosa/McAllen. Marca-Tel has entered into a turnkey contract with a major international supplier of telecommunications equipment for a portion of this build that provides for interim vendor financing for the equipment and fiber purchases as well as a portion of the civil construction work. The Company anticipates that Marca-Tel may be able to obtain additional funding through some combination of the following: (i) offerings of debt or equity securities; (ii) other incurrences of debt; (iii) joint venture arrangements with third parties; and (iv) additional vendor financing of equipment purchases. Initially, such sources of capital likely will not be adequate to meet the needs of Marca-Tel, and the Company anticipates that, until such sources are adequate to enable Marca-Tel to continue to pursue its business plan, it will be necessary for Progress International to fund the shortfall. The Company is not obligated to continue to fund Progress International; however, if Progress International does not fund Marca-Tel's needs, the Company's interest in Progress International, and thus its indirect interest in Marca-Tel, may be diluted or lost entirely. Although the indenture for the Senior Notes generally restricts the amount of funding the Company can provide Progress International, the indenture does allow the Company to use the $12.5 million proceeds of the GEPT Private Placement for Progress International (as of December 31, 1996 approximately $6.9 million of such proceeds remain to be used for this purpose). The indenture for the Senior Notes also allows the Company to fund Progress International with the proceeds of certain equity offerings or, under certain circumstances, with funds raised through debt incurrence or from working capital. No assurance can be given that adequate funding sources will be available from Progress International or from third parties to implement Marca-Tel's business plan or, if implemented, such business plan will be successful.

HISTORY

     IXC Communications, a holding company formed in July 1992, acquired a one-half interest in Electra Communications Corporation ("Electra"), the owner of a fiber optic network in Texas, for $9.0 million. IXC Communications became the sole owner of Electra in 1993 when stock held by the other stockholder was redeemed for $13.7 million. IXC Communications acquired I-Link, Inc., the owner of another fiber optic network in Texas, in 1994 in a stock-for-stock merger. At the same time, it also acquired IXC Carrier, Inc. in a stock-for-stock merger. IXC Carrier has certain subsidiaries that have been active in the communications business for over 25 years, initially serving as analog microwave carriers for television signals for cable operators in Ohio and Texas. Commencing in 1979, IXC Carrier, then a subsidiary of The Times Mirror Company ("Times Mirror"), entered into long-term circuit lease agreements with various carriers such as MCI in Texas and Sprint in the Ohio Valley and began the development of a coast-to-coast network through the acquisition, construction and leasing of microwave and fiber optic facilities.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of IXC Communications and their ages as of December 31, 1996 are as follows:

               NAME                  AGE                     POSITION
-----------------------------------  ---    -------------------------------------------
Ralph J. Swett.....................  62     Chairman, President, Chief Executive
                                            Officer and Director
Richard D. Irwin...................  61     Director
Wolfe H. Bragin....................  52     Director
Carl W. McKinzie...................  57     Director
Phillip L. Williams................  74     Director
Joe C. Culp........................  63     Director
Kenneth F. Hinther.................  53     Executive Vice President
John R. Fleming....................  42     Executive Vice President
John J. Willingham.................  39     Senior Vice President, Chief Financial
                                            Officer and Secretary
David J. Thomas....................  46     Executive Vice President
James F. Guthrie...................  52     Executive Vice President

     Each director holds office until his successor has been elected and qualified. Officers serve at the pleasure of the Board of Directors. The Company intends to nominate an additional director prior to the next annual meeting of stockholders.

     Mr. Swett has served as Chairman, Chief Executive Officer and President of IXC Communications since its formation in July 1992. Prior to that, Mr. Swett served as Chairman of the Board and Chief Executive Officer of Communications Transmission, Inc. ("CTI") from 1986 to 1992. From 1969 to 1986, Mr. Swett served in increasingly senior positions (Vice President, President and Chairman) of Times Mirror Cable Television ("TMCT"), a subsidiary of Times Mirror and a previous owner of IXC Carrier, and as a Vice President of Times Mirror from 1981 to 1986. Mr. Swett has served as Chairman of IXC Carrier since 1979, its Chief Executive Officer since 1986 and its President since 1991. Mr. Swett has managed communications businesses for the past 26 years.

     Mr. Irwin has served as a director of IXC Communications since its formation in July 1992. He has served as the President of Grumman Hill Company, L.L.C. or its predecessor ("Grumman Hill"), a merchant banking firm and the general partner of GHI, since 1985. Prior to the formation of Grumman Hill, Mr. Irwin was a Managing Director of Dillon, Read & Co. Inc., from 1983 to 1985. Prior to that, he served as Chief Executive Officer of Fotomat Corporation for 12 years. Mr. Irwin is also a member of the Board of Directors of PharmChem Laboratories, Inc. and was the Chairman of ALC from August 1988 through August 1995.

     Mr. Bragin has served as a director of IXC Communications since May 1993. Mr. Bragin has served since 1985 as Vice President of GEIC, a subsidiary of GE that acts as an investment advisor to GEPT. Prior to joining GEIC in 1984, Mr. Bragin served in numerous equipment leasing, investment and portfolio management positions for General Electric Credit Corporation, now known as General Electric Capital Corporation. Mr. Bragin is a member of the Board of Directors of a number of private companies.

     Mr. McKinzie has served as a director of IXC Communications since May 1993. Mr. McKinzie has been a principal of Riordan & McKinzie, a Professional Law Corporation ("Riordan & McKinzie"), since 1980.

     Mr. Williams was elected a director of IXC Communications in June 1996. Mr. Williams has been a private investor and business advisor since May 1993. Prior to that, Mr. Williams served as Vice Chairman of the Board of Times Mirror from 1987 to May 1993. Mr. Williams is a member of the Board of Directors of Tejon Ranch Company.

     Mr. Culp was elected a director of IXC Communications in June 1996. Mr. Culp has been President of Culp Communications Associates, a management and marketing consulting firm, since 1990. From 1989 to 1990 Mr. Culp served as Executive Vice President of CTI. Prior to that, Mr. Culp served as President and Chief Executive Officer of Lightnet, Inc. from 1988 to 1989 and as President of Rockwell International's Telecommunications Group from 1982 until 1988. Mr. Culp has over 40 years experience in the communications industry.

     Mr. Hinther has served as Executive Vice President of IXC Communications since March 1996 and as Senior Vice President of IXC Communications from July 1992 through March 1996. Prior to that, Mr. Hinther served as Senior Vice President -- Engineering and Operations of CTI from 1989 to July 1992 and as Vice President -- Network Operations of CTI from 1986 to 1989. Mr. Hinther served IXC Carrier as a Manager of Engineering from 1979 to 1982, and as Director of Business Development from 1982 to 1986, and as a Vice President since 1986. Mr. Hinther was Product Manager, Satellite Communications at Rockwell International prior to joining IXC Carrier. He has over 25 years of experience in the telecommunications industry.

     Mr. Fleming has served as Executive Vice President of IXC Communications since March 1996 and as Senior Vice President of IXC Communications from October 1994 through March 1996. He served as Vice President of Sales and Marketing of IXC Communications from its formation in July 1992 until October 1994. Prior to that, Mr. Fleming served as Director of Business Development and Director of Carrier Sales of CTI from 1986 to March 1990 and as Vice President -- Marketing and Sales of CTI from March 1990 to July 1992. Mr. Fleming was a Branch Manager for Satellite Business Systems from 1983 to 1986. Mr. Fleming has been employed with IXC Carrier since 1986 and a Vice President of IXC Carrier since 1990. Mr. Fleming has over 16 years experience in the telecommunications industry.

     Mr. Willingham has served as Vice President, Chief Financial Officer, and Secretary of IXC Communications since July 1992 and as Senior Vice President since October 1994. Mr. Willingham served as Vice President and Controller from September 1989 to June 1990 and as Vice President and Chief Financial Officer from June 1990 to July 1992 of CTI. Prior to joining CTI, Mr. Willingham was employed by Ernst & Young LLP for eight years as a certified public accountant. Mr. Willingham has been a Vice President of IXC Carrier since 1989 and Chief Financial Officer of IXC Carrier since 1990. Mr. Willingham has over 10 years experience in the telecommunications industry.

     Mr. Thomas has served as Executive Vice President of IXC Communications since March 1996 and as Senior Vice President of IXC Communications from August 1995 through March 1996. He was employed with ALC from 1983 to 1995, serving as Vice President from 1991 to 1995 and as Treasurer from 1989 to 1995. Mr. Thomas has over 14 years experience in the telecommunications industry.

     Mr. Guthrie has served as Executive Vice President of IXC Communications since March 1996 and as Senior Vice President, Strategic Planning of IXC Communications from December 1995 through March 1996. Prior to that, Mr. Guthrie served as Vice President and Chief Financial Officer of Times Mirror from 1993 to 1995 and as the Chief Financial Officer of TMCT from 1982 to 1993.

DIRECTOR COMPENSATION

     Non-employee directors currently receive annual compensation of $10,000 in cash and certain non-employee directors (Messrs. Bragin, Culp and Williams) receive a $20,000 annual contribution by the Company under the Phantom Stock Plan (described below) for service to the Company as members of the Board of Directors. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board. Mr. Culp was granted an option in connection with consulting services provided for the Company which is fully exercisable to purchase 60,622 shares of Common Stock at a purchase price of $3.01 per share. Mr. Swett receives no compensation for services rendered as a director. The Company adopted a Phantom Stock Plan in May 1996 for certain of its outside directors, pursuant to which $20,000 per director per year of their director's fees will be automatically deferred and treated as if it were invested in Common Stock. No stock will be actually purchased under the plan, and the participants will receive cash benefits equal to the value of the shares that they are deemed to have purchased under the plan, with such value to be determined on the date of distribution. The distribution of the benefits generally will occur three years after the deferral. The Phantom Stock Plan will be administered by Messrs. Swett, Irwin and McKinzie, none of whom are participants in the plan.

     Audit Committee. The Board of Directors established the Audit Committee in June 1996 to: (i) make recommendations concerning the engagement of independent public accountants; (ii) review with the independent public accountants the plans for, and scope of, the audit procedures to be utilized and results of the audit; (iii) approve the professional services provided by the independent public accountants; (iv) review the independence of the independent public accountants; and (v) review the adequacy and effectiveness of the Company's internal accounting controls. Mr. Williams, Mr. Culp and Mr. McKinzie are the members of the Audit Committee.

     Compensation Committee. The Board of Directors established the Compensation Committee in June of 1996 consisting of Mr. Irwin, Mr. Bragin and Mr. McKinzie, none of whom are employees of the Company. The Compensation Committee will determine the compensation for the Company's executive officers and administer the 1996 Stock Plan, the 1994 Stock Plan and the Special Stock Plan, except that all grants of stock-based awards are made by the entire Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to July of 1996, IXC Communications did not have a compensation committee or any other committee of the Board of Directors performing equivalent functions. All decisions regarding executive compensation were made by the Board of Directors of IXC Communications prior to the establishment of the Compensation Committee, none of whom, other than Mr. Swett, was an executive officer of IXC Communications. Decisions with respect to Mr. Swett's compensation were approved by all members of the Board other than Mr. Swett. The Company's Compensation Committee, which was established in June of 1996, consists of Messrs. Irwin, Bragin and McKinzie, neither of which was at any time during fiscal 1996 or at any other time an officer or employee of the Company. There are no compensation committee interlocks between the Company and other entities involving the Company's executive officers and Board members who serve as executive officers or Board members of such other entities.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by or paid to the Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer (the "Named Executive Officers") for their services to the Company for the years ended December 31, 1995 and December 31, 1996.

                                                            ANNUAL COMPENSATION
                                           ------------------------------------------------------
                                                                     OTHER ANNUAL     ALL OTHER
                                                                     COMPENSATION    COMPENSATION
    NAME AND PRINCIPAL POSITION   YEAR      SALARY        BONUS          $(1)            $(2)
    ----------------------------  ----     --------      --------    ------------    ------------
    Ralph J. Swett                1996     $299,712      $175,000      $ 10,000        $  8,286(3)
      Chairman, President and     1995     $285,000            --        10,000         883,813(3)
      Chief Executive Officer
    Kenneth F. Hinther            1996      165,519       100,000         7,500              --
      Executive Vice President    1995      212,083(4)         --         7,500         444,739(5)
    John R. Fleming               1996      165,519       100,000         7,500              --
      Executive Vice President    1995      212,083(4)         --         7,500         444,739(5)
    John J. Willingham            1996      143,519       100,000         7,500              --
      Senior Vice President and   1995      183,417(6)         --         7,500         442,871(5)
      Chief Financial Officer
    James F. Guthrie              1996      200,000            --         8,000          17,842
      Executive Vice President    1995           --            --            --              --

---------------

(1) These amounts represent automobile allowances paid to the Named Executive Officers in 1996 and 1995.

(2) Includes payments in 1995 of $862,027 (with respect to Mr. Swett) and $431,014 (with respect to each of Mr. Hinther, Mr. Fleming and Mr. Willingham) made in connection with a prior incentive arrangement. The incentive payments were earned in 1993 but did not become payable until 1995.

(3) Includes an employer contribution of $13,500 under the 401(k) Plan (as defined herein) in 1995 and payments of $8,286 for term life insurance premiums in 1995 and 1996.

(4) Represents $153,750 in salary and an additional amount of $58,333 in compensation earned and deferred in prior years but paid in 1995.

(5) Includes employer contributions of $13,725 for Mr. Hinther and Mr. Fleming and $11,858 for Mr. Willingham under the 401(k) Plan in 1995.

(6) Represents $131,750 in salary and an additional amount of $51,667 in compensation earned and deferred in prior years but paid in 1995.

EMPLOYMENT AGREEMENTS

     Mr. Guthrie entered into an employment agreement with IXC Communications in December 1995 for a term of three years pursuant to which Mr. Guthrie is entitled to an annual base salary of $200,000, subject to adjustment in accordance with IXC Communications' policies and procedures, and an annual bonus of up to $75,000 if approved by the Board of Directors.

STOCK OPTIONS

     The following table sets forth information concerning each grant of stock options made during 1996 to each of the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                            INDIVIDUAL GRANTS
                           ---------------------------------------------------      POTENTIAL REALIZABLE
                                         PERCENT OF                               VALUE AT ASSUMED ANNUAL
                           NUMBER OF       TOTAL                                    RATES OF STOCK PRICE
                             SHARES       OPTIONS                                 APPRECIATION FOR OPTION
                           UNDERLYING    GRANTED TO    EXERCISE                           TERM(1)
                            OPTIONS      EMPLOYEES     PRICE PER    EXPIRATION    ------------------------
          NAME              GRANTED      IN PERIOD       SHARE         DATE           5%           10%
-------------------------  ----------    ----------    ---------    ----------    ----------    ----------
Ralph J. Swett...........          --                        --                           --            --
Kenneth F. Hinther.......          --                        --                           --            --
John R. Fleming..........          --                        --                           --            --
John J. Willingham.......          --                        --                           --            --
James F. Guthrie(2)......   242,490(3)       21.4%      $  3.01        1/08/06    $  459,027    $1,163,265
                            100,000(4)        8.8%      $ 22.25       10/28/06    $1,399,291    $3,546,077

---------------

(1) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option.

(2) All of Mr. Guthrie's options become immediately exercisable upon the sale of substantially all of the Company's assets, a successful tender offer for greater than fifty percent (50%) of the outstanding capital stock of the Company or a merger or consolidation in which the stockholders of the Company immediately preceding such merger or consolidation will not hold a majority of the outstanding capital stock of the surviving corporation immediately after such merger or consolidation.

(3) The options become exercisable in three equal installments beginning on January 19, 1997 and continuing on the two successive annual anniversary dates thereafter.

(4) The options become exercisable in four equal installments beginning on October 29, 1997 and continuing on the three successive annual anniversary dates thereafter.

     The following table sets forth the number and value as of December 31, 1996 of shares underlying unexercised options held by each of the Named Executive Officers.

                         FISCAL YEAR-END OPTION VALUES

                                          NUMBER OF SHARES UNDERLYING          VALUE OF UNEXERCISED
                                           UNEXERCISED OPTIONS AS OF        IN-THE-MONEY OPTIONS AS OF
                                               DECEMBER 31, 1996               DECEMBER 31, 1996(1)
                                         -----------------------------     -----------------------------
                   NAME                  EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
    -----------------------------------  -----------     -------------     -----------     -------------
    Ralph J. Swett.....................      --                  --            --                    --
    Kenneth F. Hinther.................      --                  --            --                    --
    John R. Fleming....................      --                  --            --                    --
    John J. Willingham.................      --                  --            --                    --
    James F. Guthrie...................       0             342,490             0           $ 7,576,673

---------------

(1) Based on the fair market value (the closing price for the Company's Common Stock as reported on the Nasdaq National Market as of December 31, 1996, ($30.75 per share)), less the exercise price payable upon exercise of such options.

1996 STOCK PLAN

     In May 1996, IXC Communications adopted the IXC Communications, Inc. 1996 Stock Plan (the "1996 Stock Plan"), a stock incentive plan covering 2,121,787 shares of Common Stock of IXC Communications that may be awarded in order to attract, retain and reward employees, directors and other persons providing services to the Company. The Compensation Committee administers the 1996 Stock Plan, except that all grants of stock-based awards are made by the entire Board of Directors. Any employee, director or other person providing services to the Company is eligible to receive awards under the 1996 Stock Plan, at the discretion of the Board of Directors. Awards available under the 1996 Stock Plan include Common Stock options with exercise prices at least equal to the fair market value of the Common Stock on the date of grant. Mr. Guthrie was the only Named Executive Officer granted options to acquire stock of IXC Communications in 1996.

1994 STOCK PLAN

     In November 1994, IXC Communications adopted a stock incentive plan (the "1994 Stock Plan") covering 1,212,450 shares of Common Stock of IXC Communications to attract, retain and reward employees, directors and other persons providing services to the Company. The Compensation Committee administers the 1994 Stock Plan, except that all grants of stock-based awards are made by the entire Board of Directors. Any employee, director or other person providing services to the Company is eligible to receive awards under the 1994 Stock Plan, at the Board's discretion. Awards available under the 1994 Stock Plan include Common Stock purchase options and restricted Common Stock. Mr. Culp is the only director who holds options to acquire stock. No options were granted in 1996 to Named Executive Officers under the 1994 Stock Plan.

SPECIAL STOCK PLAN

     In October 1996, IXC Communications adopted a stock incentive plan (the "Special Stock Plan") covering 67,900 shares of Common Stock of IXC Communications to induce certain individuals to become employed with the Company and/or its subsidiaries. The Compensation Committee administers the Special Stock Plan. Any employee, director or other person providing services to the Company is eligible to receive awards under the Special Stock Plan, at the Board's discretion. Awards available under the Special Stock Plan include Common Stock purchase options and restricted Common Stock. All available options to acquire stock under the Special Stock Plan were granted in 1996, none of which were granted to a Named Executive Officer of the Company.

401(K) PLAN

     The IXC Carrier, Inc. 401(k) and Pension Plan and Trust (the "401(k) Plan") is a tax-qualified retirement plan. In general, all employees of IXC Carrier (substantially all the employees of the Company) who have attained age 18 and completed one year of service are eligible to participate in the 401(k) Plan. Participants may make pre-tax contributions to the 401(k) Plan, in an amount currently not to exceed $9,500 per year. IXC Carrier may elect to make matching contributions each year, which are allocated among participants depending on the amount that they contribute to the 401(k) Plan. IXC Carrier may also elect to make profit-sharing contributions to the 401(k) Plan, which are allocated among participants as a percentage of compensation.

INDEMNIFICATION AND EXCULPATION ARRANGEMENTS

     The Restated Certificate of Incorporation of IXC Communications limits the liability of directors to IXC Communications or its stockholders to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"). Accordingly, pursuant to the provisions of the DGCL presently in effect, directors of IXC Communications will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the bylaws of IXC Communications require IXC Communications to indemnify its directors and officers to the fullest extent permitted by the laws of the State of Delaware.

                              CERTAIN TRANSACTIONS

     Prior to the sale of the Senior Notes: (i) GHI, a partnership whose general partner is Grumman Hill, a limited liability company of which Mr. Irwin is a member, and GEPT each held 598 shares of IXC Communications' 10% Senior Series 1 Cumulative Redeemable Preferred Stock ("Series 1 Preferred Stock"); (ii) Messrs. Swett, Williams, Hinther and Fleming owned 78, 60, 13 and 13 shares of Series 1 Preferred Stock, respectively; and (iii) Mr. McKinzie, a director of IXC Communications and a principal of Riordan & McKinzie, the law firm that will pass upon the validity of the issuance of the Common Stock in this Offering, owned 100 shares of Series 1 Preferred Stock. The Series 1 Preferred Stock was redeemed with a portion of the proceeds of the sale of the Senior Notes at a price equal to the amount paid for such stock plus accrued but unpaid dividends at 10% per annum. The approximate amounts received by such persons with respect to such redemption were: (i) GHI, $813,544; (ii) GEPT, $813,544; (iii) Mr. Swett, $106,114; (iv) Mr. Williams, $76,229; (v) Mr. Hinther, $17,686; (vi) Mr.
Fleming, $17,686; and (vii) Mr. McKinzie, $120,554.

     Prior to the sale of the Senior Notes, GHI and GEPT held shares of preferred stock of a subsidiary of IXC Communications. Such preferred stock was redeemed with a portion of the proceeds of the sale of the Senior Notes at a price equal to the amount paid for such stock plus accrued but unpaid dividends at 10% per annum. The approximate amounts received by such persons with respect to such redemption were: (i) GHI, $905,934; and (ii) GEPT, $897,115.

     Certain debentures of IXC Communications and one of its subsidiaries also were redeemed at the original purchase price plus accrued but unpaid interest with a portion of the proceeds of the sale of the Senior Notes. The approximate amounts received by the following persons with respect to such redemption were:
(i) GEPT, $6,760,602; (ii) GHI, $6,788,635; (iii) Mr. Swett, $301,400; (iv) Mr.
Hinther, $50,233; and (v) Mr. Fleming, $50,233.

     In 1994, IXC Communications and ALC (which has since been acquired by Frontier) formed a corporation to acquire all of the equity interests in MSM for an aggregate purchase price of $1,500,000 from a wholly owned subsidiary of General Electric Credit Corporation, an affiliate of GEIC. In addition, in 1995, IXC Communications entered into a ten-year agreement with GE Capital Communication, an affiliate of GEIC, to supply it with switched products to be resold by GE Capital Communication. Mr. Bragin, a director of IXC Communications, is Vice President of GEIC, which is the investment advisor to GEPT. "See Business -- Switched Long Distance Services."

     Prior to the sale of the Senior Notes, a subsidiary of IXC Communications was indebted to GEPT under the terms of a note agreement (the "GEPT Note Agreement"). Certain stockholders of IXC Communications, including Messrs. Swett, Hinther, Fleming, Williams, Willingham and Irwin and GHI, had pledged their stock and debentures of IXC Communications (and, in the case of GHI, its stock and debentures of a subsidiary of IXC Communications) as security for such indebtedness. Such indebtedness, in the approximate principal amount of $5,571,348, was repaid with a portion of the proceeds of the sale of the Senior Notes and such pledges were released.

     Mr. Swett, Mr. Hinther, Mr. Fleming, GEPT and GHI purchased Senior Notes in the amounts of $250,000, $50,000, $50,000, $20,000,000 and $5,000,000,
respectively, on October 5, 1995.

     For the years ended December 31, 1994, 1995 and 1996, the law firm of Riordan & McKinzie, of which Mr. McKinzie, a director and stockholder of IXC Communications, is a principal, provided certain legal services to IXC Communications in the amount of approximately $1.4 million, $2.6 million and $3.1 million, respectively.

     Grumman Hill, a corporation whose president is Mr. Irwin, receives an annual fee of $100,000 from the Company for performing certain advisory services with respect to the management, operation and business development activities of IXC Communications.

     Culp Communications Associates, of which Mr. Culp is President, received approximately $8,000, $106,000 and $67,600 in connection with Mr. Culp's consulting services provided to the Company in 1994, 1995 and 1996, respectively. Mr. Culp is continuing to provide such consulting services to the Company in 1997.

     Mr. Williams received fees for serving as an advisor to the Company's Board of Directors of $12,500 in 1994 and 1995 and $14,375 in 1996.

     Mr. Thomas entered into an employment agreement with IXC Communications in August 1995 for a term of three years pursuant to which Mr. Thomas is entitled to an annual base salary of $160,000, subject to adjustment in accordance with IXC Communications' policies and procedures, and an annual bonus of up to $75,000 if approved by the Board of Directors. Mr. Thomas was granted stock options on August 28, 1995 for 243,353 shares of Common Stock at a price of $3.01 per share vesting over a three-year period which, subject to certain conditions, vest immediately upon a change of control of IXC Communications as set forth in his employment agreement and stock option agreement. Additionally, Mr. Thomas receives an annual automobile allowance of $8,000 and is entitled to receive reimbursement of certain relocation costs.

     In order to reduce the dilution of GEPT's stock ownership caused by the IPO, GEPT acquired 840,053 shares of Common Stock from the Company at a per share price of $14.88 (the price paid by the underwriters in the IPO, that is, the public offering price per share less underwriters' discounts and commissions) for an aggregate purchase price of $12.5 million in the GEPT Private Placement simultaneously with the closing of the IPO. Although GEPT received Common Stock which was not registered under the Securities Act, it received registration rights with respect to such stock and all other Company Common Stock it owns, of which its demand registration rights are not exercisable until March 1, 1997. See "Description of Capital
Stock -- Registration Rights." The Company is able to use the $12.5 million proceeds, if it so elects, to pursue the Marca-Tel opportunity in Mexico. See "Business -- Mexican Joint Venture."

     In connection with the IPO and the GEPT Private Placement, GEPT, GHI and Messrs. Irwin, Swett, Hinther, Fleming, Willingham, McKinzie and Williams have entered into an agreement with IXC Communications pursuant to which they were granted registration rights, of which its demand registration rights are not exercisable until March 1, 1997 with respect to shares of IXC Communications Common Stock held by them. See "Description of Capital Stock -- Registration Rights."

     Pursuant to the terms of a letter agreement dated August 22, 1996 among IXC Communications, GEPT and Messrs. Swett, Hinther and Fleming, each of GEPT and Messrs. Swett, Hinther and Fleming (the "Affiliate Senior Note Holders") waived the right to require the Company to file a shelf registration statement for the Senior Notes held by the Affiliate Senior Note Holders on or prior to August 30, 1996 in exchange for the Company granting the Affiliate Senior Note Holders of at least 70% of the then remaining transfer restricted Senior Notes the right to require the Company to file a shelf registration statement as long as such Affiliate Senior Note Holders hold transfer-restricted Senior Notes.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information as of December 31, 1996 regarding the beneficial ownership of: (i) each class of IXC Communications' voting securities by each person who is known by IXC Communications to be the beneficial owner of more than 5% of any class of IXC Communications' voting securities, and (ii) each class of equity securities of IXC Communications by
(a) each director of IXC Communications, (b) each person who has granted the Underwriters an option to purchase shares of Common Stock held by such person if the Underwriters' over-allotment option is exercised (a "Selling Stockholder"),
(c) each of IXC Communications' Named Executive Officers (as defined under the heading "Management -- Executive Compensation"), and (d) all directors and executive officers of IXC Communications as a group. The table also gives effect to this Offering and assumes that no other person or entity listed in the table purchases shares of Common Stock in this Offering.

                                                                                                         NUMBER OF
                                                                                                         SHARES OF
                                                                                                          COMMON
                                      SERIES 3                   SHARES OF     PERCENT OF   PERCENT OF     STOCK
                                     PREFERRED     PERCENT OF      COMMON        COMMON       COMMON      SUBJECT     PERCENT IF
                                       STOCK        SERIES 3       STOCK         STOCK        STOCK      TO OVER-       OVER-
         NAME AND ADDRESS           BENEFICIALLY   PREFERRED    BENEFICIALLY     BEFORE       AFTER      ALLOTMENT    ALLOTMENT
        OF BENEFICIAL OWNER           OWNED(1)       STOCK        OWNED(2)      OFFERING    OFFERING(3)   OPTION     EXERCISED(4)
----------------------------------- ------------   ----------   ------------   ----------   ----------   ---------   ------------
Ralph J. Swett(5)(6)...............      25.00          *         3,037,061        9.9%         9.3%       75,000         9.0%
Kenneth F. Hinther(5)(7)...........         --          --        1,353,738        4.4          4.1        75,000         3.9
John R. Fleming(5).................         --          --        1,353,739        4.4          4.1        75,000         3.9
John J. Willingham(5)(7)...........         --          --        1,272,568        4.1          3.9        75,000         3.7
James F. Guthrie(5)(9).............         *                        80,830         *                          --          *
David J. Thomas (5)(10)............         --          --           81,118         *                          --          *
Richard D. Irwin(11)...............     995.58         7.9%       8,740,850       28.4         26.7            --        26.7
Carl W. McKinzie(12)...............         --          --          231,917         *            *             --          *
  300 S. Grand Avenue, 29th Floor,
  Los Angeles, CA 90071
Wolfe H. Bragin....................         --          --            2,000         *            *             --          *
Phillip L. Williams(13)............         --          --          144,150         *            *             --          *
  633 West Fifth Street, Suite
    4000,
  Los Angeles, CA 90071-2007
Joe C. Culp(14)....................                     --           60,622         *            *             --          *
  #5 Hedge Lane,
  Austin, TX 78746
Grumman Hill Investments,
  L.P.(15).........................                     --        6,636,990       21.6         20.2            --        20.2
  191 Elm Street,
  New Canaan, CT 06840
Grumman Hill Associates, Inc.......     915.42         7.3               --         --           --            --          --
  191 Elm Street,
  New Canaan, CT 06840
Trustees of General Electric
  Pension Trust....................   6,725.00        53.6        8,289,258       26.9         25.3            --        25.3
  3003 Summer Street,
  Stamford, CT 06905
All directors and executive
  officers of IXC Communications as
  a group (11 persons).............   1,020.58         8.1       16,189,645       52.2         49.0            --        49.0

---------------

  *  Less than 1%

 (1) The shares of Series 3 Preferred Stock vote together with the shares of Common Stock as a class, except where otherwise required by law, and have the right to elect one member of the Board of Directors. See "Description of Capital Stock -- Preferred Stock."

 (2) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of common stock relating to options currently exercisable or exercisable within 60 days of December 31, 1996, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

 (3) Assumes no exercise of the Underwriters' over-allotment option.

 (4) Assumes that the Underwriters' over-allotment option is exercised in full.

 (5) The address of such persons is c/o IXC Communications, Inc. 5000 Plaza on the Lake, Suite 200, Austin, Texas 78746.

 (6) Includes 484,980 shares held by Ralph J. Swett, Trustee of the EMS 1994 Trust and 484,980 shares held by Ralph J. Swett, Trustee of the RJS 1994 Trust.

 (7) Includes 181,867 shares held by Kenneth F. Hinther, Trustee of LISA's 1994 Trust, 181,867 shares held by Lisa Hinther, Trustee of KEN's 1994 Trust and 121,245 shares held by Craig A. Hinther, Trustee for the Kenneth A. Hinther 1996 Trust.

 (8) Includes 121,915 shares held by John McC. Witherspoon, Trustee of trust for the benefit of Jonica Lynn Willingham and 121,915 shares held by John McC. Witherspoon, Trustee of trust for the benefit of Russell Dennis Willingham.

 (9) Represents shares issuable with respect to the exercise of options. See "Management -- Option Grants in Last Fiscal Year."

(10) Represents shares issuable with respect to the exercise of options. See "Certain Transactions."

(11) Includes 1,628,216 shares held by The Irwin Family Limited Partnership dated January 4, 1995 and 341,341 shares held by The Irwin Family Limited Partnership #2. Also includes 21.16 shares of Series 3 Preferred Stock held by Richard D. Irwin Revocable Living Trust dated January 4, 1995, 915.42 shares of Series 3 Preferred Stock held by Grumman Hill and 6,636,990 shares of Common Stock held by GHI. Mr. Irwin is President of Grumman Hill, and Mr. Irwin may be deemed a beneficial owner of the shares owned by such entity.

(12) Such shares are held by Trust for the Riordan & McKinzie Profit Sharing and Savings Plan for the benefit of Carl W. McKinzie.

(13) Such shares are held by Phillip L. Williams, as Trustee of the Phillip and Jane Williams Living Trust, UDT August 20, 1985.

(14) Represents shares issuable with respect to the exercise of options. See "Management -- Director Compensation."

(15) The sole general partner of Grumman Hill Investments, L.P. is Grumman Hill Company, L.L.C., a Delaware limited liability company, of which Mr. Irwin, a director of the Company, is the general manager and a beneficial owner of a membership interest. Mr. Irwin may be deemed to have voting and investment power with respect to the shares held of record by Grumman Hill Investments, L.P.

     Pursuant to the Underwriting Agreement, the Underwriters have agreed to purchase shares of Common Stock from the Selling Stockholders, if and to the extent the Underwriters' over-allotment option is exercised.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 3,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). The following summary of certain provisions of the Common Stock and the Preferred Stock of IXC Communications does not purport to be complete and is subject to, and qualified in its entirety by, the Restated Certificate of Incorporation and Bylaws of IXC Communications, as amended, which have been filed as Exhibits to the Registration Statement of which this Prospectus is a part, and the provisions of applicable law.

COMMON STOCK

     As of December 31, 1996, there were 30,795,014 outstanding shares of Common Stock held by 83 holders of record. Each holder of Common Stock or Series 3 Preferred Stock (described below) is entitled to one vote per share on all matters to be voted on by the stockholders, voting together as a single class. Subject to the rights of the holders of the Preferred Stock, each holder of Common Stock is entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of IXC Communications, the holders of the Common Stock are entitled to share ratably in all assets, if any, remaining, after payment of liabilities, subject to the prior liquidation rights of holders of the Preferred Stock described below. The Common Stock has no preemptive or other similar rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued and delivered, validly issued, fully paid and non-assessable.

PREFERRED STOCK

     IXC Communications has designated 2,000 shares of Preferred Stock as Series 1 Preferred Stock and 12,550 shares of Preferred Stock as Series 3 Preferred Stock. All of the 12,550 shares of Series 3 Preferred Stock are issued and outstanding, all of the previously outstanding shares of Series 1 Preferred Stock have been redeemed and no other shares of Preferred Stock are outstanding. The shares of Series 3 Preferred Stock were purchased upon the formation of IXC Communications at a purchase price of $1.00 per share. The holders of Preferred Stock, subject to the terms of the Restated Certificate of Incorporation, are entitled to receive a liquidation preference of $1,000 per share, plus an amount equal to all accrued and unpaid dividends and IXC Communications may voluntarily redeem the Preferred Stock for $1,000 per share, plus an amount equal to all accrued and unpaid dividends. In addition, the holders of Preferred Stock are entitled to receive annual dividends, subject to the limitations of the Restated Certificate of Incorporation and in the indenture relating to the Senior Notes, in an amount equal to $100 per share, plus an amount determined by applying a 10% annual rate compounded annually, to any accrued but unpaid dividend amount from the last day of the period when such dividend accrues to the actual date of payment. Cumulative dividends, including accrued but unpaid interest, with respect to the Series 3 Preferred Stock, as of December 31, 1996 were approximately $6.5 million. The holders of the Series 3 Preferred Stock have the right to elect one member of the Board of Directors.

     The Board of Directors of IXC Communications has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, terms of redemption, redemption prices, liquidation preferences, voting rights and the number of shares consisting of any series or the designation of such series without further vote or action by the stockholders. The issuance of Preferred Stock (or the ability of the Board of Directors to issue Preferred Stock) may have the effect of delaying, deferring or preventing a change in control of IXC Communications without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting or conversion rights may adversely affect the voting power of the holders of Common Stock. IXC Communications has no present intention to issue additional shares of Preferred Stock.

REGISTRATION RIGHTS

     In June 1996, IXC Communications granted certain registration rights to GEPT, GHI and Messrs. Irwin, Swett, Hinther, Fleming, Willingham, McKinzie and Williams, in consideration of the GEPT Private Placement and the lock-up arrangements each of the parties entered into in connection with the IPO. Such registration rights cover all the shares of Common Stock of IXC Communications held by such persons and the demand registration rights are effective from March 1, 1997 through April 30, 2000. Subject to certain exceptions, whenever IXC Communications registers any of its Common Stock under the Securities Act during the period the agreement is effective, whether or not for sale for its own account, the holders of such registration rights are entitled to written notice of the registration and are entitled to include (at IXC Communications' expense) such Common Stock in such registration. GEPT also has the right, subject to certain limitations, to require IXC Communications to use its best efforts to file registration statements under the Securities Act covering Common Stock held by GEPT. All fees, costs and expenses of such registrations (other than underwriting discounts and commissions) will be borne by IXC Communications.

     In August 1992, Telecom Services Group, Inc., a predecessor-in-interest to IXC Communications ("TSGI"), granted certain registration rights under the Securities Act to 20 former stockholders of TSGI with respect to certain shares of Common Stock of the Company held by them (the "Registrable Securities"). Subject to certain limitations, if IXC Communications registers any of its securities under the Securities Act, whether or not for sale for its own account, the holders of such registration rights are entitled to written notice of the registration and are entitled to include (at IXC Communications' expense) such Registrable Securities in such registration. Such registration rights were amended in connection with the IPO to delay their effectiveness until March 1, 1997. The holders of at least 25% of the Registrable Securities also have the right to require IXC Communications, at any time after 180 days following the effective date of IXC Communications' last registration, to file a registration statement under the Securities Act with respect to such Registrable Securities and IXC Communications is required to use its best efforts to effect such registration, subject to certain conditions and limitations; provided, however, that no registration rights are exercisable prior to March 1, 1997. All fees, costs and expenses of such registrations (other than underwriting discounts, commissions and transfer taxes) will be borne by IXC Communications.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CHARTER, THE BYLAWS AND THE INDENTURE

     The Bylaws of IXC Communications provide that stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 50% of IXC Communications' outstanding capital stock entitled to vote. In addition, in the event of a Change of Control (as such term is defined in the indenture for the Senior Notes), holders of the Senior Notes will have the right to require IXC Communications to purchase their Senior Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages (as such term is defined in the indenture for the Senior Notes), if any, to the date of purchase. These provisions, as well as the authorized and unissued preferred stock described above, could discourage potential acquisition proposals and could delay or prevent a change in control or management of IXC Communications.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     IXC Communications is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in certain "business combinations" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless the transaction is approved in a prescribed manner. The business combinations to which Section 203 applies include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholders. In general, Section 203 defines an "interested stockholder" as a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the outstanding voting stock of the corporation.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation.

LISTING

     The Common Stock is listed on the Nasdaq National Market under the symbol "IIXC."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering IXC Communications will have a total of 32,798,045 shares of Common Stock outstanding. Of these shares, the 2,000,000 shares of Common Stock will be freely tradeable without restriction or registration under the Securities Act if held by persons other than "affiliates" of the Company, as defined under the Securities Act. 25,175,308 of these shares of Common Stock outstanding (including the 840,053 shares issued in the GEPT Private Placement) are "restricted securities" as that term is defined by Rule 144 promulgated under the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) which has beneficially owned restricted securities for at least two years, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding (approximately 328,000 shares upon completion of this Offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. An affiliate of IXC Communications may sell securities that are not restricted without regard to the period of beneficial ownership but subject to the volume restrictions described above. Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements, and to the availability of current public information about IXC Communications. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

     Under Rule 144 (and subject to the conditions thereof), substantially all of the 24,335,255 restricted shares, excluding 840,053 shares of Common Stock issued in the GEPT Private Placement, are eligible for sale. However, of such shares, plus the 840,053 shares issued in the GEPT Private Placement, are subject to lock-up restrictions. Pursuant to these lock-up restrictions, certain of IXC Communications' current stockholders, including its executive officers and directors, have agreed that, subject to certain exceptions, they will not, directly or indirectly, sell, offer or sell any shares of Common Stock (other than 134,303 shares of Common Stock which are subject to options held by third parties) without the prior written consent of Morgan Stanley & Co.
Incorporated, on behalf of the Underwriters, for a period of   days from the
date of this Prospectus. See "Underwriters." Certain of the Company's existing stockholders have registration rights with respect to their Common Stock. See "Description of Capital Stock -- Registration Rights."

     In addition, the Commission has published a notice of proposed rule making which, if adopted as proposed, would shorten the applicable holding periods under Rule 144(d) and Rule 144(k) to one and two years, respectively (from the current periods of two and three years). IXC Communications cannot predict whether such amendments will be adopted or the effect thereof on the trading market for its Common Stock.

     The preceding description does not include shares of Common Stock acquired upon exercise of options under the 1994 Stock Plan, the 1996 Stock Plan or the Special Stock Plan. IXC Communications has registered under the Securities Act 1,212,450, 2,121,787 and 67,900 shares of Common Stock for issuance pursuant to the 1994 Stock Plan, the 1996 Stock Plan and the Special Stock Plan, respectively.

     No prediction can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair IXC Communications' future ability to raise capital through an offering of its equity securities.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     On October 5, 1995, IXC Communications issued and sold its Senior Notes in the aggregate principal amount of $285.0 million to a group of institutional and accredited investors. Of the approximately $268.8 million net proceeds of such sale, IXC Communications placed $200.0 million into an escrow account to be used for the Fiber Expansion, debt service of the Senior Notes and other capital expenditures. The escrow agreement is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. As of December 31, 1996, approximately $51.3 million remained in such escrow account. On August 2, 1996, IXC Communications consummated its offer to exchange its 12.5% Series A Senior Notes due 2005 for 12.5% Series B Senior Notes due 2005 registered under the Securities Act as required by a registration rights agreement among IXC Communications and the initial purchasers named therein. The indenture for the Senior Notes contains certain covenants that, among other things, limit the ability of IXC Communications and certain of its subsidiaries (the "Restricted Subsidiaries") to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase Equity Interests (as defined in the indenture for the Senior Notes) or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets of IXC Communications or its Restricted Subsidiaries, issue or sell Equity Interests of IXC Communications' Restricted Subsidiaries or enter into certain mergers and consolidations. In addition, under certain limited circumstances, IXC Communications will be required to offer to purchase Senior Notes at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, Additional Payments and Liquidated Damages, if any, to the date of purchase, with the excess proceeds of certain Asset Sales (as defined in the indenture for the Senior Notes). In the event of a Change of Control, holders of the Senior Notes will have the right to require IXC Communications to purchase their Senior Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. The indenture relating to the Senior Notes is an exhibit to the Registration Statement of which this Prospectus is a part.

     In addition, the Company may seek to obtain a revolving credit facility under which it will be able to borrow up to a certain percentage of the amount of qualifying accounts receivable of its subsidiaries. The indenture for the Senior Notes limits the Company from borrowing under such facility in excess of 85% of the amount of such qualifying accounts receivable. The Company anticipates that its obligations under such revolving credit facility, if it is obtained, will be secured by intercompany notes from the subsidiaries owning the accounts receivable, which notes will in turn be secured by such accounts receivable. As of December 31, 1996, the Company's accounts receivable (net of allowance for doubtful accounts) were approximately $43.4 million.

                                  UNDERWRITERS

     Under the terms and subject to the conditions of the Underwriting Agreement dated the date hereof (the "Underwriting Agreement") the Underwriters named below have severally agreed to purchase, and IXC Communications has agreed to sell to them severally, the respective number of shares of Common Stock set forth opposite the names of each Underwriter below.

                                 UNDERWRITER                               NUMBER OF SHARES
    ---------------------------------------------------------------------  ----------------
    Morgan Stanley & Co. Incorporated....................................
    Credit Suisse First Boston Corporation...............................
    Dillon, Read & Co. Inc...............................................
                                                                             -----------
              Total......................................................      2,000,000
                                                                             ===========

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer the shares of Common Stock directly to the public at the Price to Public set forth on the cover page of this Prospectus and part to certain dealers at a price that represents a
concession of not in excess of $     per share under the Price to Public. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $     per share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     Pursuant to the Underwriting Agreement, the Selling Stockholders have granted to the Underwriters, an option exercisable for 30 days after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the Price to Public set forth on the cover page hereof, less underwriting discounts and commissions. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares offered hereby.

     IXC Communications and each of the executive officers and directors of IXC Communications, GHI (other than 134,303 shares of Common Stock which are subject to options held by third parties), certain trusts and partnerships and GEPT have agreed that without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not (A) register for sale, issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (other than shares of Common Stock acquired in the open market after the date of this Prospectus) or (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common
Stock or such other securities, in cash or otherwise for a period of   days
after the date of this Prospectus, other than (A) the shares of Common Stock to be sold hereunder, (B) any shares of Common Stock issued by the Company upon the exercise of an option issued pursuant to the Company's 1994 Stock Plan, 1996 Stock Plan or the Special Stock Plan and (C) the issuance of additional options to purchase shares of Common Stock pursuant to the Company's 1994 Stock Plan or 1996 Stock Plan. See "Shares Eligible for Future Sale."

     IXC Communications has agreed, and if the overallotment option is exercised, the Selling Stockholders have agreed, to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Underwriters have informed IXC Communications that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Common Stock offered by them.

     Dillon, Read & Co. Inc. and Credit Suisse First Boston Corporation acted as the initial purchasers of the Senior Notes and received customary compensation in connection therewith. Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation and Dillon, Read & Co. Inc. acted as underwriters for the IPO and received customary compensation in connection therewith.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for IXC Communications by Riordan & McKinzie. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Shearman & Sterling. Carl W. McKinzie, a director and stockholder of IXC Communications, is a stockholder of Riordan & McKinzie. IXC Communications has granted an option covering shares of Common Stock to another stockholder of Riordan & McKinzie. Also, certain attorneys of Riordan & McKinzie beneficially own additional shares of IXC Communications.

                                    EXPERTS

     The consolidated financial statements of IXC Communications at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information concerning the Company are also available for inspection at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. In addition the Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

     The Company has filed with the Commission a registration statement on Form S-1 (together with all exhibits, schedules, amendments, and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement (certain parts of which have been omitted in accordance with the rules and regulations of the Commission). For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract, agreement, or other document are not necessarily complete, and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such exhibit. The Registration Statement may be inspected and copied at the public reference facilities at the Commission's offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York, 10048. Copies of all or any part thereof may be obtained from such office upon payment of prescribed fees.

                                    GLOSSARY

     Access charges -- The fees paid by long distance carriers to LECs for originating and terminating long distance calls on their local networks.

     ALC -- ALC Communications Corporation, the parent of Allnet. ALC was acquired by Frontier in August, 1995.

     Allnet -- Allnet Communication Services, Inc.

     Ameritech -- Ameritech Communications, Inc.

     ATM (asynchronous transfer mode) -- An information transfer standard that is one of a general class of technologies that relay traffic by way of an address contained within the first five bytes of a standard 53-byte-long packet or cell. The ATM format can be used by many different information systems, including local area networks, to deliver traffic at varying rates, permitting a mix of voice, video and data (multimedia).

     AT&T -- AT&T Corp.

     Backbone -- The through-portions of a transmission network, as opposed to spurs which branch off the through-portions.

     Bandwidth -- The range of frequencies that can be transmitted through a medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information-carrying capacity of such medium.

     Broadband -- Broadband communications systems can transmit large quantities of voice, data and video. Examples of broadband communication systems include DS-3 fiber optic systems, which can transmit 672 simultaneous voice conversations, or a broadcast television station signal, that transmits high resolution audio and video signals into the home. Broadband connectivity is also an essential element for interactive multimedia applications.

     Cable & Wireless -- Cable & Wireless, P.L.C.

     CAP (Competitive Access Provider) -- A company that provides its customers with an alternative to the LEC for local transport of private line, special access and interstate transport of switched access telecommunications service.

     Capacity-intensive -- Refers to products which use comparatively large amounts of bandwidth.

     Carriers -- Companies that provide telecommunications transmission services.

     CCTS -- Consolidated Communications Telecom Services, Inc.

     Central Offices -- The switching centers or central switching facilities of the LECs.

     Dedicated -- Refers to telecommunications lines dedicated or reserved for use by particular customers along predetermined routes.

     Digital -- A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies (both fiber and microwave) employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers minimize distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission).

     DS-1, DS-3 -- Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of 64 kilobits per second and can transmit only one voice or data transmission at a time. DS-1 service has a bit rate of 1.544 megabits per second and can transmit 24 simultaneous voice or data transmissions. DS-3 service has a bit rate of 45 megabits per second and can transmit 672 simultaneous voice or data transmissions.

     DS-3 miles -- A measure of the total capacity and length of a transmission path, calculated as the capacity of the transmission path in DS-3s multiplied by the length of the path in miles.

     DTI -- Digital Teleport, Inc.

     EBITDA -- Net income before depreciation, amortization, interest expense, income taxes and extraordinary items. EBITDA is not a measurement determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily comparable with similarly titled measures for other companies.

     800/888 service -- A telecommunications service for businesses that allows calls to be made to a specific location at no charge to the calling party. Use of the "800" or "888" service code denotes calls that are to be billed to the receiving party. A computer database in the provider's network translates the 800 or 888 number into a conventional telephone number.

     Enhanced data services -- Products and services designed for the transport and delivery of integrated information to include voice, data and video and any combination thereof.

     Excel -- EXCEL Communications, Inc.

     Facilities-based carrier -- Carriers who own transmission facilities.

     FCC -- Federal Communications Commission.

     Frame Relay -- A high-speed, data-packet switching service used to transmit data between computers. Frame Relay supports data units of variable lengths at access speeds ranging from 56 kilobits per second to 1.5 megabits per second. This service is well-suited for connecting local area networks, but is not appropriate for voice and video applications due to the variable delays which can occur. Frame Relay was designed to operate at high speeds on modern fiber optic networks.

     Frontier -- Frontier Corporation.

     GAAP -- Generally Accepted Accounting Principles.

     GE Capital Communication -- GE Capital Communication Services Corporation.

     GEIC -- General Electric Investment Corporation.

     GST -- GST Net, Inc.

     GTE -- GTE Corporation.

     Hubs -- Collection centers located centrally in an area where telecommunications traffic can be aggregated for transport and distribution.

     ISDN (Integrated Services Digital Network) -- A complex networking concept designed to provide a variety of voice, data and digital interface standards. Incorporated into ISDN are many new enhanced services, such as high-speed data file transfer, desktop video conferencing, telepublishing, telecommuting, telepresence learning-remote collaboration, data network linking and home information services.

     Interexchange Carrier -- A company providing inter-LATA or long distance services between LATAs on an intrastate or interstate basis.

     Inter-LATA -- InterLATA calls are calls that pass from one LATA to another. Typically, these calls are referred to as long distance calls.

     Intra-LATA -- IntraLATA calls are those local calls that originate and terminate within the same LATA.

     Intranet -- An infrastructure based on Internet standards and technologies that provides access to information within limited and well-defined groups such as universities, governments and other large organizations.

     Kilobit -- One thousand bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "kilobits per second."

     LATAs (local access and transport areas) -- The approximately 200 geographic areas that define the areas between which the RBOCs were prohibited from providing long distance services prior to the Telecommunications Act.

     LCI -- LCI International Management Services, Inc.

     LEC (local exchange carrier) -- A company providing local telephone services.

     Local loop -- A circuit within a LATA.

     Long-Haul Circuit -- A private, dedicated telecommunications circuit between locations in different LATAs.

     MCI -- MCI Communications Corporation.

     Megabit -- One million bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "megabits per second."

     MFS -- MFS Network Technologies, Inc.

     MOUs -- Minutes of use of long distance service.

     Non-facilities based carrier -- Carriers that do not own transmission facilities.

     OC-3, OC-12 and OC-48 -- Standard telecommunications industry measurements for optical transmission capacity distinguishable by bit rate transmitted per second and the number of voice or data transmissions that can be simultaneously transmitted through fiber optic cable. An OC-3 is generally equivalent to three DS-3s and has a bit rate of 155.52 megabits per second and can transmit 2,016 simultaneous voice or data transmissions. An OC-12 has a bit rate of 622.08 megabits per second and can transmit 8,064 simultaneous voice or data transmissions. An OC-48 has a bit rate of 2,488.32 megabits per second and can transmit 32,256 simultaneous voice or data transmissions.

     Off-net -- Refers to circuits on transmission facilities not owned by the Company.

     On-net -- Refers to circuits on transmission facilities owned by the Company.

     Optronic -- a combination of optical and electronic equipment.

     Qwest -- Qwest Communications Corporation.

     RBOCs (regional Bell operating companies) -- The seven local telephone companies (formerly part of AT&T) established by court decree in 1982.

     Rockwell International -- Rockwell International Corp.

     Route Miles -- The measure of the length of a transmission path in miles.

     SONET (synchronous optical network technology) -- An electronics and network architecture for variable-bandwidth products which enables transmission of voice, video and data (multimedia) at very high speeds.

     Sprint -- Sprint Corp.

     Switch -- A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

     Switched long distance services -- Telecommunications services such as residential long distance services that are processed through digital switches and delivered over long-haul circuits and other transmission facilities.

     Vyvx -- Vyvx, Inc., a subsidiary of The Williams Companies, Inc.

     Westel -- Westel International, Inc.

     WilTech -- The WilTech Group.

     WilTel -- WilTel Network Services, Inc.

     WorldCom -- WorldCom, Inc.

                            IXC COMMUNICATIONS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
CONSOLIDATED FINANCIAL STATEMENTS FOR YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
Report of Independent Auditors........................................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995..........................  F-3
Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and
  1995................................................................................  F-4
Consolidated Statements of Changes in Stockholders' Equity for the years ended
  December 31, 1993, 1994 and 1995....................................................  F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and
  1995................................................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Balance Sheets as of September 30, 1996..............  F-29
Unaudited Condensed Consolidated Statements of Operations for the Nine Months Ended
  September 30, 1996 and 1995.........................................................  F-30
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended
  September 30, 1996 and 1995.........................................................  F-31
Notes to Unaudited Condensed Consolidated Financial Statements........................  F-32
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED
  DECEMBER 31, 1995...................................................................  F-38

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
IXC Communications, Inc.

     We have audited the accompanying consolidated balance sheets of IXC Communications, Inc. and its subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IXC Communications, Inc. and its subsidiaries at December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                 ERNST & YOUNG LLP


Austin, Texas
March 1, 1996, except for Note 17,
  as to which the date is June 12, 1996

                            IXC COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1994        1995
                                                                                               --------    --------
ASSETS
Current assets:
  Cash and cash equivalents.................................................................   $  6,048    $  6,915
  Accounts receivable:
    Trade, net of allowance for doubtful accounts of $762 in 1994 and $1,769 in 1995........      3,421       5,537
    Note receivable -- related party........................................................         --         238
    Other...................................................................................        295         544
                                                                                               --------    --------
                                                                                                  3,716       6,319
  Income tax receivable.....................................................................         --       1,296
  Net current deferred tax asset (Note 10)..................................................        118         450
  Prepaid expenses..........................................................................      1,038       1,069
                                                                                               --------    --------
    Total current assets....................................................................     10,920      16,049
Property and equipment:
  Land......................................................................................      2,284       2,344
  Buildings and improvements................................................................        896       5,167
  Transmission system.......................................................................    108,564     138,659
  Construction in progress..................................................................      5,943       5,658
                                                                                               --------    --------
                                                                                                117,687     151,828
  Less: accumulated depreciation............................................................    (28,822)    (45,429)
                                                                                               --------    --------
                                                                                                 88,865     106,399
Prepaid contract costs (Note 11)............................................................      1,399         989
Escrow under Senior Notes (Note 3)..........................................................         --     198,266
Deferred charges and other assets...........................................................      4,225      14,772
                                                                                               --------    --------
         Total assets.......................................................................   $105,409    $336,475
                                                                                               ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable -- trade.................................................................   $  1,596    $  6,792
  Accrued taxes.............................................................................      3,864       2,924
  Unearned income...........................................................................        988       1,693
  Accrued interest..........................................................................         76       8,748
  Current portion of long-term debt -- related parties (Note 4).............................      6,850       1,371
  Current portion of long-term debt and lease obligations (Notes 4 and 5)...................     11,688       3,163
  Other current liabilities.................................................................      1,757         941
                                                                                               --------    --------
    Total current liabilities...............................................................     26,819      25,632
Long-term debt -- related parties, less current portion (Note 4)............................     24,653       6,446
Long-term debt and lease obligations, less current portion (Notes 4 and 5)..................     25,933     287,814
Net noncurrent deferred tax liability (Note 10).............................................      9,818       8,303
Other noncurrent liabilities................................................................      2,429         469
Commitments and contingencies (Notes 5, 6, 9 and 14)
Minority interest...........................................................................        168         953
Preferred stock of consolidated subsidiary held by minority interests (Note 6)..............      1,400          --
Stockholders' equity (deficit) (Note 6):
  Preferred stock; 3,000 shares authorized:
    10% Senior Series 1 cumulative preferred stock, $.01 par value; 1 share issued and
     outstanding in 1994 and none in 1995...................................................      1,460          --
    10% Junior Series 3 cumulative preferred stock, $.01 par value; 13 shares issued and outstanding in 1994 and 1995 (aggregate liquidation preference of $17,326 at December
     31, 1995)..............................................................................         13          13
  Common Stock, $.01 par value; 100,000 shares authorized; 24,335 shares issued and
    outstanding in 1994 and 1995............................................................        243         243
  Additional paid-in capital................................................................     29,430      29,430
  Accumulated deficit.......................................................................    (16,957)    (22,828)
                                                                                               --------    --------
  Total stockholders' equity (deficit)......................................................     14,189       6,858
                                                                                               --------    --------
         Total liabilities and stockholders' equity (deficit)...............................   $105,409    $336,475
                                                                                               ========    ========

                            See accompanying notes.

                            IXC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------
                                                                          1993        1994         1995
                                                                        --------     -------     --------
Net operating revenues (Note 11)......................................  $ 71,123     $80,663     $ 91,001
Operating expenses:
  Cost of services....................................................    37,823      33,896       39,852
  Operations and administration.......................................    22,835      20,561       32,282
  Depreciation and amortization.......................................    21,061      12,121       17,438
                                                                        --------     -------     --------
                                                                         (10,596)     14,085        1,429
Interest income.......................................................       215         211          468
Interest income on escrow under Senior Notes..........................        --          --        2,552
Interest expense -- related parties...................................    (1,026)     (2,649)      (2,468)
Interest expense -- other.............................................    (3,917)     (3,456)     (12,129)
Contract settlement costs.............................................       (59)         --           --
Write-down of property and equipment (Note 8).........................   (37,960)         --           --
Equity in net income (loss) of unconsolidated subsidiaries............        --         (94)          19
                                                                        --------     -------     --------
Income (loss) before (provision) benefit for income taxes and minority
  interest and extraordinary items....................................   (53,343)      8,097      (10,129)
Benefit (provision) for income taxes (Note 10)........................    21,977      (3,157)       1,693
Minority interest.....................................................      (446)         77        5,218
                                                                        --------     -------     --------
Income (loss) before extraordinary items..............................   (31,812)      5,017       (3,218)
Extraordinary items:
  Extraordinary gain (loss) on early extinguishment of debt (involving a related party in 1994), less applicable (provision) benefit for
     income taxes of ($1,472) in 1994 and $1,164 in 1995 (Note 4).....        --       2,298       (1,747)
  Extraordinary gain on forgiveness of deferred lease obligations,
     less applicable income taxes of $5,848 (Note 5)..................     8,495          --           --
                                                                        --------     -------     --------
Net income (loss).....................................................   (23,317)      7,315       (4,965)
Dividends applicable to preferred stock...............................     1,567       1,752        1,843
                                                                        --------     -------     --------
Net income (loss) applicable to common stockholders...................  $(24,884)    $ 5,563     $ (6,808)
                                                                        ========     =======     ========
Income (loss) per common share:
  Before extraordinary items..........................................  $  (1.39)    $   .13     $   (.20)
  Extraordinary gain (loss)...........................................       .35         .09         (.07)
                                                                        --------     -------     --------
  Net income (loss)...................................................  $  (1.04)    $   .22     $   (.27)
                                                                        ========     =======     ========

Weighted average common shares........................................    24,009      24,993       25,108
                                                                        ========     =======     ========

                            See accompanying notes.

                            IXC COMMUNICATIONS, INC.

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                         10% SENIOR SERIES
                                                                 1             10% JUNIOR 3
                                        COMMON STOCK      PREFERRED STOCK     PREFERRED STOCK
                                      -----------------  ------------------  -----------------  ADDITIONAL
                                      NUMBER OF          NUMBER OF           NUMBER OF           PAID-IN    ACCUMULATED
                                       SHARES    AMOUNT   SHARES    AMOUNT    SHARES    AMOUNT   CAPITAL      DEFICIT     TOTAL
                                      ---------  ------  ---------  -------  ---------  ------  ----------  -----------  --------
Balance at December 31, 1992.........   21,974    $219        1     $ 1,300      13      $ 13     $29,451     $   (955)  $ 30,028
  Issuance of preferred stock........       --      --                  160      --        --          --           --        160
  Issuance of common stock...........    2,300      23       --          --      --        --         (23)          --         --
  Net loss...........................       --      --       --          --      --        --          --      (23,317)   (23,317)
                                        ------    ----      ---     -------     ---      ----     -------     --------   --------
Balance at December 31, 1993.........   24,274     242        1       1,460      13        13      29,428      (24,272)     6,871
  Issuance of common stock...........       61       1       --          --      --        --           2           --          3
  Net income.........................       --      --       --          --      --        --          --        7,315      7,315
                                        ------    ----      ---     -------     ---      ----     -------     --------   --------
Balance at December 31, 1994.........   24,335     243        1       1,460      13        13      29,430      (16,957)    14,189
  Redemption of preferred stock......       --      --       (1)     (1,460)     --        --          --           --     (1,460)
  Net income.........................       --      --       --          --      --        --          --       (4,965)    (4,965)
  Dividends paid -- preferred
    stock -- 10% Senior Series 1.....       --      --       --          --      --        --          --         (505)      (505)
  Dividends paid -- preferred stock
    of consolidated subsidiary.......       --      --       --          --      --        --          --         (401)      (401)
                                        ------    ----      ---     -------     ---      ----     -------     --------   --------
Balance at December 31, 1995.........   24,335    $243       --     $    --      13      $ 13     $29,430     $(22,828)  $  6,858
                                        ======    ====      ===     =======     ===      ====     =======     ========   ========

                            See accompanying notes.

                            IXC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                             YEAR ENDED DECEMBER 31,
                                                                         --------------------------------
                                                                           1993        1994        1995
                                                                         --------     -------     -------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)......................................................  $(23,317)    $ 7,315     $(4,965)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
  Depreciation.........................................................    20,651      11,131      16,608
  Amortization.........................................................       410         990         830
  Amortization of debt issue costs and Senior Note discount............       130         472         858
  Interest income on escrow under Senior Notes.........................        --          --      (2,552)
  Provision for doubtful accounts......................................       447       1,565       1,505
  Equity in net (income) loss of unconsolidated subsidiaries...........        --          94         (19)
  Minority interest in net income (loss) of subsidiaries...............       446         (77)     (5,218)
  Extraordinary (gain) loss on early extinguishment of debt............        --      (3,770)      2,911
  Gain on sale of property and equipment...............................      (330)        (90)         --
  Write-down of property and equipment.................................    37,960          --          --
  Extraordinary gain on forgiveness of deferred lease obligations......   (14,343)         --          --
  Deferred operating lease costs.......................................     8,910          --          --
  Changes in assets and liabilities, net of effects of acquisitions:
     Decrease (increase) in accounts receivable........................      (206)     (1,000)     (4,108)
     Decrease (increase) in other current assets.......................     1,349         141      (1,466)
     Increase (decrease) in accounts payable...........................     2,777      (4,619)      5,196
     Increase (decrease) in accrued taxes, unearned income, accrued
      interest and other current liabilities...........................      (712)        139       7,503
     Increase (decrease) in deferred income taxes......................   (17,227)      2,847      (1,847)
     Decrease in other assets..........................................    (2,045)       (854)     (4,092)
     Increase (decrease) in noncurrent other liabilities...............       587        (752)     (2,089)
                                                                         --------     -------     -------
          Total adjustments............................................    38,804       6,217      14,020
                                                                         --------     -------     -------
Net cash provided by operating activities..............................  $ 15,487     $13,532     $ 9,055
                                                                         ========     =======     =======

                            See accompanying notes.

                            IXC COMMUNICATIONS, INC.

                             (DOLLARS IN THOUSANDS)

                                                                            YEAR ENDED DECEMBER 31,
                                                                      -----------------------------------
                                                                        1993         1994         1995
                                                                      --------     --------     ---------
CASH FLOW FROM INVESTING ACTIVITIES:
Release of funds from escrow under Senior Notes.....................  $     --     $     --     $   4,300
Purchase of restricted short-term investments.......................        --           --      (200,000)
Purchase of property and equipment..................................   (27,008)      (7,087)      (23,670)
Sale of property and equipment......................................        49          235            --
Payments for businesses acquired, net of cash received..............   (14,025)     (11,976)           --
                                                                      --------     --------     ---------
Net cash used in investing activities...............................   (40,984)     (18,828)     (219,370)

CASH FLOW FROM FINANCING ACTIVITIES:
Net proceeds from issuance of Senior Notes, net of discount.........        --           --       277,148
Capital contribution in subsidiary by minority shareholders.........        --           --         6,002
Proceeds from long-term debt........................................    50,671       12,999        18,695
Payments on long-term debt and lease obligations....................   (19,990)      (7,837)      (76,490)
Payments from (to) escrow...........................................    (1,500)       1,500            --
Payment of debt issue costs.........................................    (1,760)      (1,551)      (10,407)
Redemption of preferred stock.......................................        --           --        (1,460)
Redemption of preferred stock of consolidated subsidiary held by
  minority interests................................................        --           --        (1,400)
Dividend payments...................................................        --           --          (906)
Issuance of common stock............................................        --            3            --
Proceeds from sale of preferred stock...............................       160           --            --
Proceeds from sale of preferred stock of subsidiary.................     1,400           --            --
                                                                      --------     --------     ---------
Net cash provided by (used in) financing activities.................    28,981        5,114       211,182
                                                                      --------     --------     ---------
Net increase (decrease) in cash and cash
  equivalents.......................................................     3,484         (182)          867
Cash and cash equivalents at beginning of period....................     2,746        6,230         6,048
                                                                      --------     --------     ---------
Cash and cash equivalents at end of period..........................  $  6,230     $  6,048     $   6,915
                                                                      ========     ========     =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid (received) for:
     Income taxes...................................................  $   (746)    $    891     $   1,240
                                                                      ========     ========     =========
     Interest.......................................................  $  1,683     $  4,496     $   4,955
                                                                      ========     ========     =========

                            See accompanying notes.

                            IXC COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

1.  ORGANIZATION AND ACQUISITIONS

     IXC Communications, Inc. ("IXC" or the "Company") is an Austin, Texas based supplier of telecommunications services. IXC provides two basic products to other long distance carriers: (i) long-haul voice and data circuits and (ii) switched long distance services. Consistent with industry practice, the Company considers itself to be operating in one business segment.

     IXC, a Delaware corporation, was incorporated in 1992 and began operations by acquiring 50% of the outstanding common stock of Electra Communications Holding Corporation ("ECHC") which owned Electra Communication Corporation ("ECC"). ECC owned and operated a regional fiber optic transmission system in Texas. ECHC became a wholly-owned subsidiary of IXC in 1993, when ECHC redeemed all its outstanding stock not held by IXC.

     Also during 1992 and 1993, the stockholders of IXC formed Telecom Services Group, Inc. ("TSGI") and I-Link Communications Inc. ("ILCI").

     TSGI acquired Communications Transmission Group, Inc. ("CTGI") from Communications Transmission, Inc. ("CTI") in 1992. CTI was controlled by a majority of the same shareholders as that of TSGI; therefore, the acquisition of CTGI was a transaction among entities under common control and was accounted for in a manner similar to the pooling of interests method.

     ILCI acquired I-Link Holdings, Inc. ("ILHI") in 1993. The transaction was accounted for in a manner similar to the pooling of interests method of accounting as both entities were under common ownership by the same shareholder group.

     Effective February 22, 1994, TSGI and ILCI became wholly-owned subsidiaries of IXC through a stock-for-stock merger, whereby IXC issued common and redeemable preferred stock in exchange for all of the outstanding common and preferred stock of TSGI and ILCI. IXC, TSGI and ILCI were controlled by the same shareholder group, therefore the assets and liabilities acquired from the controlling shareholders were recorded at their historical cost. The minority interest acquired was recorded at fair value. The accompanying consolidated financial statements of IXC have been restated to include the accounts and operations of TSGI and ILCI since their acquisitions from third parties and the elimination of all intercompany accounts and transactions.

     On August 5, 1994, IXC, through its newly formed majority-owned (85%) subsidiary, Mutual Signal Holding Corporation ("MSHC"), acquired MSM Associates, Limited Partnership ("MSM"). MSHC purchased all of the issued and outstanding common stock of Mutual Signal Corporation ("MSC"), the sole general partner of MSM, for $1,050,000 and all of the outstanding limited partnership units of MSM from the sole limited partner for $450,000. The acquisition was accounted for as a purchase. Accordingly, the assets and liabilities of MSM at the date of acquisition were adjusted to reflect the purchase price, using an allocation based upon the fair values of the acquired assets. The operating results of MSM have been included in the consolidated financial statements from the date of acquisition. The owner of the remaining 15% minority interest of MSHC, Frontier Corporation ("Frontier"), is a customer of IXC. Frontier, which is considered a related party because of its miniority interest in MSHC, generated revenue to IXC of $16.9 million in 1993, $18.7 million in 1994 and $19.1 million in 1995.

                            IXC COMMUNICATIONS, INC.

     Unaudited pro forma results for 1993 and 1994 assuming the acquisitions of MSC and MSM occurred as of January 1, 1993 are as follows (in thousands):

                                                                    1993        1994
                                                                  --------     -------
        Operating revenues......................................  $ 77,727     $82,290
        Income (loss) before extraordinary items................  $(30,142)    $ 5,574
        Net income (loss).......................................  $(21,647)    $ 7,872
        Income (loss) per common share before extraordinary
          items.................................................  $  (1.32)    $  0.15

     The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the above dates, nor are they necessarily indicative of future operations.

     On September 15, 1994, IXC formed IXC Long Distance, Inc. Together with Excel Telecommunications, Inc. ("Excel"), IXC Long Distance, Inc. then formed Switched Services Communications, L.L.C. ("SSC") on September 19, 1994 for the purpose of owning and operating a nationwide long distance switch network. As of December 31, 1995 IXC Long Distance, Inc. owned a majority interest of SSC which is consolidated as a majority-owned subsidiary.

     Effective January 1, 1996, IXC Long Distance, Inc. entered into an agreement with Excel to acquire its minority interest in SSC for $6.2 million. In connection with the purchase agreement, Excel executed a second amended and restated Service Agreement with SSC, requiring Excel to purchase certain minimum communications services from SSC. (See Note 17)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements of IXC include the accounts of IXC and its wholly-owned and majority-owned subsidiaries. All minority owned subsidiaries are accounted for by the equity method. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

  Revenues

     Long-haul voice and data circuit revenues are primarily generated from providing capacity on the Company's fiber optic and microwave transmission network at rates established under long-term contractual arrangements. Revenues are recognized as services are provided.

     Switched long-distance service revenues are primarily generated by providing voice and data communications. Customers are billed on monthly cycle dates. Revenues are recognized as services are provided.

     The Company accounts for exchange agreements with other carriers by recognizing the fair value of the revenue earned and expense incurred under the respective agreements (see Note 11).

  Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand, money market funds and all investments with an initial maturity of three months or less. Short-term investments held in the Company's escrow related to the Senior Notes (see Note
3) are not included as a cash equivalent.

  Property and Equipment

     Property and equipment is recorded at cost, adjusted for the writedown discussed in Note 8. Depreciation is provided using the straight-line method over the estimated useful lives of the various assets, generally 3 to

                            IXC COMMUNICATIONS, INC.

20 years. Maintenance and repairs are charged to operations as incurred. Amortization of assets recorded under capital leases is included in depreciation expense. Property and equipment recorded under capital leases are included with the Company's owned assets.

     In March 1995, the FASB issued Statement No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of.

  Capitalization of Interest

     Interest costs are capitalized as part of the cost of constructing the Company's fiber optic network. Interest costs capitalized during construction periods are computed by determining the average accumulated expenditures for each interim capitalization period and applying the interest rate related to the specific borrowings associated with each construction project. Interest capitalized during the years ended December 31, 1993, 1994 and 1995 was approximately $379,000, $34,000 and $361,000, respectively.

  Income Taxes

     The Company accounts for income taxes using the liability method as required by Statement No. 109, Accounting for Income Taxes, issued by the Financial Accounting Standards Board.

     Deferred income taxes are provided for temporary differences between the basis of assets and liabilities for financial reporting and income tax reporting. Investment tax credits are accounted for by the flow-through method.

  Deferred Charges and Other Assets

     Costs incurred in connection with obtaining long-term financing have been deferred and are being amortized to interest expense over the terms of the related debt agreements. The costs relating to long-term financing for the years ended December 31, 1994 and 1995 were $2.8 million and $10.4 million, respectively. Accumulated amortization for these costs for the years ended December 31, 1994 and 1995 was $534,000 and $467,000, respectively (see Note 4 regarding extraordinary items).

     Costs incurred in connection with the acquisition of certain lease agreements (see Note 5) have been deferred and are being amortized over the terms of the related agreements.

     Costs incurred to obtain certain regulatory licenses are amortized on a straight-line basis over 10 to 40 years.

     Certain costs incurred in connection with installation of the nationwide long distance network have been deferred and amortized on a straight-line basis over 4 years. The network costs for the year ended December 31, 1995 were $1,836,000, with accumulated amortization of $95,000.

     The acquisition cost of customer accounts obtained through an outside sales organization have been deferred and amortized over two years, the estimated average of the term of the related customer contracts.

  Stock-Based Compensation

     The Company accounts for its stock compensation arrangements under the provisions of APB 25, Accounting for Stock Issued to Employees, and intends to continue to do so.

                            IXC COMMUNICATIONS, INC.

  Income (Loss) Per Common Share

     Income (loss) per common share is based on net income (loss) less preferred stock dividend requirements divided by the weighted average common shares outstanding during the period, as adjusted for applicable stock options. Income
(loss) per share on a fully diluted basis is not presented as the fully diluted effect is either antidilutive or not material.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications

     Certain amounts in prior years have been reclassified to conform to the 1995 presentation.

3.  ESCROW UNDER SENIOR NOTES

     Under the terms of the Company's Senior Notes, issued in October 1995, the Company was required to place $200 million of Senior Note proceeds in an escrow account, which proceeds and the earnings thereon are restricted in their use to fiber expansion, capital expenditures, certain interest, principal and other payments on the Senior Notes and other permitted uses (see Note 4). Such funds have been invested in short-term, investment-grade, interest-bearing securities at December 31, 1995 as follows (in thousands):

                Overnight investments.............................  $ 96,975
                U.S. Government securities........................   101,291
                                                                    --------
                                                                    $198,266
                                                                    ========

     The escrow account is subject to a security interest under the Company's Senior Notes. The investments in the escrow account at December 31, 1995, by contractual maturity, were all due in three months or less and are classified as held-to-maturity.

                            IXC COMMUNICATIONS, INC.

4.  LONG-TERM DEBT

     Long-term debt and lease obligations of IXC and its consolidated subsidiaries at December 31, 1994 and 1995 consisted of the following (in thousands):

                                                                       1994         1995
                                                                      -------     --------
    Senior Notes -- 12.5%, net of unamortized discount of $7,762 at
      December 31, 1995.............................................  $    --     $277,238
    Senior term loans -- 8.23% to 9.9%..............................   14,405           --
    Senior secured notes -- 9.93%...................................   12,150           --
    Variable rate senior secured note due to stockholder (10.63% at
      December 31, 1994)............................................    9,750           --
    Senior subordinated note due to related party -- 7%.............    5,694        4,416
    Promissory note due to related party -- 9%......................    3,111        3,401
    Subordinated debentures due to stockholders -- 10%..............   12,948           --
    Capital lease obligations (see Note 5)..........................    6,560       13,697
    Deferred lease obligations (see Note 5).........................    4,432           --
    Other debt......................................................       74           42
                                                                      -------     --------
         Total long-term debt and lease obligations.................  $69,124     $298,794
                                                                      =======     ========

     These amounts are included in the balance sheets of the Company as follows (in thousands):

                                                               1994         1995
                                                              -------     --------
            Long-term debt -- related parties:
              Current portion...............................  $ 6,850     $  1,371
              Long-term portion.............................   24,653        6,446
            Long-term debt and lease obligations:
              Current portion...............................   11,688        3,163
              Long-term portion.............................   25,933      287,814
                                                              -------     --------
                                                              $69,124     $298,794
                                                              =======     ========

  Senior Notes

     On October 5, 1995, the Company issued $285 million of 12 1/2% Senior Notes (effective rate 13%) due October 1, 2005, with interest payable semi-annually. The Company has agreed to file a registration statement and to exchange the Senior Notes for registered Senior Notes, or to register the Senior Notes on a shelf registration statement. Until such exchange offer is consummated, or such shelf registration statement is declared effective, the Company is required to make additional interest payments at the rate of .5% per annum of the principal amount thereof.

     The Senior Notes may be redeemed at the option of the Company, in whole or in part, on or after October 1, 2000 at a premium declining to zero in 2004. At any time prior to October 1, 1998, the Company may redeem Senior Notes with an aggregate principal amount of up to $100 million at a redemption price of 112.5% of the principal amount from the net proceeds of a sale of Capital Stock of the Company, provided that at least $100 million in aggregate principal amount of Senior Notes remains outstanding immediately after the occurrence of such redemption and that the redemption occurs within 35 days of the date of the closing of the offering of such equity securities. Also, the Senior Notes contain provisions that, in the event of a Change in Control (which meets the definition set forth in the Indenture) of the Company, provide their holders the right to require the Company to repurchase all or any part of the Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest.

                            IXC COMMUNICATIONS, INC.

     Of the net proceeds of approximately $277 million, $200 million has initially been deposited into an escrow account primarily restricted for the construction of a major fiber optic expansion program (see Note 3). Approximately $53 million of the net proceeds was used to repay or repurchase existing indebtedness (resulting in an extraordinary loss on early extinguishment of debt of $1.7 million, net of applicable income tax benefit of $1.2 million) and approximately $3.7 million was used to redeem certain preferred stock.

     The Senior Notes are senior unsecured obligations of the Company, except for a security interest in the escrow account (see Note 3), and are guaranteed on a senior unsecured basis by all wholly owned direct and indirect subsidiaries (other than SSC) of IXC. The obligations of each guarantor are limited to the minimum extent necessary to prevent the guarantee from violating or becoming voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

     The Senior Notes contain certain covenants that limit the ability of the Company and its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its subsidiaries, issue or sell equity interests of the Company's subsidiaries or enter into certain mergers and consolidations.

  Senior Term Loans

     During 1993, to finance the construction of the Company's fiber optic transmission system, the Company entered into a senior term loan agreement to obtain $11 million in construction financing at 8.23% plus up to $750,000 of capitalized interest during the construction period. During 1994, to finance an extension of the Company's fiber optic transmission system, the Company entered into a senior term loan agreement to obtain approximately $7.5 million in construction financing at 9.9%, plus up to $750,000 of capitalized interest during the construction period. These senior term loans were repaid or repurchased from the proceeds of the issuance of the Senior Notes.

  Senior Secured Notes

     During 1993, to finance the redemption of the ECHC common stock not owned by IXC (see Note 1), the Company issued $15 million of 9.63% senior secured notes. During 1994, IXC and the senior secured note holder signed an agreement which amended and restated the notes. In connection with this agreement, IXC was released from certain restrictive covenants, the interest rate on the notes was increased to 9.93%, $1,500,000 held in escrow was applied to the notes and the escrow account was terminated. As the terms of the original notes were substantively modified, the related unamortized original debt issuance costs of $174,000 (net of $114,000 income tax benefit) are shown as an extraordinary loss on early extinguishment of debt. The senior secured notes were repaid from the proceeds of the issuance of the Senior Notes.

  Variable Senior Secured Note Due to Stockholder

     During 1993, to finance the acquisition of the rights, title and interest in certain equipment lease agreements (see Note 5), the Company issued an 8.5% senior secured note in the original principal amount of $17,000,000. During 1994, the note was purchased by a stockholder of IXC under a prepayment option. The stockholder exchanged the note for a note that was amended (including a reduction in its principal amount to $11,143,000) and restated in the form of a variable rate senior secured note. This transaction resulted in an extraordinary gain of approximately $2,472,000, net of applicable income taxes of $1,586,000. The variable rate senior secured note due to stockholder was repaid from the proceeds of the issuance of the Senior Notes.

                            IXC COMMUNICATIONS, INC.

  Senior Subordinated Note Due to Minority Investor in Subsidiary

     During 1994, the Company issued a $6.2 million 7% senior subordinated promissory note to a minority investor in MSHC, one of IXC Communications' subsidiaries. Under the terms of the senior subordinated promissory note, principal and interest are due and payable in 53 consecutive monthly installments of $136,000 commencing August 31, 1994 through December 31, 1998.

  Promissory Note Due to Minority Investor in Subsidiary

     During 1994, to facilitate the acquisition of MSM, the Company issued a $3 million 9% promissory note to a minority investor in MSHC. Under the terms of the promissory note, principal and interest payments of $560,000 are due quarterly beginning March 31, 1998 through December 31, 1999. Thus, accrued interest is reflected in the balance of the note.

  Subordinated Debentures Due to Stockholders

     During 1992, to finance the acquisition of a 50% interest in ECHC, IXC issued $3.7 million of 10% subordinated debentures to certain stockholders. During 1993, IXC issued an additional $2 million of 10% subordinated debentures to certain stockholders. The debentures were unsecured general obligations of IXC.

     In addition, in connection with the construction of the Company's fiber optic transmission system, IXC issued $5.1 million of 10% subordinated debentures to certain stockholders.

     All of the subordinated debentures due to stockholders were repaid from the proceeds of the issuance of the Senior Notes.

     Annual maturities of long-term debt at December 31, 1995 are as follows (in thousands):

                1996..............................................  $  1,412
                1997..............................................     1,470
                1998..............................................     2,854
                1999..............................................     2,123
                2000..............................................        --
                Thereafter........................................   277,238
                                                                    --------
                                                                    $285,097
                                                                    ========

5.  CAPITAL AND OPERATING LEASES

     On August 14, 1992, in connection with the acquisition of CTGI, all existing equipment lease obligations were restructured to provide for the deferrals of future lease obligations that were otherwise payable. A provision was also made for an escrow account to provide additional collateral for certain equipment lease obligations. This escrow account was initially funded in March 1993 with excess collateral held by a creditor of CTGI's prior parent.

     As of October 12, 1993, certain equipment lessors sold to IXC their respective rights, title and interest in certain equipment lease agreements with the Company. In connection with this transaction, a substantial portion of the escrow account was withdrawn to pay certain deferred lease obligations to another lessor. This resulted in an extraordinary gain of approximately $8,495,000, net of applicable income taxes of $5,848,000. Certain equipment lease agreements were not purchased by IXC and remained in effect as operating leases. The escrow account (discussed in the preceding paragraph) was used to supplement lease payments due under certain of the remaining leases (the "Escrow Secured Leases") during 1993 and 1994. The Company recorded

                            IXC COMMUNICATIONS, INC.

income of approximately $731,000 and $1,444,000 to reflect nonrefundable proceeds used from the escrow account during the years ended December 31, 1993 and 1994, respectively.

     During 1994, the Escrow Secured Leases were amended and the future basic rental obligations due under the remaining leases (which were classified as operating leases) were satisfied with approximately $18 million in proceeds from the escrow account. The amendments to the Escrow Secured Leases resulted in the leases meeting the criteria for capitalization under FAS No. 13. The present value of the residual lease obligations approximated the fair value of the leased assets which were both recorded at $6,031,000. The company made principal payments of $550,000 during 1995 and repaid $1,120,000 of the obligations using proceeds from the issuance of the Senior Notes. The remainder of the lease obligations become due in installments in the years 1996 and 1997.

     In connection with the satisfaction of the remaining Escrow Secured Leases, the escrow account was terminated in 1994 and the residual balance in the account, approximately $888,000, was distributed to the Company and recognized as income.

     Future minimum annual lease payments for facilities, equipment and transmission capacity used in its operations at December 31, 1995, net of sublease revenue, are as follows (in thousands):

                                                                  CAPITAL     OPERATING
                                                                  LEASES       LEASES
                                                                  -------     ---------
        1996....................................................  $ 3,707      $ 9,915
        1997....................................................    5,697        7,725
        1998....................................................    2,862        4,733
        1999....................................................    2,467        2,591
        2000....................................................    1,588          795
        Thereafter..............................................       --        2,615
                                                                  -------      -------
                                                                   16,321      $28,374
                                                                               =======
        Less amounts related to interest........................   (2,624)
                                                                  -------
        Present value of capital lease obligations..............   13,697
        Less current portion....................................   (2,735)
                                                                  -------
        Net long-term capital lease obligations.................  $10,962
                                                                  =======

     The gross amount of assets recorded under capital leases at December 31, 1994 and 1995 were $7,648,000 and $17,946,000, respectively. The related accumulated amortization was $1,388,000 and $4,078,000 at December 31, 1994 and 1995, respectively.

     Expenses relating to facilities, equipment and transmission capacity leases were approximately $37,183,000, $28,710,000 and $29,130,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

     The Company had certain deferred lease obligations payable through 1998 that were not settled as part of the October 12, 1993 transaction discussed above. On November 29, 1994, IXC entered into an agreement whereby these obligations were restructured resulting in all the deferred obligations, $4,432,000, being due during 1995. These obligations were repaid in 1995 from the proceeds the Company received from the issuance of the Senior Notes.

     In February 1995, the Company entered into a five-year equipment lease for network switching equipment, for which the lease obligations had a present value of $9,800,000.

                            IXC COMMUNICATIONS, INC.

6.  COMMON AND PREFERRED STOCK

     IXC's 10% Senior Series 1 Cumulative Redeemable Preferred Stock was non-voting and was redeemed on October 6, 1995, from the proceeds of the Senior Notes for $1,965,000, including cumulative dividends in arrears and related interest of $505,000.

     The 10% Junior Series 3 Cumulative Redeemable Preferred Stock ("Series 3 Preferred Stock") is voting (as a single class with IXC's common stock), is entitled to elect one director and may be redeemed by the Company in whole or in part at any time, subject to certain debt covenants, at a price of $1,000 per share, plus accumulated and unpaid dividends and accrued interest. The liquidation value of each Series 3 Preferred share is $1,000 plus any accumulated and unpaid dividends including accrued interest. The Series 3 Preferred Stock is nonparticipatory and has no mandatory redemption requirements. Dividends are payable at the determination of the Board of Directors, subject to debt covenants. Interest accrues on unpaid dividends at a rate of 10%. Cumulative preferred dividends in arrears, including interest, at December 31, 1994 and 1995 were $3,201,000 and $4,776,000, respectively.

     In November 1994, the Board of Directors adopted the IXC Communications, Inc. Stock Plan ("IXC Stock Plan"), which provides for the issuance of restricted stock or the granting of stock options for up to 1,212,450 shares of common stock to key employees and others. Options granted may be either "incentive stock options," within the meaning of Section 422(a) of the Internal Revenue Code, or non-qualified options. The options are for 10 years and generally vest at a rate of 25% per year commencing one year after the date of grant and 25% on each anniversary thereafter, with the exception of two options covering 84,871 shares which were 100% vested upon grant. The IXC Stock Plan was adopted and approved by the majority of stockholders of IXC by written consent on May 4, 1995.

     The Company has not issued any restricted stock under the IXC Stock Plan. All options granted under the IXC Stock Plan were granted at estimated market value at the date of grant, based on annual appraisals obtained from an independent party. In the event of a change of control of the Company, the optionees, immediately following the consummation of such change of control, fully vest, and the options may be exercised in full to purchase the total number of shares covered by the option.

     Option activity for the two years ended December 31, 1995 was as follows:

                                                                   NUMBER         PRICE
                                                                  OF SHARES     PER SHARE
                                                                  ---------     ---------
        Options granted in 1994 and outstanding at
          December 31, 1994.....................................   206,113        $3.01
        Options granted in 1995.................................   439,767         3.01
                                                                   -------        -----
        Options outstanding at December 31, 1995................   645,880        $3.01
                                                                   =======        =====
        Options exercisable at December 31, 1995................   121,243
                                                                   =======
        Available for grant at December 31, 1995................   566,570
                                                                   =======

     During 1993, an indirect subsidiary of IXC issued 1,400 shares of 10% Senior Series 1 Cumulative Redeemable Preferred Stock (the "ILHI Series 1 Preferred Stock") at $1,000 per share to stockholders of IXC. The ILHI Series 1 Preferred Stock was redeemed on October 6, 1995 from the proceeds of the Senior Notes, for $1,801,000, including cumulative dividends in arrears and related interest of $401,000.

                            IXC COMMUNICATIONS, INC.

7.  MAJOR CUSTOMERS

     Long-haul services are provided to domestic common carriers under long-term contractual arrangements. Sales to certain customers exceeded 10% of total revenues for each of the years ended December 31, 1993, 1994 and 1995. The percentages of revenue represented by these customers are as follows:

                                                                  1993     1994     1995
                                                                  ----     ----     ----
        WorldCom, Inc...........................................   23%      25%      20%
        Frontier Communications.................................   24%      23%      21%

     Trade receivables are primarily due from a limited customer base including these major customers. Although the Company has a concentration of credit risk, the Company has not experienced significant collection losses from these respective customers. Additionally, the Company bills in advance which further minimizes any potential losses due to concentration of credit risk.

8.  IMPAIRMENT OF LONG-TERM ASSETS

     Due to rate reductions in the long-haul business, in 1993 the Company assessed the estimated future net cash flows expected to be produced by the digital microwave system property and equipment. As a result, on December 31, 1993, the Company projected it would be unable to recover the recorded values of such equipment and therefore reduced the carrying value of the digital microwave system property and equipment by $37,960,000.

9.  EMPLOYEE BENEFIT PLANS

     The Company has a defined contribution retirement and 401(k) savings plan which covers all full-time employees with one year of service. The Company contributes 6% of eligible compensation, as defined in the plan, and matches 50% of the employee's contributions up to a maximum of 6% of the employee's compensation. Employees vest in the Company's contribution over five years. Benefit expense for the years ended December 31, 1993, 1994 and 1995 was approximately $394,000, $468,000 and $522,000, respectively.

10.  INCOME TAXES

     Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                       DECEMBER 31,
                                                                     -----------------
                                                                      1994       1995
                                                                     ------     ------
        Deferred tax assets:
          Tax credit carryforwards.................................  $1,764     $2,411
          Net operating loss carryforwards.........................      --      2,489
          Accrued expenses.........................................   1,768        908
          Other....................................................     929      1,286
                                                                     ------     ------
                                                                      4,461      7,094

        Deferred tax liabilities:
          Tax over book depreciation...............................   6,978      8,384
          Other liability accruals.................................   5,062      5,090
          Other....................................................   2,121      1,473
                                                                     ------     ------
                                                                     14,161     14,947
                                                                     ------     ------
        Net deferred tax liability.................................  $9,700     $7,853
                                                                     ======     ======

                            IXC COMMUNICATIONS, INC.

     At December 31, 1995, the Company has net operating loss carryforwards of approximately $7,775,000 for income tax purposes that will expire in 2010. The Company has minimum tax and investment tax credit carryforwards at December 31, 1995 of approximately $1,721,000 and $690,000, respectively. The minimum tax credits can be carried forward indefinitely and the investment tax credits expire in 2001.

     A valuation allowance was not provided for deferred tax assets at December 31, 1993, 1994 or 1995.

     Significant components of the provision (benefit) for income taxes (excluding the effect attributable to extraordinary items) are as follows (in thousands):

                                                                 DECEMBER 31,
                                                        -------------------------------
                                                          1993        1994       1995
                                                        --------     ------     -------
        Current:
          Federal.....................................  $    561     $1,188     $  (381)
          State.......................................       432        404          --
                                                        --------     ------     -------
        Total current.................................       993      1,592        (381)

        Deferred:
          Federal.....................................   (19,121)     1,131      (1,144)
          State.......................................    (3,849)       434        (168)
                                                        --------     ------     -------
        Total deferred................................   (22,970)     1,565      (1,312)
                                                        --------     ------     -------
        Provision (benefit) for income taxes..........  $(21,977)    $3,157     $(1,693)
                                                        ========     ======     =======

     The reconciliation of income tax expense (benefit) attributable to continuing operations (excluding the effect attributable to extraordinary items) computed at the U.S. federal statutory tax rates to income tax expense (benefit) is as follows (in thousands):

                                                                 DECEMBER 31,
                                                        -------------------------------
                                                          1993        1994       1995
                                                        --------     ------     -------
        Tax provision (benefit) at federal statutory
          rates.......................................  $(18,288)    $2,780     $(1,670)
        State income tax provision (benefit) net of
          federal effect..............................    (3,141)       432        (302)
        Permanent and other differences...............      (548)       (55)        279
                                                        ---------    ------     -------
        Provision (benefit) for income taxes..........  $(21,977)    $3,157     $(1,693)
                                                        =========    ======     =======

11.  EXCHANGE AGREEMENTS

     During 1993, IXC entered into long-term contracts with a common carrier which provides IXC with capacity on the carrier's nationwide fiber optic communications system. For this capacity, the Company paid $2,000,000 and provided the common carrier with access to and use of certain regional fiber optic communication systems. The $2,000,000 paid and related costs incurred in connection with the contract have been deferred and are being recognized over the five-year term of the contract. Accumulated amortization relating to the contract costs as of December 31, 1994 and 1995 was $648,000 and $1,058,000, respectively.

     In the normal course of business, IXC enters into long-term facilities exchange agreements with other carriers to exchange capacity on the carrier's network for access to the Company's regional fiber optic communication systems. These exchanges are accounted for at fair value (see Note 2). These exchange agreements accounted for noncash revenue and expense (in equal amounts) of $3,743,000, $7,980,000 and $13,839,000 for 1993, 1994 and 1995.

                            IXC COMMUNICATIONS, INC.

12.  RELATED PARTY TRANSACTIONS

     A law firm, of which a director and stockholder of the Company was a principal, provided certain legal services to the Company and received fees from the Company in the amount of approximately $1.1 million in 1993, $1.4 million in 1994 and $2.6 million in 1995.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents: The carrying amount reported in the balance sheets for cash and cash equivalents approximates fair value.

     Accounts receivable and accounts payable: The carrying amounts reported in the balance sheets for accounts receivable and accounts payable approximate fair value.

     Restricted short-term investments: The carrying amount reported in the balance sheets for restricted short-term investments held in escrow approximates fair value.

     Long-term debt: The fair value of the Senior Notes has not been determined due to the impracticability of such a calculation based on the limited market of the privately issued notes and the lack of an actively quoted price.

14.  COMMITMENTS AND CONTINGENCIES

     On September 1, 1994, IXC entered into an agreement with a common carrier to purchase dedicated digital telecommunication services, superseding all prior agreements. Under the terms of the agreement, IXC is required to purchase services with remaining monthly minimum commitments of $500,000 through March 1998. Upon IXC paying a total of $22,548,000 for service subsequent to the September 1, 1994 agreement, the minimum commitments under this agreement will be canceled. Actual expenses under this and previous agreements for the years ended December 31, 1993, 1994 and 1995 were $11,996,000, $12,552,000 and
$11,353,000, respectively.

     In June 1995, IXC entered into a three-year agreement with a common carrier to purchase communication services, under which, by April 1996, the Company is required to purchase a monthly minimum of $350,000 in services. Actual expenses under this agreement for the year ended December 31, 1995 were $1,471,000.

     The Company plans to substantially expand its network beginning in 1996 to include a coast-to-coast fiber optic system. In order to achieve this objective, in November 1995, IXC entered into an agreement with a contractor to perform construction and installation of fiber optic cable from Fort Worth, Texas to Abilene, Texas. The approximate length of this project is 160 miles. The total commitment under this agreement is approximately $6,487,000. As of December 31, 1995, no capital expenditures had yet been made under this agreement.

     In January 1996, IXC also entered into an agreement with a supplier to purchase fiber optic cable equipment to be used in the network expansion. Under this agreement, the Company has a commitment to purchase a minimum number of fiber kilometers during an initial three-year term, for a total commitment of $32,000,000. In the event that IXC orders an amount of fiber less than the commitment amount during the term of this agreement, the supplier may elect to charge the Company the aggregate difference between the amount which would have been billed to the Company for fiber based upon the commitment amount and the amount actually billed to the Company. This agreement will automatically be renewed for a period of one year unless one party has given the other party notice at least 60 days in advance of such renewal that it elects to terminate this agreement. As of December 31, 1995 no fiber purchases had been made under this agreement.

                            IXC COMMUNICATIONS, INC.

     In December 1995, IXC entered into a long-term indefeasible right to use ("IRU") agreement with a common carrier in which the Company will realize significant cost savings to the cost of the planned fiber expansion. Under the IRU, both parties will construct a fiber optic communications system and will grant unrestricted rights to each other to use certain fiber on each others' constructed communications systems. The scheduled completion date of all construction, installation and fiber acceptance testing of each system is October 1, 1996. The agreement provides for substantial penalties ($400,000 per month) for either party which does not complete construction of the applicable route by October 1, 1996, but only after a grace period and only in the event the other party has already completed its route. The initial term of this agreement is 20 years from July 1, 1997. The agreement may be renewed for two terms of 10 years each. The agreement states that beginning at the end of the first full calendar quarter after the final construction acceptance date, each party shall pay the other a usage fee during the term in an annual amount of $2.0 million payable in four equal installments at the end of each calendar quarter.

     The Company is involved in various legal proceedings, all of which have arisen in the ordinary course of business and some of which are covered by insurance. In the opinion of the Company's management, none of the claims relating to such proceedings will have material adverse effect on the financial condition or results of operations of the Company.

15.  VALUATION AND QUALIFYING ACCOUNTS

     Activity in the Company's allowance for doubtful accounts for the years ended December 31, 1993, 1994 and 1995 was as follows (in thousands):

                                                 BALANCE AT   CHARGED TO                 BALANCE
                                                 BEGINNING    COSTS AND                 AT END OF
                  FOR THE YEARS ENDED            OF PERIOD     EXPENSES    DEDUCTIONS    PERIOD
        ---------------------------------------  ----------   ----------   ----------   ---------
        December 31, 1993......................    $1,024       $  447       $1,042      $   429
        December 31, 1994......................    $  429       $1,565       $1,232      $   762
        December 31, 1995......................    $  762       $1,505       $  498      $ 1,769

                            IXC COMMUNICATIONS, INC.

16.  FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR
     SUBSIDIARIES

     IXC conducts a significant portion of its business through subsidiaries. The Senior Notes are unconditionally guaranteed, jointly and severally, by all of IXC's wholly-owned direct and indirect subsidiaries except for SSC (the "Subsidiary Guarantors"). The obligations of each Guarantor are limited to the minimum extent necessary to prevent the guarantee from violating or becoming voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. IXC's subsidiaries that were not wholly-owned at the time the Senior Notes were issued, do not guarantee the Senior Notes (the "Non-Guarantor Subsidiaries"). The claims of creditors of Non-Guarantor Subsidiaries have priority over the rights of IXC to receive dividends or distributions from such subsidiaries.

     Presented below is condensed consolidating financial information for IXC, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries as of and for the fiscal years ended December 31, 1994 and 1995. All of the non-guarantor subsidiaries were acquired or formed in 1994. Accordingly, the Company's audited consolidated financial statements prior to January 1, 1994 do not include any direct or indirect consolidated subsidiaries which are not guarantors. As a result, the aggregate net assets, earnings and equity of IXC and the Subsidiary Guarantors for the year ended 1993 would be equivalent to the aggregate net assets, earnings and equity of the Company. Accordingly, condensed consolidating financial information for such periods is not presented.

     The equity method has been used by IXC and the Subsidiary Guarantors with respect to investments in Non-Guarantor Subsidiaries. Separate financial statements for Subsidiary Guarantors are not presented based on management's determination that they do not provide additional information that is material to investors.

     The following table sets forth the Guarantor and Non-Guarantor subsidiaries:

             GUARANTOR SUBSIDIARIES                        NON-GUARANTOR SUBSIDIARIES
    -----------------------------------------        ---------------------------------------
    Tower Communications Systems Corp.               Mutual Signal Holding Corporation
    West Texas Microwave Company                     Mutual Signal Corporation
    Western States Microwave Transmission            Mutual Signal Corporation of Michigan
      Company                                        MSM Associates, Limited Partnership
    Atlantic States Microwave Transmission           Switched Services Communications,
      Company                                        L.L.C.
    Central States Microwave Transmission            Progress International L.L.C.
      Company                                        US Advantage Long Distance, Inc.
    IXC Carrier, Inc.                                Marca-Tel S.A. de C.V.
    IXC Long Distance, Inc.
    Link Net International, Inc.
    Rio Grande Transmission, Inc.
    Telcom Engineering, Inc.

                            IXC COMMUNICATIONS, INC.

16. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES (CONTINUED)

                     CONDENSED CONSOLIDATING BALANCE SHEET

                                                                  DECEMBER 31, 1994
                                    -----------------------------------------------------------------------------
                                               SUBSIDIARY   NON-GUARANTOR
                                      IXC      GUARANTORS   SUBSIDIARIES    ELIMINATIONS             CONSOLIDATED
                                    --------   ----------   -------------   ------------             ------------
                                                               (DOLLARS IN THOUSANDS)
Current assets:
  Cash and cash equivalents.......  $    146    $  4,619       $   934        $    349(a)              $  6,048
  Accounts receivable and other,
    net...........................        10       3,674           529            (497)(e)                3,716
  Other current assets............       187         845           124              --                    1,156
                                    --------    --------       -------        --------                 --------
Total current assets..............       343       9,138         1,587            (148)                  10,920
Property and equipment, net.......        --      74,508        14,547            (190)(d)               88,865
Prepaid contract costs............        --       1,399            --              --                    1,399
Due from affiliate................     4,091       3,809            --          (7,900)(e)                   --
Other assets......................    20,718       3,873         2,248         (22,614)(b)                4,225
                                    --------    --------       -------        --------                 --------
Total assets......................  $ 25,152    $ 92,727       $18,382        $(30,852)                $105,409
                                    ========    ========       =======        ========                 ========
Current liabilities:
  Accounts payable, accrued
    interest and other current
    liabilities...................  $    134    $  7,378       $   815        $    (46)(a)(e)          $  8,281
  Due to affiliate................     3,800         283           114          (4,197)(e)                   --
  Current portion of long-term
    debt and lease obligations....        --      17,035         1,503              --                   18,538
                                    --------    --------       -------        --------                 --------
Total current liabilities.........     3,934      24,696         2,432          (4,243)                  26,819
Long-term debt and lease
  obligations, less current
  portion.........................     7,029      32,651        14,017          (3,111)(e)               50,586
Net deferred tax liability........        --      11,458            --          (1,640)(e)                9,818
Other noncurrent liabilities......        --       2,429         1,332          (1,332)(e)                2,429
Minority interest.................        --          --            --             168(c)                   168
Preferred stock of consolidated
  subsidiary held by minority
  interests.......................        --       1,400            --              --                    1,400
Stockholders' equity:
  Common stock....................       243           3             1              (4)(b)                  243
  Preferred stock.................     1,473          --             1              (1)(b)                1,473
  Additional paid-in capital......    29,430      39,760           500         (40,260)(b)               29,430
  Retained earnings (accumulated
    deficit)......................   (16,957)    (19,670)           99          19,571(b)(c)(d)(e)      (16,957)
                                    --------    --------       -------        --------                 --------
Total stockholders' equity........    14,189      20,093           601         (20,694)                  14,189
                                    --------    --------       -------        --------                 --------
    Total liabilities and
      stockholders' equity........  $ 25,152    $ 92,727       $18,382        $(30,852)                $105,409
                                    ========    ========       =======        ========                 ========

---------------
(a) Eliminations of intercompany settlements in transit.
(b) Eliminations of investments in consolidated subsidiaries
(c) Recording of minority interest in equity operations.
(d) Eliminations of intercompany capitalized labor.
(e) Eliminations of intercompany receivables and lease obligations.

                            IXC COMMUNICATIONS, INC.

16. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

                                                               DECEMBER 31, 1994
                                    -----------------------------------------------------------------------
                                             SUBSIDIARY   NON-GUARANTOR
                                     IXC     GUARANTORS   SUBSIDIARIES    ELIMINATIONS         CONSOLIDATED
                                    ------   ----------   -------------   ------------         ------------
                                                            (DOLLARS IN THOUSANDS)
Net operating revenues............  $   --     $78,448        $3,410         $(1,195)(a)          $80,663
Operating expenses:
  Cost of services................      --      33,848           810            (762)(a)(b)        33,896
  Operations and administration...     570      19,336           898            (243)(a)           20,561
  Depreciation and amortization...      32      11,166           923              --               12,121
                                    ------     -------        ------         -------              -------
                                      (602)     14,098           779            (190)              14,085
Interest income...................     139         194             8            (130)(a)              211
Interest expense..................    (653)     (5,141)         (441)            130(a)            (6,105)
Equity in net income (loss) of
  unconsolidated subsidiaries.....   7,864          83            --          (8,041)(c)              (94)
                                    ------     -------        ------         -------              -------
Income (loss) before provision
  (benefit) for income taxes and
  minority interest in net loss of
  subsidiaries....................   6,748       9,234           346          (8,231)               8,097
Benefit (provision) for income
  taxes...........................     567      (3,477)         (247)             --               (3,157)
Minority interest.................      --          --            --              77(d)                77
                                    ------     -------        ------         -------              -------
Income before extraordinary
  item............................   7,315       5,757            99          (8,154)               5,017
Extraordinary gain, net...........      --       2,298            --              --                2,298
                                    ------     -------        ------         -------              -------
     Net income...................  $7,315     $ 8,055        $   99         $(8,154)             $ 7,315
                                    ======     =======        ======         =======              =======

---------------
(a) Eliminations of intercompany administration services, communication services and interest charges.
(b) Eliminations of capitalized intercompany labor.
(c) Eliminations of equity (income) loss from consolidated subsidiaries.
(d) Recording of minority interest in equity or earnings loss of non-guarantor subsidiaries.

                            IXC COMMUNICATIONS, INC.

16. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                             DECEMBER 31, 1994
                                 --------------------------------------------------------------------------
                                           SUBSIDIARY   NON-GUARANTOR
                                   IXC     GUARANTORS   SUBSIDIARIES    ELIMINATIONS           CONSOLIDATED
                                 -------   ----------   -------------   ------------           ------------
                                                           (DOLLARS IN THOUSANDS)
Net cash provided by (used in)
  operating activities.........  $(1,262)   $  9,935      $   1,199       $  3,660(a)(b)(c)      $ 13,532
Cash flows from investing
  activities
Purchase of property and
  equipment....................       --      (3,545)        (3,732)           190(b)              (7,087)
Sale of property and
  equipment....................       --         235             --             --                    235
Payments for businesses
  acquired, net of cash
  received.....................       --          --        (11,976)            --                (11,976)
                                 -------     -------        -------        -------               --------
Net cash provided by (used in)
  investing activities.........       --      (3,310)       (15,708)           190                (18,828)
Cash flows from financing
  activities
Payments from (advances to)
  affiliates, net..............    1,411      (1,525)           114             --                     --
Proceeds from long-term debt...       --         229         15,770         (3,000)(a)             12,999
Payments on long-term debt and
  lease obligations............       --      (7,331)          (506)            --                 (7,837)
Payments from escrow...........       --       1,500             --             --                  1,500
Payments of debt issue costs...     (139)       (976)          (436)            --                 (1,551)
Capital contribution in
  subsidiary by minority
  shareholders.................       --          --            500           (500)(c)                 --
Issuance of common stock.......        3          --              1             (1)(c)                  3
                                 -------     -------        -------        -------               --------
Net cash provided by (used in)
  financing activities.........    1,275      (8,103)        15,443         (3,501)                 5,114
Net increase (decrease) in cash
  and cash equivalents.........       13      (1,478)           934            349                   (182)
Cash and cash equivalents at
  beginning of period..........      133       6,097             --             --                  6,230
                                 -------     -------        -------        -------               --------
Cash and cash equivalents at
  end of period................  $   146    $  4,619      $     934       $    349               $  6,048
                                 =======     =======        =======        =======               ========

---------------
(a) Eliminations of intercompany receivables, debt and lease obligations.
(b) Eliminations of intercompany capitalized labor.
(c) Eliminations of intercompany capital contribution.

                            IXC COMMUNICATIONS, INC.

16. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES (CONTINUED)

                     CONDENSED CONSOLIDATING BALANCE SHEET

                                                           DECEMBER 31, 1995
                             ------------------------------------------------------------------------------
                                        SUBSIDIARY   NON-GUARANTOR
                               IXC      GUARANTORS   SUBSIDIARIES    ELIMINATIONS              CONSOLIDATED
                             --------   ----------   -------------   ------------              ------------
                                                         (DOLLARS IN THOUSANDS)
Current assets:
  Cash and cash
     equivalents...........  $  1,418    $  3,332       $  1,742       $     423(a)              $  6,915
  Accounts receivable and
     other, net............        --       6,717          1,148          (2,328)(e)                6,319
  Other current assets.....     6,565       4,481            358          (7,807)(e)                2,815
                             --------    --------       --------       ---------                 --------
Total current assets.......     7,983      14,530          3,248          (9,712)                  16,049
Property and equipment,
  net......................        --      76,804         29,910            (315)(d)              106,399
Prepaid contract costs.....        --         989             --              --                      989
Escrow under Senior
  Notes....................   198,266          --             --              --                  198,266
Due from affiliate.........    74,604       3,351            568         (78,523)(e)                   --
Other assets...............    12,997      15,959          4,191         (18,375)(b)               14,772
                             --------    --------       --------       ---------                 --------
Total assets...............  $293,850    $111,633       $ 37,917       $(106,925)                $336,475
                             ========    ========       ========       =========                 ========
Current liabilities:
  Accounts payable, accrued
     interest and other
     current liabilities...  $  8,984    $ 13,922       $  2,720       $  (4,528)(a)(e)          $ 21,098
  Due to affiliate.........       258       6,458          1,832          (8,548)(e)                   --
  Current portion of
     long-term debt and
     lease obligations.....        --       1,511          3,023              --                    4,534
                             --------    --------       --------       ---------                 --------
Total current
  liabilities..............     9,242      21,891          7,575         (13,076)                  25,632
Long-term debt and lease
  obligations, less current
  portion..................   277,238       3,207         17,215          (3,400)(e)              294,260
Net noncurrent deferred tax
  liability................       222      10,997             --          (2,916)(e)                8,303
Due to affiliate/parent....        --      70,384          3,878         (74,262)(e)                   --
Other noncurrent
  liabilities..............        --         469             --              --                      469
Minority interest..........        --           1             --             952(c)                   953
Preferred stock of
  consolidated subsidiary
  held by minority
  interests................        --          --             --              --                       --
Stockholders' equity:
  Preferred stock..........        13          --             --              --                       13
  Common stock.............       243           3              1              (4)(b)                  243
  Additional paid-in
     capital...............    29,430      30,051         20,750         (50,801)(b)               29,430
  Retained earnings
     (accumulated
     deficit)..............   (22,538)    (25,370)       (11,502)         36,582(b)(c)(d)(e)      (22,828)
                             --------    --------       --------       ---------                 --------
Total stockholders'
  equity...................     7,148       4,684          9,249         (14,223)                   6,858
                             --------    --------       --------       ---------                 --------
          Total liabilities
            and
            stockholders'
            equity.........  $293,850    $111,633       $ 37,917       $(106,925)                $336,475
                             ========    ========       ========       =========                 ========

---------------
(a) Eliminations of intercompany settlements in transit.
(b) Eliminations of investments in consolidated subsidiaries
(c) Recording of minority interest in equity operations.
(d) Eliminations of intercompany capitalized labor.
(e) Eliminations of intercompany receivables, and lease obligations.

                            IXC COMMUNICATIONS, INC.

16. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

                                                              DECEMBER 31, 1995
                                  -------------------------------------------------------------------------
                                             SUBSIDIARY   NON-GUARANTOR
                                    IXC      GUARANTORS   SUBSIDIARIES    ELIMINATIONS         CONSOLIDATED
                                  --------   ----------   -------------   ------------         ------------
                                                           (DOLLARS IN THOUSANDS)
Net operating revenues..........  $    404     $89,339       $ 12,155       $(10,897)(a)         $ 91,001
Operating expenses:
  Cost of services..............        --      38,950         10,075         (9,173)(a)(b)        39,852
  Operations and
     administration.............     1,116      26,155          6,322         (1,311)(a)           32,282
  Depreciation and
     amortization...............        57      12,728          4,653             --               17,438
                                  --------     -------       --------       --------             --------
                                      (769)     11,506         (8,895)          (413)               1,429
Interest income.................     3,766         399             67         (3,764)(a)              468
Interest income on escrow under
  Senior Notes..................     2,552          --             --             --                2,552
Interest expense................   (10,982)     (5,838)        (1,541)         3,764(a)           (14,597)
Equity in net income (loss) of
  unconsolidated subsidiaries...    (1,185)     (7,678)            --          8,882(c)                19
                                  --------     -------       --------       --------             --------
Income (loss) before provision
  (benefit) for income taxes and
  minority interest in net loss
  of subsidiaries...............    (6,618)     (1,611)       (10,369)         8,469              (10,129)
Benefit (provision) for income
  taxes.........................     2,246         546         (1,099)            --                1,693
Minority interest...............        --          --             --          5,218(d)             5,218
                                  --------     -------       --------       --------             --------
Income (loss) before
  extraordinary items...........    (4,372)     (1,065)       (11,468)        13,687               (3,218)
Extraordinary gain, net.........      (304)     (1,309)          (134)            --               (1,747)
                                  --------     -------       --------       --------             --------
Net income......................  $ (4,676)    $(2,374)      $(11,602)      $ 13,687             $ (4,965)
                                  ========     =======       ========       ========             ========

---------------
(a) Eliminations of intercompany administration services, communication services and interest charges.
(b) Eliminations of capitalized intercompany labor.
(c) Eliminations of equity (income) loss from consolidated subsidiaries.
(d) Recording of minority interest in equity or earnings loss of non-guarantor subsidiaries.

                            IXC COMMUNICATIONS, INC.

16. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                              DECEMBER 31, 1995
                                   ------------------------------------------------------------------------
                                               SUBSIDIARY   NON-GUARANTOR                          IXC
                                      IXC      GUARANTORS   SUBSIDIARIES    ELIMINATIONS       CONSOLIDATED
                                   ---------   ----------   -------------   ------------       ------------
                                                            (DOLLARS IN THOUSANDS)
Net cash provided by (used in)
  operating activities...........  $ (10,876)   $ 24,272       $(8,333)        $ 3,992(a)(b)     $   9,055
Cash flows from investing
  activities
Release of funds from escrow
  under Senior Notes.............      4,300          --            --              --               4,300
Purchase of restricted short-term
  investments....................   (200,000)         --            --              --            (200,000)
Purchase of property and
  equipment......................         --     (14,282)       (9,565)            177(b)          (23,670)
                                   ---------    --------       -------         -------           ---------
Net cash provided by (used in)
  investing activities...........   (195,700)    (14,282)       (9,565)            177            (219,370)
Cash flow from financing
  activities
Net proceeds from issuance of
  Senior Notes, net of
  discount.......................    277,148          --            --              --             277,148
Capital contributions in
  subsidiary by minority
  shareholders...................         --     (14,248)       20,250              --               6,002
Payments from (advances to)
  affiliates, net................    (50,827)     50,827            --              --                  --
Proceeds from long-term debt.....         --      17,150         1,545              --              18,695
Payments on long-term debt and
  lease obligations..............     (5,700)    (63,606)       (3,089)         (4,095)(a)         (76,490)
Payments of debt issue costs.....    (10,407)         --            --              --             (10,407)
Redemption of preferred stock....     (1,460)     (1,400)           --              --              (2,860)
Payments of preferred stock
  dividends......................       (906)         --            --              --                (906)
                                   ---------    --------       -------         -------           ---------
Net cash provided by (used in)
  financing activities...........    207,848     (11,277)       18,706          (4,095)            211,182
Net increase (decrease) in cash
  and cash equivalents...........      1,272      (1,287)          808              74                 867
Cash and cash equivalents at
  beginning of period............        146       4,619           934             349               6,048
                                   ---------    --------       -------         -------           ---------
Cash and cash equivalents at end
  of period......................  $   1,418    $  3,332       $ 1,742         $   423           $   6,915
                                   =========    ========       =======         =======           =========

---------------
(a) Eliminations of intercompany receivables, debt and lease obligations.
(b) Eliminations of intercompany capitalized labor.

                            IXC COMMUNICATIONS, INC.

17.  SUBSEQUENT EVENTS

     From January 1, 1996 through June 12, 1996, the Company effected stock splits resulting in a 2.4249 for 1 split of the Company's common stock (with fractional shares to be paid in cash). The Company also increased the number of authorized shares of its common stock to 100,000,000 and the number of authorized shares of its preferred stock to 3,000,000. The accompanying financial statements have been retroactively adjusted to reflect the stock splits and the increase in authorized shares.

     On May 14, 1996, the Board of Directors adopted, and on June 6, 1996 stockholders approved, the IXC Communications, Inc. 1996 Stock Plan (the "1996 Stock Plan"), a stock incentive plan covering 2,121,787 shares of common stock. Awards under the 1996 Stock Plan are given at the discretion of the Board of Directors and include common stock options with exercise prices at least equal to the fair market value at the date of grant.

     Additionally on May 14, 1996 the Board of Directors adopted the IXC Communications, Inc. Outside Directors' Phantom Stock Plan (the "Directors' Plan"), pursuant to which $20,000 per director per year of outside director's fees are deferred and treated as if it were invested in shares of the Company's common stock. No shares of common stock will be actually purchased and the participants will receive cash benefits equal to the value of the shares that they are deemed to have purchased under the Directors' Plan, with such value to be determined on the date of distribution. Distribution of benefits generally will occur three years after the deferral. Compensation expense will be determined based on increases in the market price of the number of shares deemed to have been purchased and will be charged to expense over the related period. On June 6, 1996 the stockholders approved the Directors' Plan.

                   IXC COMMUNICATIONS, INC. AND SUBSIDIARIES

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                  SEPTEMBER 30,
                                                                                      1996
                                                                                  -------------
ASSETS
Current assets:
  Cash and cash equivalents...................................................       $ 89,944
  Accounts receivable and other, net of allowance for doubtful accounts of
     $3,588 at September 30, 1996.............................................         32,867
  Other current assets........................................................          3,114
                                                                                     --------
          Total current assets................................................        125,925
Property and equipment........................................................        234,418
Less: accumulated depreciation................................................        (62,887)
                                                                                     --------
                                                                                      171,531
Escrow under Senior Notes.....................................................        116,268
Deferred charges and other assets.............................................         24,581
                                                                                     --------
          Total assets........................................................       $438,305
                                                                                     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and other current liabilities..............................       $ 41,915
  Accrued interest............................................................         18,344
  Current portion of long-term debt and lease obligations.....................          6,907
                                                                                     --------
          Total current liabilities...........................................         67,166
Long-term debt and lease obligations, less current portion....................        295,124
Other noncurrent liabilities..................................................          4,382
Stockholders' equity:
  Preferred stock, 3,000,000 shares authorized:
     10% Junior Series 3 cumulative preferred stock, $.01 par value;
       12,550 shares issued and outstanding (aggregate liquidation preference
       of $18,622 at September 30, 1996)......................................             13
  Common stock, $.01 par value; 100,000,000 shares authorized;
     30,775,308 shares issued and outstanding at September 30, 1996...........            308
Additional paid-in capital....................................................        123,530
Accumulated deficit...........................................................        (52,218)
                                                                                     --------
          Total stockholders' equity..........................................         71,633
                                                                                     --------
          Total liabilities and stockholders' equity..........................       $438,305
                                                                                     ========

                            See accompanying notes.

                   IXC COMMUNICATIONS, INC. AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (DOLLARS AND NUMBER OF SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                              NINE MONTHS
                                                                          ENDED SEPTEMBER 30,
                                                                          --------------------
                                                                            1996        1995
                                                                          --------     -------
Net operating revenues:
  Private line..........................................................  $ 72,397     $67,259
  Switched long distance................................................    57,876          --
                                                                          --------     -------
     Net operating revenues.............................................   130,273      67,259

Operating expenses:
  Cost of communications services.......................................    91,017      26,808
  Operations and administration.........................................    33,286      21,847
  Depreciation and amortization.........................................    19,934      12,259
                                                                          --------     -------
                                                                           (13,964)      6,345
Interest income.........................................................     1,473         311
Interest income on escrow under Senior Notes............................     6,441          --
Interest expense........................................................   (28,658)     (5,110)
Equity in net income (loss) of unconsolidated
  subsidiaries..........................................................       (24)         44
                                                                          --------     -------
Income (loss) before (provision) benefit for income taxes and minority
  interest..............................................................   (34,732)      1,590
Benefit (provision) for income taxes....................................     5,699      (2,001)
Minority interest.......................................................      (357)      2,873
                                                                          --------     -------
Income (loss) before extraordinary items................................   (29,390)      2,462

Extraordinary items:
  Extraordinary loss on early extinguishment of debt, less benefit for
     income taxes of $671...............................................        --      (1,006)
                                                                          --------     -------
Net income (loss).......................................................  $(29,390)    $ 1,456
Dividends applicable to preferred stock.................................    (1,302)     (1,425)
                                                                          --------     -------
Net income (loss) applicable to common stockholders.....................  $(30,692)    $    31
                                                                          --------     -------

Net income (loss) per common share:
  Before extraordinary loss.............................................  $  (1.13)    $  0.04
  Extraordinary loss....................................................      0.00       (0.04)
                                                                          --------     -------
     Net income (loss)..................................................  $  (1.13)    $  0.00
                                                                          ========     =======
Weighted average common shares..........................................    27,126      25,141
                                                                          ========     =======

                            See accompanying notes.

                   IXC COMMUNICATIONS, INC. AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                FOR THE
                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
Net cash provided by operating activities..............................  $  7,007     $ 14,365

Investing activities
  Release of funds from escrow under Senior Notes......................    70,125           --
  Purchase of property and equipment...................................   (73,259)     (17,523)
                                                                         --------     --------
  Net cash (used in) investing activities..............................    (3,134)     (17,523)

Financing activities
  Proceeds from long-term debt.........................................        --       18,342
  Principal payments on long-term debt and lease obligations...........   (11,585)     (22,505)
  Net proceeds from issuance of common stock -- initial public
     offering..........................................................    81,515           --
  Proceeds from issuance of common stock -- private placement..........    12,500           --
  Capital contributions in subsidiary by minority shareholders.........        --        6,002
  Capital contribution to unconsolidated subsidiary....................    (1,988)
  Payment of debt issue costs..........................................    (1,286)          --
                                                                         --------     --------
  Net cash provided by financing activities............................    79,156        1,839
                                                                         --------     --------
Net increase (decrease) in cash and cash equivalents...................    83,029       (1,319)
Cash and cash equivalents at beginning of period.......................     6,915        6,048
                                                                         --------     --------
Cash and cash equivalents at end of period.............................  $ 89,944     $  4,729
                                                                         ========     ========

Supplemental disclosure of cash flow information
  Cash paid (received) for:
     Interest..........................................................  $ 19,156     $  2,688
                                                                         ========     ========
     Taxes.............................................................  $   (864)    $  1,213
                                                                         ========     ========

                             See accompanying notes

                   IXC COMMUNICATIONS, INC. AND SUBSIDIARIES

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     The accompanying Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996.

     As of January 1, 1996, the Company adopted FASB Statement No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The adoption had no effect on the financial position or results of operations of the Company.

2.  EARNINGS (LOSS) PER COMMON SHARE

     Earnings (loss) per common share is based on the average number of shares of the Company's common stock outstanding during each period. Outstanding options are included in the calculation to the extent they are not antidilutive or qualify for inclusion under the Securities and Exchange Commission Staff Accounting Bulletin Topic 4D.

3.  ACQUISITION OF MINORITY INTEREST

     Effective January 1, 1996, IXC Long Distance, Inc. purchased from Excel Telecommunications, Inc. ("Excel") its minority interest in a joint venture for $6,247,500. The acquisition was accounted for as a purchase and the operating results of the former joint venture have been included in the consolidated financial statements from the date of acquisition. The purchase price was allocated based on estimated fair values at the date of acquisition. The excess of purchase price over assets acquired was $5,583,000 and is being amortized on a straight-line basis over five years. Unaudited pro forma operating results for the nine month period ended September 30, 1995 as if the joint venture had been acquired as of January 1, 1995, are as follows (in thousands, except per share amounts):

                                                                        NINE MONTHS ENDED
                                                                           SEPTEMBER 30
                                                                     ------------------------
                                                                     HISTORICAL     PRO FORMA
                                                                     ----------     ---------
    Net operating revenues.........................................    $67,259       $67,259
    Net income (loss)..............................................      1,456          (759)
    Dividends applicable to preferred stock........................     (1,425)       (1,425)
                                                                       -------       -------
    Income (loss) applicable to common stockholders................         31        (2,184)
    Extraordinary item.............................................     (1,006)       (1,006)
                                                                       -------       -------
    Income (loss) applicable to common stockholders before
      extraordinary item...........................................    $ 1,037       $(1,178)
                                                                       =======       =======
    Earnings per common share
      Before extraordinary item....................................    $  0.04       $ (0.05)
      Extraordinary item...........................................    $ (0.04)      $ (0.04)
                                                                       -------       -------
         Net income (loss).........................................    $  0.00       $ (0.09)
                                                                       =======       =======

4.  INCOME TAXES

     The Company has determined that a valuation allowance should be applied against the net operating loss it expects to incur in 1996. The difference between the tax benefit recorded for the nine months ended September 30, 1996 and the expected benefit at the federal statutory rate is primarily due to state income

                   IXC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

taxes, losses incurred (the tax benefit of which is not recorded due to uncertainty regarding its realization), and resolution of Federal income tax examinations, which were concluded in the second and third quarters of 1996.

5.  COMMITMENTS AND CONTINGENCIES

     During 1996 the Company has made and will continue to make material commitments related to Phase 1 of the Fiber Expansion. These commitments are expected to be paid with cash held in an escrow account and the proceeds received from the Company's recent public offering. Additionally during 1996, the Company has entered into and seeks to continue to enter into cost sharing arrangements with other large users of fiber capacity in order to realize cost savings and offsets to the estimated cost of the Fiber Expansion.

     In March 1996, the Company entered into five-year equipment leases for network switching equipment for which the lease obligations had an initial present value of $7,038,000.

     From time to time the Company is involved in various legal proceedings arising in the ordinary course of business, some of which are covered by insurance. In the opinion of the Company's management, none of the claims relating to such proceedings will have a material effect on the financial condition or results of operations of the Company.

6.  SENIOR NOTES

     On April 1, 1996, the Company and various of the subsidiaries filed a Registration Statement on Form S-4 with the Commission relating to the offer (the "Exchange Offer") by the Company to exchange its 12 1/2% Series A Senior Notes due 2005 ("Series A Notes") for 12 1/2% Series B Senior Notes due 2005 ("Series B Notes," and together with the Series A Notes, the "Senior Notes") which was declared effective by the Commission on July 5, 1996. On August 2, 1996 the Company consummated the Exchange Offer. Approximately 93% of the Series A Notes were tendered prior to the expiration of the Exchange Offer.

7.  STOCK SPLIT

     From January 1, 1996 through June 12, 1996, the Company effected stock splits resulting in a 2.4249 for 1 split of the Company's common stock (with fractional shares paid in cash). The Company also increased the number of authorized shares of its common stock to 100,000,000 and the number of authorized shares of its preferred stock to 3,000,000. The accompanying financial statements include the stock splits and the increase in authorized shares, and all prior periods have been retroactively adjusted.

8.  STOCK OFFERING AND PRIVATE PLACEMENT

     On July 9, 1996, the Company completed an initial public offering (the "IPO" or the "Public Offering") of 5,600,000 shares of its common stock, at an offering price of $16.00 per share resulting in net proceeds (before expenses) of approximately $83,328,000. The Company expects to use the net proceeds from the offering (together with a portion of the funds remaining from the sale of the Senior Notes) to fund the Fiber Expansion and for general corporate purposes. Concurrently with the closing of the Public Offering, the Company sold to an affiliate in a private placement 840,053 shares of restricted common stock resulting in proceeds of $12,500,000 (the "Private Placement").

9. STOCK OPTIONS

     During the quarter ended September 30, 1996, the Company granted 345,900 stock options. At September 30, 1996 stock options covering 1,357,025 shares of common stock were outstanding.

                   IXC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

10. PHANTOM STOCK PLAN

     On May 14, 1996 the Board of Directors adopted the IXC Communications, Inc. Outside Directors' Phantom Stock Plan (the "Directors' Plan"), pursuant to which $20,000 per participating director per year of outside director's fees are deferred and treated as if it were invested in shares of the Company's common stock. No shares of common stock have been or will be actually purchased and the participants will receive cash benefits equal to the value of the shares that they are deemed to have purchased under the Directors' Plan, with such value to be determined on the date of distribution. Distribution of benefits generally will occur three years after the deferral. Compensation expense will be determined based on increases in the market price of the number of shares deemed to have been purchased and will be charged to expense over the related period. On June 6, 1996 the stockholders approved the Directors' Plan.

11. THE 1996 STOCK PLAN

     On May 14, 1996, the Board of Directors adopted, and on June 6, 1996 stockholders approved, the IXC Communications, Inc. 1996 Stock Plan (the "1996 Stock Plan"), a stock incentive plan covering 2,121,787 shares of common stock. Awards under the 1996 Stock Plan are given at the discretion of the Board of Directors and include common stock options with exercise prices at least equal to the fair market value at the date of grant.

12. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR
SUBSIDIARIES

     The Company conducts a significant portion of its business through subsidiaries. The Senior Notes are unconditionally guaranteed, jointly and severally, by the "Subsidiary Guarantors" consisting of most of the Company's wholly owned direct and indirect subsidiaries. The obligations of each Subsidiary Guarantor are limited to the minimum extent necessary to prevent the quarantee from violating or becoming voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. The Company's subsidiaries that were not wholly owned at the time the Senior Notes were issued do not guarantee the Senior Notes (the "Non-Guarantor Subsidiaries"). The claims of creditors of Non-Guarantor Subsidiaries have priority over the rights of the Company to receive dividends or distributions from such subsidiaries.

     The equity method has been used by the Company and the Subsidiary Guarantors with respect to investments in Non-Guarantor Subsidiaries. Separate financial statements for Subsidiary Guarantors are not presented based on management's determination that they do not provide additional information that is material to investors. Presented below is condensed consolidating financial information for the Company, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries as of and for the nine months ended September 30, 1996.

                   IXC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

12. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES -- (CONTINUED)

                     CONDENSED CONSOLIDATING BALANCE SHEET

                                                                SEPTEMBER 30, 1996
                                        -------------------------------------------------------------------
                                                   SUBSIDIARY   NON-GUARANTOR
                                          IXC      GUARANTORS   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                        --------   ----------   -------------   ------------   ------------
                                                              (DOLLARS IN THOUSANDS)
Current assets:
  Cash and cash equivalents............ $ 74,533    $    760       $12,449        $   2,202      $ 89,944
  Accounts receivable and other, net...      341      17,966        24,631          (10,071)       32,867
  Other current assets.................    1,528       4,756           584           (3,754)        3,114
                                        --------    --------       -------        ---------      --------
          Total current assets.........   76,402      23,482        37,664          (11,623)      125,925
Property and equipment, net............        3     134,079        37,719             (270)      171,531
Escrow under Senior Notes..............  116,268          --            --               --       116,268
Due from affiliates....................  161,769      31,412         1,820         (195,001)           --
Deferred charges and other assets......   13,673       7,943        11,314           (8,349)       24,581
                                        --------    --------       -------        ---------      --------
          Total assets................. $368,115    $196,916       $88,517        $(215,243)     $438,305
                                        ========    ========       =======        =========      ========

Current liabilities:
  Accounts payable, accrued interest
     and other current liabilities..... $ 19,008    $ 30,309       $20,352        $  (9,410)     $ 60,259
  Due to affiliate.....................      111         491         1,207           (1,809)           --
  Current portion of long-term debt and
     lease obligations.................       --       2,466         4,713             (272)        6,907
                                        --------    --------       -------        ---------      --------
          Total current liabilities....   19,119      33,266        26,272          (11,491)       67,166
Long-term debt and lease obligations,
  less current portion.................  277,542         359        22,745           (5,522)      295,124
Due to affiliates......................       --     162,854        32,147         (195,001)           --
Other noncurrent liabilities...........       --      10,516            --           (6,134)        4,382

Stockholders' equity (deficit):
  Preferred stock......................       13          --         2,584           (2,584)           13
  Common stock.........................      308           3             3               (6)          308
  Additional paid-in capital...........  123,530      30,052        36,248          (66,300)      123,530
  Retained earnings (accumulated
     deficit)..........................  (52,397)    (40,134)      (31,482)          71,795       (52,218)
                                        --------    --------       -------        ---------      --------
          Total stockholders' equity
            (deficit)..................   71,454     (10,079)        7,353            2,905        71,633
                                        ========    ========       =======        =========      ========
          Total liabilities and
            stockholders' equity
            (deficit).................. $368,115    $196,916       $88,517        $(215,243)     $438,305
                                        ========    ========       =======        =========      ========

                   IXC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     12.  FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR
                          SUBSIDIARIES -- (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

                                               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                ---------------------------------------------------------------------------
                                             SUBSIDIARY     NON-GUARANTOR
                                  IXC        GUARANTORS     SUBSIDIARIES      ELIMINATIONS     CONSOLIDATED
                                --------     ----------     -------------     ------------     ------------
                                                          (DOLLARS IN THOUSANDS)
Net operating revenue:
  Private line................  $     --      $ 81,075         $  9,350         $(18,028)        $ 72,397
  Switched long distance......        --        18,834           51,723          (12,681)          57,876
                                --------      --------         --------         --------         --------
     Net operating revenues...        --        99,909           61,073          (30,709)         130,273
Operating expenses:
  Cost of communications
     service..................        --        55,731           64,911          (29,625)          91,017
  Operations and
     administration...........     2,769        24,861            6,249             (593)          33,286
  Depreciation and
     amortization.............        43        12,718            7,410             (237)          19,934
                                --------      --------         --------         --------         --------
                                  (2,812)        6,599          (17,497)            (254)         (13,964)
Interest income...............    10,840         1,944              251          (11,562)           1,473
Interest income on escrow
  under Senior Notes..........     6,441            --               --               --            6,441
Interest expense..............   (28,816)       (8,192)          (3,213)          11,563          (28,658)
Equity in net income (loss) of
  unconsolidated
  subsidiaries................   (16,645)      (19,681)              --           36,302              (24)
                                --------      --------         --------         --------         --------
Income (loss) before
  (provision) benefit for
  income taxes and minority
  interest subsidiaries.......   (30,992)      (19,330)         (20,459)          36,049          (34,732)
  Benefit (provision) for
     income taxes.............     1,133         4,566              479             (479)           5,699
Minority interest.............        --            --               --             (357)            (357)
                                --------      --------         --------         --------         --------
Net income (loss).............  $(29,859)     $(14,764)        $(19,980)        $ 35,213         $(29,390)
                                ========      ========         ========         ========         ========

                   IXC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

12. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES -- (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                           -------------------------------------------------------------------
                                                      SUBSIDIARY   NON-GUARANTOR
                                             IXC      GUARANTORS   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                           --------   ----------   -------------   ------------   ------------
                                                                 (DOLLARS IN THOUSANDS)
Net cash provided by (used in) operating
  activities.............................. $  1,643    $ 13,280       $(19,902)      $ 11,986       $  7,007

Investing activities
  Release of funds from escrow under
     Senior Notes.........................   70,125          --             --             --         70,125
  Purchase of property and equipment......       (3)    (67,016)        (6,254)            14        (73,259)
                                           --------    --------       --------       --------       --------
  Net cash provided by (used) in investing
     activities...........................   70,122     (67,016)        (6,254)            14         (3,134)

Financing Activities
  Payments from (advance to) affiliates...  (91,378)     61,912         28,230          1,236             --
  Capital contribution to unconsolidated
     subsidiary...........................   12,500      (1,988)            --        (12,500)        (1,988)
  Principal payments on long-term debt and
     lease obligations....................       --      (8,760)        (3,868)         1,043        (11,585)
  Net proceeds from issuance of common
     stock - IPO..........................   81,515          --              1                        81,515
  Proceeds from issuance of common
     stock - Private Placement............       --          --         12,500                        12,500
  Payment of debt issue costs.............   (1,286)         --             --             --         (1,286)
                                           --------    --------       --------       --------       --------
  Net cash provided by (used in) financing
     activities...........................    1,350      51,164         36,863        (10,221)        79,156
  Net increase (decrease) in cash and cash
     equivalents..........................   73,115      (2,572)        10,707          1,779         83,029
  Cash and cash equivalents at beginning
     of period............................    1,418       3,332          1,742            423          6,915
                                           --------    --------       --------       --------       --------
  Cash and cash equivalents at end of
     period............................... $ 74,533    $    760       $ 12,449       $  2,202       $ 89,944
                                           ========    ========       ========       ========       ========

                            IXC COMMUNICATIONS, INC.

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Effective January 1, 1996, IXC Communications, Inc. acquired the minority interest of Switched Services Communications, L.L.C. ("SSC") previously owned by Excel Telecommunications, Inc. The acquisition has been accounted for using the purchase method of accounting for business combinations.

     The unaudited pro forma condensed consolidated statement of operations of IXC Communications, Inc. ("IXC" or the "Company") for the year ended December 31, 1995 reflects the acquisition by the Company of the minority interest of SSC as if the acquisition had occurred on January 1, 1995.

     The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the historical financial statements of IXC, related notes to financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The pro forma information is not necessarily indicative of the results that would have resulted had the acquisition of the minority interest of SSC actually occurred on the dates assumed herein, nor is the pro forma information indicative of the future results of IXC and its consolidated subsidiaries.

                                                               IXC                            IXC
                                                            HISTORICAL     ADJUSTMENTS     PRO FORMA
                                                            ----------     -----------     ---------
                                                                            (NOTE 1)
Net operating revenues....................................    $ 91,001            --        $ 91,001
Operating expenses........................................      89,572       $ 1,117(a)       90,689
                                                              --------       -------        --------
                                                                 1,429        (1,117)            312
Interest income...........................................       3,020            --           3,020
Interest expense..........................................     (14,597)           --         (14,597)
Equity in net income of unconsolidated subsidiaries.......          19            --              19
Minority interest.........................................       5,218        (5,450)(b)        (232)
                                                              --------       -------        --------
Loss before income taxes and extraordinary item...........      (4,911)       (6,567)        (11,478)
Income tax benefit........................................       1,693         2,180(c)        3,873
                                                              --------       -------        --------
Loss before extraordinary item............................    $ (3,218)      $(4,387)       $ (7,605)
                                                              ========       =======        ========
Loss per common share before extraordinary item...........    $   (.20)                     $   (.38)
                                                              ========                      ========
Weighted average common shares outstanding................      25,108                        25,108
                                                              ========                      ========

NOTE 1 -- PRO FORMA ADJUSTMENTS

     The following pro forma adjustments reflect the impact of purchase accounting related to the acquisition of the minority interest of SSC, as if it had been acquired on January 1, 1995 (in thousands):

    Amortization of goodwill....................................................  $1,117(a)
    Elimination of minority interest in net loss of SSC.........................  $5,450(b)
    Tax benefit of additional net losses of SSC (at 40%)........................  $2,180(c)

                                    IXC LOGO
                            IXC COMMUNICATIONS, INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the registration fee of the Securities and Exchange Commission (the "Commission") and the filing fee for the National Association of Securities Dealers, Inc. ("NASD").

                                       ITEM                                      AMOUNT
    ---------------------------------------------------------------------------  -------
    Commission registration fee................................................  $24,784
    NASD filing fee............................................................    8,679
    Nasdaq National Market listing fee.........................................   17,500
    Printing and engraving expenses............................................     *
    Legal fees and expenses (excluding Blue Sky)...............................     *
    Blue Sky fees and expenses.................................................     *
    Accounting fees and expenses...............................................     *
    Transfer agent and registrar fees..........................................     *
    Miscellaneous..............................................................     *
                                                                                 -------
              Total............................................................  $  *
                                                                                 =======

---------------
* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     IXC Communications, Inc. ("IXC Communications") is a Delaware corporation.
Article VII, Section 8 of IXC Communications' Bylaws provides that IXC Communications shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the Delaware General Corporation Law ("DGCL").
Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances.

     Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     Article Tenth of the Restated Certificate of Incorporation of IXC Communications currently provides that each director shall not be personally liable to IXC Communications or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to IXC Communications or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payment of dividends or unlawful stock repurchases or redemptions as provided under Section 174 of the DGCL; or
(iv) for any transaction from which the director derived an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this Registration Statement, IXC Communications has sold the following unregistered securities (share amounts for the Common Stock, par value $.01 (the "Common Stock") have been adjusted to reflect a stock split of 4,782-to-1 effective January 31, 1994 and the stock splits that were effected in June 1996).

     On February 22, 1994, IXC Communications issued an aggregate of 3,120,893 shares of its Common Stock to four of its executive officers (one of whom is also a director). Such shares were issued pursuant to the conversion of shares of common stock of I-Link Communications, Inc., a Delaware corporation ("IL"), and Telecom Services Group, Inc., a Delaware corporation ("TSGI"), at the effective date (February 22, 1994) of the merger of IL and I-Link Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of IXC Communications, and the merger of TSGI and TSGI Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of IXC Communications (the "TSGI Merger"). Also on February 22, 1994, IXC Communications issued an aggregate of 7,598,119 shares of Common Stock and 12,550 shares of 10% Junior Series 3 Cumulative Preferred Stock, $.01 par value (the "Series 3 Preferred Stock") in exchange for common and preferred shares of TSGI, to former stockholders of TSGI (who include Ralph J. Swett, Richard D. Irwin, Trustees of General Electric Pension Trust ("GEPT") and Grumman Hill Investments, L.P.) at the effective date of the TSGI Merger.

     On May 26, 1994, IXC Communications issued and sold 60,685 shares of Common Stock to American Business Development Corporations for an aggregate purchase price of $2,502.

     During the period from December 16, 1994 through December 31, 1996, IXC Communications granted stock options to 85 individuals (including two executive officers) covering an aggregate of 1,152,506 shares of Common Stock. No consideration was paid for such options. Such grants were exempt from the registration requirement of the Securities Act of 1933, as amended (the "Securities Act") as not involving the sale of a security. Stock options representing such shares have been subsequently registered under the Securities Act.

     On October 5, 1995, IXC Communications issued and sold 12.5% Series A Senior Notes due 2005 (the "Series A Notes") in the aggregate principal amount of $285.0 million to an aggregate of 82 purchasers each of which was either an "accredited investor" or "qualified institutional buyer" (as such terms are defined in Rule 501(a) and Rule 144A(a) of the Securities Act) for proceeds to IXC Communications of approximately $268.8 million, net of original issue discount and placement fees of approximately $8.3 million. The aggregate offering price of the Series A Notes was approximately $277.1 million. On August 2, 1996, IXC Communications and various of its subsidiaries consummated its offer to exchange registered 12.5% Series B Senior Notes due 2005 for the Series A Notes. Dillon, Read & Co. Inc. and CS First Boston Corporation acted as placement agents in connection with the sale of the Series A Notes.

     On July 9, 1996, IXC Communications issued and sold 840,053 shares of Common Stock to GEPT (the "GEPT Private Placement") for an aggregate purchase price of $12.5 million concurrently with the closing of IXC Communications' initial public offering.

     The sales and issuances of the Common Stock, Series 1 Preferred Stock, Series 3 Preferred Stock and the Series A Notes and the GEPT Private Placement described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof, as transactions not involving a public offering. The purchasers in such private offerings of stock represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. The purchasers of Series A Notes represented that they were not acquiring the Series A Notes with a view to of for sale in connection with any distribution thereof or with any present intention of offering or selling any of the Senior Notes in a transaction that would violate the Securities Act. Appropriate legends were affixed to the certificates representing the securities issued in such transactions. All purchasers had adequate access, through their employment or other relationships or otherwise, to sufficient information about IXC Communications to make an informed investment decision. No underwriter or placement agent was employed with respect to any such sales, other than the firms named above which participated as placement agents in connection with the sale of the Series A Notes.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits

                                                DESCRIPTION
           --------------------------------------------------------------------------------------
EXHIBIT
NUMBER
------
 1.1       +    Form of Underwriting Agreement
 3.1            Restated Certificate of Incorporation of IXC Communications, Inc., as amended
                (incorporated by reference to Exhibit 3.1 of IXC Communications, Inc.
                Registration Statement on Form S-1 filed with the Commission on May 20, 1996, as amended (File No. 333-4061) (the "S-1"))
 3.2            Bylaws of IXC Communications, Inc., as amended (incorporated by reference to
                Exhibit 3.2 of the S-1)
 4.1            Specimen certificate representing shares of Common Stock of IXC Communications,
                Inc. (incorporated by reference to Exhibit 4.1 of the S-1)
 4.2            Indenture dated as of October 5, 1995 by and among IXC Communications, Inc., on its behalf and as successor-in-interest to I-Link Holdings, Inc. and IXC Carrier
                Group, Inc., each of IXC Carrier, Inc., on its behalf and as successor-in-interest to I-Link, Inc., CTI Investments, Inc., Texas Microwave,
                Inc. and WTM Microwave, Inc., Atlantic States Microwave Transmission Company,
                Central States Microwave Transmission Company, Telcom Engineering, Inc., on its
                behalf and as successor-in-interest to SWTT Company and Microwave Network, Inc.,
                Tower Communication Systems Corp., West Texas Microwave Company, Western States
                Microwave Transmission Company, Rio Grande Transmission, Inc., IXC Long Distance,
                Inc., Link Net International, Inc. (collectively, the "Guarantors" and IBJ
                Schroder Bank & Trust Company, as Trustee, with respect to the 12 1/2% Series A and Series B Senior Notes due 2005 (incorporated by reference to Exhibit 4.1 of
                IXC Communications, Inc.'s and each of the Guarantor's Registration Statement on
                Form S-4 filed with the Commission on April 1, 1996, as amended (File No.
                333-2936) (the "S-4")
 4.3            Purchase Agreement dated October 5, 1995 by and among IXC Communications, Inc.), and the Purchasers named therein (incorporated by reference to Exhibit 4.2 of the
                S-4)
 4.4            A/B Exchange Registration Rights Agreement dated as of October 5, 1995 by and among IXC Communications, Inc., the Guarantors and the Purchasers named therein
                (incorporated by reference to Exhibit 4.3 of the S-4)

EXHIBIT                                         DESCRIPTION
NUMBER     --------------------------------------------------------------------------------------
------
 4.5            Escrow Account and Disbursement Agreement dated as of October 5, 1995 by and among IXC Communications, Inc., IBJ Schroder Bank & Trust Company, as Escrow
                Holder, and IBJ Schroder Bank & Trust Company, as Collateral Agent (incorporated by reference to Exhibit 4.4 of the S-4)
 4.6            Escrow Account Security Agreement dated as of October 5, 1995 by and between IXC
                Communications, Inc. and IBJ Schroder Bank & Trust Company (incorporated by reference to Exhibit 4.5 of the S-4)
 4.7            Form of 12 1/2% Series A Senior Notes due 2005 (incorporated by reference to
                Exhibit 4.6 of the S-4)
 4.8            Form of 12 1/2% Series B Senior Notes due 2005 and Subsidiary Guarantee
                (incorporated by reference to Exhibit 4.8 of the S-1)
 4.9            Registration Rights Agreement dated as of August 6, 1992 by and among Telecom
                Services Group, Inc., predecessor-in-interest to IXC Communications, Inc., and each of the signatories thereto (incorporated by reference to Exhibit 4.9 of the
                S-1)
 4.10           Amendment to Registration Rights Agreement dated as of May 1, 1996 by and among
                IXC Communications, Inc. and each of the signatories thereto (incorporated by reference to Exhibit 4.10 of the S-1)
 4.11           Amendment No. 1 to Indenture and Subsidiary Guarantee dated as of June 4, 1996 by and among IXC Communications, Inc., the Guarantors and the Trustee (incorporated by reference to Exhibit 4.11 of the S-1)
 4.12           Stock Exchange Agreement dated as of June 10, 1996 by and between IXC
                Communications, Inc., and Trustees of General Electric Pension Trust ("GEPT")
                (incorporated by reference to Exhibit 4.12 of the S-1)
 4.13           Registration Rights Agreement dated as of June 10, 1996 by and among IXC
                Communications, Inc., GEPT and certain stockholders of IXC Communications, Inc.
                (incorporated by reference to Exhibit 4.13 of the S-1)
 5.1       +    Opinion of Riordan & McKinzie, a Professional Law Corporation regarding the validity of the issuance of the securities registered hereunder
10.1            Office Lease dated June 21, 1989 with USAA Real Estate Company, as amended
                (incorporated by reference to Exhibit 10.1 of the S-4)
10.2            Equipment Lease dated as of December 1, 1994 by and between DSC Finance
                Corporation and Switched Services Communications, L.L.C.; Assignment Agreement
                dated as of December 1, 1994 by and between Switched Services Communications,
                L.L.C. and DSC Finance Corporation; and Guaranty dated December 1, 1994 made in favor of DSC Finance Corporation by IXC Communications, Inc. (incorporated by reference to Exhibit 10.2 of the S-4)
10.3       +    Amended and Restated 1994 Stock Plan of IXC Communications, Inc., as amended
10.4            Form of Non-Qualified Stock Option Agreement under the 1994 Stock Plan of IXC
                Communications, Inc. (incorporated by reference to Exhibit 10.4 of the S-4)
10.5            Form of IXC Communications, Inc. Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 of the S-4)
10.6            Form of IXC Communications, Inc. Restricted Stock Agreement (incorporated by reference to Exhibit 10.6 of the S-4)
10.7            Amended and Restated Development Agreement by and between Intertech Management
                Group, Inc. and IXC Long Distance, Inc. (incorporated by reference to Exhibit
                10.7 of the S-4)

EXHIBIT                                         DESCRIPTION
NUMBER     --------------------------------------------------------------------------------------
------
10.8            Second Amended and Restated Service Agreement dated as of January 1, 1996 by and between Switched Services Communications, L.L.C. and Excel Telecommunications,
                Inc. (incorporated by reference to Exhibit 10.8 of the S-4)
10.9            Equipment Purchase Agreement dated as of January 16, 1996 by and between Siecor
                Corporation and IXC Carrier, Inc. (incorporated by reference to Exhibit 10.9 of the S-4)
10.10      +    1996 Stock Plan of IXC Communications, Inc., as amended
10.11           IRU Agreement dated as of November 1995 between WorldCom, Inc. and IXC Carrier,
                Inc. (incorporated by reference to Exhibit 10.11 of the S-4)
10.12      +    IXC Communications, Inc. Outside Directors' Phantom Stock Plan, as amended
10.13           Business Consultant and Management Agreement dated as of January 3, 1995 by and between IXC Communications, Inc. and Culp Communications Associates (incorporated by reference to Exhibit 10.13 of the S-1)
10.14           Employment Agreement dated December 28, 1995 by and between IXC Communications,
                Inc. and James F. Guthrie (incorporated by reference to Exhibit 10.14 of the S-1)
10.15           Employment Agreement dated August 28, 1995, by and between IXC Communications,
                Inc. and David J. Thomas (incorporated by reference to Exhibit 10.15 of the S-1)
10.16      +    IRU Agreement dated as of December 12, 1996 by and among IXC Carrier, Inc., The
                Wiltech Group and Vyvx, Inc.
10.17      +    Special Stock Plan of IXC Communications, Inc.
11.1            Statement of Computation of Earnings per Share
21.1       +    Subsidiaries of IXC Communications, Inc.
23.1       +    Consent of Riordan & McKinzie (contained in Exhibit 5.1)
23.2            Consent of Ernst & Young LLP
24.1            Power of Attorney (contained on page II-7)

---------------
+ To be filed by amendment.

(b)  Financial Statement Schedules

     All schedules are omitted since the required information is inapplicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and Notes thereto.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned the registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on January 28, 1997.

                                            IXC Communications, Inc.,
                                            a Delaware corporation

                                            By:   /s/  JOHN J. WILLINGHAM
                                              ----------------------------------
                                                      John J. Willingham
                                                 Senior Vice President, Chief
                                                           Financial
                                                    Officer and Secretary

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below on this registration statement hereby constitutes and appoints Ralph J. Swett and John J. Willingham, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (unless revoked in writing) to sign any and all amendments to this registration statement to which this power of attorney is attached, including any post-effective amendments as well as any related registration statement (or amendment thereto) filed in reliance upon Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might and could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                TITLE                     DATE
---------------------------------------------  ------------------------------  -----------------

             /s/  RALPH J. SWETT               Chairman, President and Chief    January 28, 1997
---------------------------------------------  Executive Officer, and
               Ralph J. Swett                  Director (Principal Executive
                                               Officer)

           /s/  JOHN J. WILLINGHAM             Senior Vice President, Chief     January 28, 1997
---------------------------------------------  Financial Officer and
             John J. Willingham                Secretary (Principal Financial
                                               and Accounting Officer)

            /s/  RICHARD D. IRWIN              Director                         January 28, 1997
---------------------------------------------
              Richard D. Irwin

            /s/  WOLFE H. BRAGIN               Director                         January 28, 1997
---------------------------------------------
               Wolfe H. Bragin

            /s/  CARL W. MCKINZIE              Director                         January 28, 1997
---------------------------------------------
              Carl W. McKinzie

          /s/  PHILLIP L. WILLIAMS             Director                         January 28, 1997
---------------------------------------------
             Phillip L. Williams

              /s/  JOE C. CULP                 Director                         January 28, 1997
---------------------------------------------
                 Joe C. Culp

                                 EXHIBIT INDEX

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
NUMBER                                        DESCRIPTION                                 PAGE
------          ----------------------------------------------------------------------------------
 1.1       +    Form of Underwriting Agreement.........................................
 3.1            Restated Certificate of Incorporation of IXC Communications, Inc., as
                amended (incorporated by reference to Exhibit 3.1 of IXC
                Communications, Inc. Registration Statement on Form S-1 filed with the
                Commission on May 20, 1996, as amended (File No. 333-4061) (the
                "S-1"))................................................................
 3.2            Bylaws of IXC Communications, Inc., as amended (incorporated by reference to Exhibit 3.2 of the S-1)...................................
 4.1            Specimen certificate representing shares of Common Stock of IXC
                Communications, Inc. (incorporated by reference to Exhibit 4.1 of the
                S-1)...................................................................
 4.2            Indenture dated as of October 5, 1995 by and among IXC Communications,
                Inc., on its behalf and as successor-in-interest to I-Link Holdings,
                Inc. and IXC Carrier Group, Inc., each of IXC Carrier, Inc., on its behalf and as successor-in-interest to I-Link, Inc., CTI Investments,
                Inc., Texas Microwave, Inc. and WTM Microwave, Inc., Atlantic States
                Microwave Transmission Company, Central States Microwave Transmission
                Company, Telcom Engineering, Inc., on its behalf and as successor-in-
                interest to SWTT Company and Microwave Network, Inc., Tower
                Communication Systems Corp., West Texas Microwave Company, Western
                States Microwave Transmission Company, Rio Grande Transmission, Inc.,
                IXC Long Distance, Inc., Link Net International, Inc. (collectively, the "Guarantors" and IBJ Schroder Bank & Trust Company, as Trustee,
                with respect to the 12 1/2% Series A and Series B Senior Notes due 2005
                (incorporated by reference to Exhibit 4.1 of IXC Communications, Inc.'s and each of the Guarantor's Registration Statement on Form S-4 filed with the Commission on April 1, 1996, as amended (File No. 333-2936)
                (the "S-4")............................................................
 4.3            Purchase Agreement dated October 5, 1995 by and among IXC
                Communications, Inc.), and the Purchasers named therein (incorporated by reference to Exhibit 4.2 of the S-4)................................
 4.4            A/B Exchange Registration Rights Agreement dated as of October 5, 1995 by and among IXC Communications, Inc., the Guarantors and the
                Purchasers named therein (incorporated by reference to Exhibit 4.3 of the S-4)...............................................................
 4.5            Escrow Account and Disbursement Agreement dated as of October 5, 1995 by and among IXC Communications, Inc., IBJ Schroder Bank & Trust
                Company, as Escrow Holder, and IBJ Schroder Bank & Trust Company, as
                Collateral Agent (incorporated by reference to Exhibit 4.4 of the
                S-4)...................................................................
 4.6            Escrow Account Security Agreement dated as of October 5, 1995 by and between IXC Communications, Inc. and IBJ Schroder Bank & Trust Company
                (incorporated by reference to Exhibit 4.5 of the S-4)..................
 4.7            Form of 12 1/2% Series A Senior Notes due 2005 (incorporated by reference to Exhibit 4.6 of the S-4)...................................
 4.8            Form of 12 1/2% Series B Senior Notes due 2005 and Subsidiary Guarantee
                (incorporated by reference to Exhibit 4.8 of the S-1)..................
 4.9            Registration Rights Agreement dated as of August 6, 1992 by and among
                Telecom Services Group, Inc., predecessor-in-interest to IXC
                Communications, Inc., and each of the signatories thereto (incorporated by reference to Exhibit 4.9 of the S-1)................................

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
NUMBER                                        DESCRIPTION                                 PAGE
------          ----------------------------------------------------------------------------------
 4.10           Amendment to Registration Rights Agreement dated as of May 1, 1996 by and among IXC Communications, Inc. and each of the signatories thereto
                (incorporated by reference to Exhibit 4.10 of the S-1).................
 4.11           Amendment No. 1 to Indenture and Subsidiary Guarantee dated as of June
                4, 1996 by and among IXC Communications, Inc., the Guarantors and the
                Trustee (incorporated by reference to Exhibit 4.11 of the S-1).........
 4.12           Stock Exchange Agreement dated as of June 10, 1996 by and between IXC
                Communications, Inc., and Trustees of General Electric Pension Trust
                ("GEPT") (incorporated by reference to Exhibit 4.12 of the S-1)........
 4.13           Registration Rights Agreement dated as of June 10, 1996 by and among
                IXC Communications, Inc., GEPT and certain stockholders of IXC
                Communications, Inc. (incorporated by reference to Exhibit 4.13 of the
                S-1)...................................................................
 5.1       +    Opinion of Riordan & McKinzie, a Professional Law Corporation regarding the validity of the issuance of the securities registered hereunder....
10.1            Office Lease dated June 21, 1989 with USAA Real Estate Company, as amended (incorporated by reference to Exhibit 10.1 of the S-4).........
10.2            Equipment Lease dated as of December 1, 1994 by and between DSC Finance
                Corporation and Switched Services Communications, L.L.C.; Assignment
                Agreement dated as of December 1, 1994 by and between Switched Services
                Communications, L.L.C. and DSC Finance Corporation; and Guaranty dated
                December 1, 1994 made in favor of DSC Finance Corporation by IXC
                Communications, Inc. (incorporated by reference to Exhibit 10.2 of the
                S-4)...................................................................
10.3       +    Amended and Restated 1994 Stock Plan of IXC Communications, Inc., as
                amended................................................................
10.4            Form of Non-Qualified Stock Option Agreement under the 1994 Stock Plan of IXC Communications, Inc. (incorporated by reference to Exhibit 10.4 of the S-4)............................................................
10.5            Form of IXC Communications, Inc. Restricted Stock Agreement
                (incorporated by reference to Exhibit 10.5 of the S-4).................
10.6            Form of IXC Communications, Inc. Restricted Stock Agreement
                (incorporated by reference to Exhibit 10.6 of the S-4).................
10.7            Amended and Restated Development Agreement by and between Intertech
                Management Group, Inc. and IXC Long Distance, Inc. (incorporated by reference to Exhibit 10.7 of the S-4)..................................
10.8            Second Amended and Restated Service Agreement dated as of January 1,
                1996 by and between Switched Services Communications, L.L.C. and Excel
                Telecommunications, Inc. (incorporated by reference to Exhibit 10.8 of the S-4)...............................................................
10.9            Equipment Purchase Agreement dated as of January 16, 1996 by and between Siecor Corporation and IXC Carrier, Inc. (incorporated by reference to Exhibit 10.9 of the S-4)..................................
10.10      +    1996 Stock Plan of IXC Communications, Inc., as amended................
10.11           IRU Agreement dated as of November 1995 between WorldCom, Inc. and IXC
                Carrier, Inc. (incorporated by reference to Exhibit 10.11 of the
                S-4)...................................................................
10.12      +    IXC Communications, Inc. Outside Directors' Phantom Stock Plan, as
                amended................................................................
10.13           Business Consultant and Management Agreement dated as of January 3,
                1995 by and between IXC Communications, Inc. and Culp Communications
                Associates (incorporated by reference to Exhibit 10.13 of the S-1).....

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
NUMBER                                        DESCRIPTION                                 PAGE
------          ----------------------------------------------------------------------------------
10.14           Employment Agreement dated December 28, 1995 by and between IXC
                Communications, Inc. and James F. Guthrie (incorporated by reference to
                Exhibit 10.14 of the S-1)..............................................
10.15           Employment Agreement dated August 28, 1995, by and between IXC
                Communications, Inc. and David J. Thomas (incorporated by reference to
                Exhibit 10.15 of the S-1)..............................................
10.16      +    IRU Agreement dated as of December 12, 1996 by and among IXC Carrier,
                Inc., The Wiltech Group and Vyvx, Inc. ................................
10.17      +    Special Stock Plan of IXC Communications, Inc. ........................
11.1            Statement of Computation of Earnings per Share.........................
21.1       +    Subsidiaries of IXC Communications, Inc. ..............................
23.1       +    Consent of Riordan & McKinzie (contained in Exhibit 5.1)...............
23.2            Consent of Ernst & Young LLP...........................................
24.1            Power of Attorney (contained on page II-7).............................

---------------
+ To be filed by amendment.